United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report: April 29, 2021

(Date of Earliest Event Reported)

REALTY INCOME CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	1-13374	33-0580106
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

11995 El Camino Real, San Diego, California 92130

(Address of principal executive offices)

(858) 284-5000

(Registrant’s telephone number, including area code)

N/A

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of Each Exchange On Which Registered
Common Stock, $0.01 Par Value	O	New York Stock Exchange
1.625% Notes due 2030	O30	New York Stock Exchange

Item 1.01 Entry Into a Material Definitive Agreement.

The Transactions

On April 29, 2021, Realty Income Corporation, a Maryland corporation (“Realty Income”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rams MD Subsidiary I, Inc., a Maryland corporation and a direct wholly owned subsidiary of Realty Income (“Merger Sub 1”), Rams Acquisition Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), VEREIT, Inc., a Maryland corporation (“VEREIT”) and VEREIT Operating Partnership, L.P., a Delaware limited partnership (“VEREIT OP”).  The Merger Agreement provides for the merger of Merger Sub 2 with and into VEREIT OP with VEREIT OP surviving as a wholly owned subsidiary of Realty Income (the “Partnership Merger”) and, immediately following the Partnership Merger, the Merger Agreement provides for the merger of VEREIT with and into Merger Sub 1 (the “Merger” and together with the Partnership Merger, the “Mergers”), with Merger Sub 1 surviving as a wholly owned subsidiary of Realty Income.

Merger Agreement

The Merger

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the date and time the Merger becomes effective (the “Effective Time”), (i) each share of VEREIT common stock, par value $0.01 per share (the “VEREIT Common Stock”) will automatically be converted into a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio 0.705 (the "Exchange Ratio") of a newly issued share of common stock, par value $0.01 per share, or Realty Income ("Realty Income Common Stock"), subject to adjustment as provided in the Merger Agreement and (ii) each share of VEREIT Series F Preferred Stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and retired and shall cease to exist, but the holders of such shares will retain the right to receive the Series F Preferred Stock Redemption Amount (as defined below) on the redemption date set forth in the Series F Preferred Stock Redemption Notice (as defined below). Holders of shares of VEREIT Common Stock will receive cash in lieu of fractional shares.

Immediately prior to the Mergers, VEREIT will issue a notice of redemption (the “Series F Preferred Stock Redemption Notice”) with respect to all of the outstanding shares of VEREIT Series F Preferred Stock with a redemption date as set forth in the Series F Preferred Stock Redemption Notice, and Realty Income will cause funds to be deposited in escrow to pay the redemption price for each share of VEREIT Series F Preferred Stock at the liquidation preference of $25.00 plus all accrued and unpaid dividends up to and including the redemption date set forth in the Series F Preferred Stock Redemption Notice (such amount, the “Series F Preferred Stock Redemption Amount”).

The Partnership Merger

Pursuant to the terms and subject to the conditions of the Merger Agreement,, at the date and time the Partnership Merger becomes effective (the “Partnership Merger Effective Time”), (i) each outstanding VEREIT OP Common Unit (as defined in the Merger Agreement) owned by VEREIT immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth in the Merger Agreement, will remain outstanding as a common unit of partnership interest in the surviving entity, and (ii) each outstanding VEREIT OP Common Unit owned by a partner of the VEREIT OP other than VEREIT (each such partner, a “VEREIT OP Minority Partner”) that is issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth in the Merger Agreement, will be converted into the number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio), subject to adjustment as provided in the Merger Agreement, (iii) each outstanding VEREIT Series F Preferred Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time (other than VEREIT OP Series F Preferred Units owned by VEREIT), subject to the terms and conditions of the Merger Agreement, will be converted into the right to receive $25.00, plus all accumulated and unpaid distributions to and including the redemption date that is set forth in the Series F Preferred Stock Redemption Notice (the “Series F Preferred Unit Redemption Amount”), and (iv) each VEREIT OP Series F Preferred Unit owned by VEREIT that is issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions of the Merger Agreement, will remain outstanding as one Series F Preferred Unit or the surviving entity. The VEREIT OP Minority Partners will receive cash in lieu of fractional shares.

Treatment of Equity Awards

Pursuant to the terms and subject to the conditions of the Merger Agreement, as of the Effective Time, each outstanding VEREIT equity-based award will be treated as follows: (i) each VEREIT stock option that is outstanding and unexercised as of immediately prior to the Effective Time will be converted into a Realty Income stock option to purchase a number of shares of Realty Income Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying the number of shares of VEREIT Common Stock subject to such VEREIT stock option by the Exchange Ratio, at an exercise price per share of Realty Income Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing the exercise price per share of VEREIT Common Stock of such VEREIT stock option by the Exchange Ratio; (ii) each award of VEREIT restricted stock units that is outstanding as of immediately prior to the Effective Time will be converted into a Realty Income restricted stock unit award with respect to a number of whole shares of Realty Income Common Stock (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (A) (1) for time-based restricted stock units, the number of shares of VEREIT Common Stock subject to such restricted stock unit award as of immediately prior to the Effective Time or (2) for performance-based restricted stock units, the number of shares of VEREIT Common Stock subject to such performance-based restricted stock unit award determined based on actual level of achievement of the applicable performance goals as of immediately prior to the Effective Time (in accordance with the applicable award agreement and the terms of the Merger Agreement) by (B) the Exchange Ratio, and will be credited with a dividend equivalent balance that is equal to the dividend equivalent balance credited on the corresponding VEREIT restricted stock units as of immediately prior to the Effective Time; and (iii) each VEREIT deferred stock unit award that is outstanding as of immediately prior to the Effective Time will generally be converted into the right to receive the number of share of Realty Income Common Stock equal to the product obtained by multiplying the Exchange Ratio by the number of shares underlying such award. Each converted award will continue to be subject to the same vesting and other terms and conditions as applied to the corresponding VEREIT award as of immediately prior to the Effective Time, except that Realty Income restricted stock units resulting from the conversion of performance-based VEREIT restricted stock units will, following the Effective Time, be subject to the time-vesting conditions applicable to the performance-based VEREIT restricted stock units, but will no longer be subject to performance-vesting conditions.

Contemplated Spin-Off of Office Properties

It is contemplated that after the Effective Time, subject to the terms and conditions of the Merger Agreement, Realty Income and VEREIT will contribute certain of their office real properties (the “OfficeCo Business”) to a newly formed wholly owned subsidiary of Realty Income (“OfficeCo”), and Realty Income will distribute all of the outstanding voting shares of common stock in OfficeCo to Realty Income’s shareholders (which, at that time, would also include the VEREIT stockholders as a result of the Merger) on a pro rata basis (the “Spin-Off”). Following the consummation of the Spin-Off, Realty Income and VEREIT intend for OfficeCo to operate as a separate, publicly-traded REIT. Subject to the terms and conditions of the Merger Agreement, the parties may also seek to sell some or all of the OfficeCo Business in connection with the closing of the Mergers.

Certain Governance Matters

The Merger Agreement provides that the boards of directors of Realty Income and VEREIT will mutually select two members of the VEREIT board of directors who will be appointed to the Realty Income board of directors immediately following the Effective Time. After the Effective Time, the parties intend to maintain the office of VEREIT located in Phoenix, Arizona for at least seven (7) years from the date of the Merger Agreement.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from each of Realty Income and VEREIT. VEREIT has agreed to customary pre-closing covenants, including covenants to use commercially reasonable efforts to operate its business in the ordinary course and to refrain from taking certain actions without Realty Income’s consent. Realty Income has agreed to customary pre-closing covenants, including a more limited set of covenants to refrain from taking certain actions without VEREIT’s consent. Each party has agreed to additional covenants, including, among others, covenants relating to (1) in the case of Realty Income, its obligation to call a meeting of its shareholders to (i) approve the issuance of shares of Realty Income Common Stock pursuant to the Merger Agreement (the “Realty Income share issuance”) or (ii) in the event that the Merger occurs pursuant to the Alternative Structure (defined below), to adopt and approve, the Merger Agreement, and, subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Realty Income share issuance or the Merger Agreement, as applicable, (2) in the case of VEREIT, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its board of directors to recommend that its stockholders adopt the Merger Agreement, and (3) each party’s non-solicitation obligations related to alternative acquisition proposals.

The respective boards of directors of Realty Income and VEREIT have unanimously approved the Merger Agreement. The Mergers are expected to close during the fourth quarter of 2021.

Conditions to Completing the Mergers

The closing of the Mergers is subject to certain conditions, including: (1) adoption and approval by VEREIT’s stockholders of the Merger Agreement and approval by Realty Income’s shareholders of the Realty Income Share Issuance; (2) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by Realty Income in connection with the transactions contemplated by the Merger Agreement; (3) approval for listing on the New York Stock Exchange (“NYSE”) of the shares of Realty Income Common Stock to be issued in the Mergers or reserved for issuance in connection therewith; (4) no injunction or law prohibiting the Mergers; (5) accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications; (6) material compliance with each party’s covenants; (7) receipt by each of Realty Income and VEREIT of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (8) receipt by VEREIT of an opinion that Realty Income qualifies as a real estate investment trust (“REIT”) under the Code and receipt by Realty Income of an opinion that VEREIT qualifies as a REIT under the Code.

Additionally, Realty Income will not be obligated to consummate the Mergers until the Spin-Off is ready, in all respects, to be consummated contemporaneously with the closing of the Mergers, including the SEC declaring effective the Form 10 registration statement related to the Spin-Off. However, if this condition is not satisfied or waived by January 29, 2022, Realty Income will be automatically deemed to have waived this condition (and at that point, assuming all other conditions to closing have been satisfied, the parties will be obligated to close the Mergers, regardless of whether the Spin-Off is ready to be consummated).

Non Solicit; Termination; Termination Fees

Realty Income and VEREIT have agreed not to solicit or enter into an agreement regarding an Acquisition Proposal (as defined in the Merger Agreement), and, subject to certain exceptions, are not permitted to enter into discussions or negotiations concerning, or provide non-public information to a third party in connection with, any Acquisition Proposal. However, prior to obtaining the stockholder or shareholder approval, as applicable, VEREIT or Realty Income may engage in discussions or negotiations and provide non-public information to a third party which has made an unsolicited written bona fide Acquisition Proposal with respect to such party if such party’s board of directors determines in good faith, after consultation with outside legal counsel, that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) or if the failure to do so would reasonably be expected to lead to a breach of its duties to VEREIT or Realty Income, as applicable.

The Merger Agreement contains certain termination rights for Realty Income and VEREIT. The Merger Agreement can be terminated by either party (1) by mutual written consent; (2) if the Merger has not been consummated by April 29, 2022; (3) if there is a permanent, non-appealable injunction or law restraining or prohibiting the consummation of the Merger; (4) if either party’s stockholders or shareholders, as applicable, fail to approve the transactions; (5) if the other party’s board of directors changes its recommendation in favor of the Merger, fails to reaffirm its recommendation, recommends a competing Acquisition Proposal (or fails to recommend against a competing proposal) or materially breaches its obligations regarding shareholder approval or non-solicitation; or (6) if the other party has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, VEREIT may terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal.

Upon a termination of the Merger Agreement, under certain circumstances, VEREIT will be required to pay a termination fee to Realty Income of the lesser of $365.0 million or the maximum amount that could be paid to Realty Income without causing it to fail to meet the REIT requirements for such year, except that in certain circumstances the termination fee will be the lesser of $195.0 million or the maximum amount that could be paid to Realty Income without causing it to fail to meet the REIT requirements for such year if (1) a third party submits a Qualified Proposal (as defined in the Merger Agreement) prior to May 29, 2021 and (2) prior to June 13, 2021, (i) VEREIT terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal, or (ii) Realty Income terminates the agreement following VEREIT’s board of directors changing its recommendation.

Upon a termination of the Merger Agreement, under certain circumstances, Realty Income will be required to pay a termination fee to VEREIT of the lesser of $838.0 million or the maximum amount that could be paid to Realty Income without causing it to fail to meet the REIT requirements for such year.

The Merger Agreement also provides that a party must pay the other party an expense reimbursement of the lesser of $25.0 million or the maximum amount that can be paid to the other party without causing it to fail to meet the REIT requirements for such year, if the Merger Agreement is terminated because such party’s stockholders or shareholders, as applicable, fails to approve the transactions contemplated by the Merger Agreement. The expense reimbursement will be set off against any termination fee if the termination fee later becomes payable.

Alternative Structure

In the event that (i) Realty Income is not able to, after using reasonable best efforts, to obtain certain amendments to the Second Amended and Restated Credit Agreement, dated August 7, 2019, by and among Realty Income, the lenders party thereto, Wells Fargo Bank, National Association, and the other parties named therein prior to the date that is fifteen (15) business days prior to the earlier of the VEREIT stockholders meeting with respect to the approval of the Mergers or the Realty Income shareholders meeting with respect to the approval of the Realty Income share issuance, or (ii) VEREIT provides its prior written consent, then Realty Income may elect to modify the structure of the Merger such that VEREIT merges with and into Realty Income (rather than Merger Sub 1) (such structure, the “Alternative Structure”), with Realty Income continuing as the surviving corporation, and the parties have agreed, in good faith, to execute an amendment to the Merger Agreement to give effect to such change. The Alternative Structure would not affect the consideration that would be paid to the equity holders of VEREIT or VEREIT OP in the Mergers.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this this Current Report on Form 8-K (this “Form 8-K”) and is incorporated by reference in its entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Realty Income and VEREIT instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Mergers, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding VEREIT or Realty Income, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding VEREIT, Realty Income, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Realty Income and VEREIT and a prospectus of Realty Income, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Realty Income and VEREIT makes with SEC.

Item 8.01 Other Events

In connection with the announcement of the Merger Agreement, Realty Income and VEREIT provided information regarding the proposed transaction in connection with presentations to analysts and investors. The updated information made available in connection with the presentations is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Forward Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income and VEREIT operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the Spin-Off and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on OfficeCo or the combined company; failure to obtain debt financing to capitalize OfficeCo; risks associated with the geographic concentration of Realty Income, VEREIT or OfficeCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No	Description

2.1*	Agreement and Plan of Merger, dated as of April 29, 2021, by and among Realty Income Corporation, Rams MD Acquisition Sub I, Inc., Rams Acquisition Sub II, LLC, VEREIT, Inc. and VEREIT Operating Partnership, L.P.
99.1	Updated Joint Investor Presentation, dated April 29, 2021.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Pursuant to Item 601 (6)(2) of Regulation S-K, the Disclosure Letters to the Merger Agreement (identified therein) have been omitted from this Report and will be furnished to the SEC supplementally upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALTY INCOME CORPORATION

Date:	April 30, 2021	By:	/s/ Michelle Bushore
Michelle Bushore
Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

REALTY INCOME CORPORATION,

RAMS MD SUBSIDIARY I, INC.,

RAMS ACQUISITION SUB II, LLC,

VEREIT, INC.,

and

VEREIT Operating Partnership, L.P.,

Dated as of April 29, 2021

i

Exhibit A	Terms of Separation and OfficeCo Distribution

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 29, 2021 (this “Agreement”), is by and among REALTY INCOME CORPORATION, a Maryland corporation (“Realty Income”), RAMS MD SUBSIDIARY I, INC., a Maryland corporation and a direct wholly owned Subsidiary of Realty Income (“Merger Sub 1”), RAMS ACQUISITION SUB II, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Realty Income (“Merger Sub 2”), VEREIT, INC., a Maryland corporation (“VEREIT”), and VEREIT OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (“VEREIT OP”). Each of Realty Income, Merger Sub 1, Merger Sub 2, VEREIT and VEREIT OP is referred to herein as a “party” and, collectively, the “parties.”

WHEREAS, the parties intend that, subject to the terms and conditions set forth herein, (a) at the date and time the Partnership Merger (as defined below) becomes effective (the “Partnership Merger Effective Time”), Merger Sub 2 will be merged with and into VEREIT OP pursuant to the Partnership Merger, with VEREIT OP continuing as the surviving entity of the Partnership Merger, and in which (i) each outstanding VEREIT Partnership Common Unit that is owned by VEREIT immediately prior to the Partnership Merger Effective Time will remain outstanding as one Surviving VEREIT Partnership Common Unit (as defined below), and (ii) each outstanding VEREIT Partnership Common Unit that is owned by a VEREIT OP Minority Partner (as defined below) immediately prior to the Partnership Merger Effective Time will be converted into the right to receive a number of newly issued shares of common stock, par value $0.01 per share, of Realty Income (the “Realty Income Common Stock”) equal to 0.705, subject to adjustment as provided in Section 2.6 (the “Exchange Ratio”); and (b) immediately following the Partnership Merger Effective Time, at the Effective Time (as defined below), VEREIT shall merge with and into Merger Sub 1 pursuant to the Merger (as defined below), with Merger Sub 1 continuing as the surviving corporation, and in which each outstanding share of common stock, par value $0.01 per share, of VEREIT (the “VEREIT Common Stock”) shall be converted into the right to receive a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio;

WHEREAS, each of the respective boards of directors, and general partners, as applicable, of VEREIT, VEREIT OP, Realty Income, and Merger Sub 1 and Merger Sub 2 has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Partnership Merger and the Merger, to be advisable and in the best interests of VEREIT, VEREIT OP, Realty Income, Merger Sub 1 and Merger Sub 2, respectively, and their respective stockholders or equity holders, as applicable, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of (a) VEREIT, in its capacity as the general partner of VEREIT OP, and (b) Realty Income, in its capacity as sole stockholder of Merger Sub 1 and in its capacity as sole member of Merger Sub 2, has taken all actions required for the execution of this Agreement by VEREIT OP, Merger Sub 1 and Merger Sub 2, respectively, and to approve the consummation by VEREIT OP, Merger Sub 1 and Merger Sub 2, respectively, of the transactions contemplated hereby, including the Partnership Merger and the Merger, as applicable; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

Article I

THE TRANSACTIONS

Section 1.1             The Mergers.

(a)           The Partnership Merger.

(i)               Upon the terms and subject to satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Partnership Merger Effective Time, Merger Sub 2 shall be merged with and into VEREIT OP (the “Partnership Merger”), the separate existence of Merger Sub 2 shall cease, and VEREIT OP shall continue as the surviving entity in the Partnership Merger (“Surviving VEREIT OP”). The Partnership Merger will have the effects provided in this Agreement and as set forth in the DRULPA and the DLLCA.

(ii)              The parties shall cause the Partnership Merger to be consummated by duly executing and filing as soon as practicable on the Closing Date (as defined below) (i) a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) with the Delaware Secretary of State, in such form as required by, and executed in accordance with, the applicable provisions of the DRULPA and the DLLCA and (ii) any other filings, recordings or publications required, if any, under the DRULPA and the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective at the time that the Partnership Certificate of Merger has been accepted for filing by the Delaware Secretary of State or at such other date and time as may be agreed to by VEREIT and Realty Income and specified in the Partnership Certificate of Merger, but in any event prior to the Merger (as defined below).

(b)           The Merger.

(i)               Upon the terms and subject to satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time (as defined below), VEREIT shall be merged with and into Merger Sub 1 (the “Merger” and together with the Partnership Merger, the “Mergers”). As a result of the Merger, the separate existence of VEREIT shall cease, and Merger Sub 1 shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Realty Income, with its corporate name changed to “Realty Income MD Subsidiary I, Inc.” The Merger will have the effects provided in this Agreement and as set forth in the MGCL.

(ii)              The parties shall cause the Merger to be consummated by duly executing and filing as soon as practicable on the Closing Date (as defined below) (i) articles of merger for the Merger (the “Articles of Merger”) with the State Department of Assessment and Taxation of the State of Maryland (“SDAT”), in such form as required by, and executed in accordance with the relevant provisions of, the MGCL and (ii) any other filings, recordings or publications required, if any, under the MGCL in connection with the Merger. The Merger shall become effective at the time when the Articles of Merger have been accepted for record by the SDAT, with such date and time specified in the Articles of Merger, or on such other date and time (not to exceed 30 days from the date the Articles of Merger are accepted for record) as may be agreed to by VEREIT and Realty Income and specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the parties shall cause the Effective Time to occur promptly following the Partnership Merger Effective Time.

Section 1.2            Closing. The closing of the Mergers (the “Closing”) will take place on the date that is the second (2nd) Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions as of the Closing), unless another date is agreed to in writing by Realty Income and VEREIT (the date on which the Closing occurs, the “Closing Date”). The Closing shall take place by electronic exchange of signatures and documents, unless otherwise agreed to in writing by Realty Income and VEREIT.

Section 1.3             Organizational Documents.

(a)           The charter of Merger Sub 1 as in effect immediately prior to the Effective Time shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable Law. The bylaws of Merger Sub 1 as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(b)           The limited partnership agreement of VEREIT OP as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Surviving VEREIT OP, with such changes, effective after the Partnership Merger Effective Time, as may be determined by Realty Income in its sole discretion prior to the Partnership Merger Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of such limited partnership agreement.

Section 1.4             Directors and Officers.

(a)           From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the directors and officers of Merger Sub 1 immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

(b)           From and after the Partnership Merger Effective Time, until the earlier of such time as successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the general partner of VEREIT OP immediately prior to the Partnership Merger Effective Time shall be the general partner of Surviving VEREIT OP until the Effective Time, and from and after the Effective Time, the Surviving Corporation shall be the general partner of Surviving VEREIT OP, and (ii) the officers and authorized signatories of Merger Sub 2 immediately prior to the Partnership Merger Effective Time shall be the officers and authorized signatories of Surviving VEREIT OP.

Section 1.5            Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.

Article II

TREATMENT OF SECURITIES

Section 2.1            Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties or the holders of any of the securities of the parties, the following shall occur:

(a)           VEREIT Common Stock. Subject to Section 2.3(e), each share of common stock, par value $0.01 per share, of VEREIT (the “VEREIT Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio. As a result of the Merger, all shares of VEREIT Common Stock shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist as shares of VEREIT Common Stock, and each evidence of shares in book-entry form previously evidencing shares of VEREIT Common Stock immediately prior to the Effective Time (the “VEREIT Book-Entry Shares”) and each certificate previously representing shares of VEREIT Common Stock immediately prior to the Effective Time (the “VEREIT Common Stock Certificates”) shall thereafter represent the right to receive the shares of Realty Income Common Stock into which such shares of VEREIT Common Stock were converted, in accordance with Section 2.3, without interest.

(b)           VEREIT Series F Preferred Stock. Each share of VEREIT Series F Preferred Stock outstanding immediately prior to the Effective Time shall be automatically cancelled and retired and shall cease to exist, but the holders thereof immediately prior to the Effective Time shall retain the right to receive, and shall receive, the payment of the VEREIT Series F Preferred Stock Redemption Amount with respect to each share of VEREIT Series F Preferred Stock pursuant to the terms of the Series F Preferred Stock Redemption Notice issued pursuant to Section 5.16.

(c)           Realty Income Capital Stock.

(i)               Treatment of Merger Sub 1 Common Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub 1 (the “Merger Sub 1 Common Stock”) issued and outstanding immediately prior to the Merger shall remain outstanding following the Merger as a share of the Surviving Corporation.

(ii)              Treatment of Realty Income Common Stock. Each share of Realty Income Common Stock outstanding immediately prior to the Merger shall remain outstanding following the Merger as a share of Realty Income Common Stock.

Section 2.2            Effect on Partnership Interests. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any of the parties or the holders of any of the securities of the parties, the following shall occur:

(a)           Limited Liability Company Interests in Merger Sub 2. All of the limited liability company interests of Merger Sub 2 issued and outstanding immediately prior to the Partnership Merger Effective Time shall, collectively, be converted into and become a number of common units of partnership interest in Surviving VEREIT OP (each, a “Surviving VEREIT Partnership Common Unit”) equal to the number of VEREIT Partnership Common Units owned by the VEREIT OP Minority Partners (as defined below), which shall be held by Realty Income.

(b)           VEREIT Partnership Common Units Held by VEREIT. Each VEREIT Partnership Common Unit that is owned by VEREIT immediately prior to the Partnership Merger Effective Time, including each VEREIT Partnership Common Unit that constitutes VEREIT’s general partnership interest in VEREIT OP and each VEREIT Partnership Common Unit that constitutes VEREIT’s limited partnership interest in VEREIT OP (the “VEREIT Partner Units”), shall remain outstanding as one Surviving VEREIT Partnership Common Unit and, immediately following the Effective Time, shall be held by the Surviving Corporation, and no payment shall be made with respect thereto. For the avoidance of doubt, the number of Surviving VEREIT Partnership Common Units owned by VEREIT following the Partnership Merger Effective Time (and immediately prior to the Effective Time) shall equal the number of shares of VEREIT Common Stock to be cancelled pursuant to Section 2.1(a).

(c)           VEREIT Partnership Common Units Held by VEREIT OP Minority Partners. Subject to Section 2.3(e), each VEREIT Partnership Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a holder of VEREIT Partnership Common Units other than VEREIT (each such holder, a “VEREIT OP Minority Partner”) shall be automatically converted into the right to receive a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio. As a result of the Partnership Merger, all VEREIT Partnership Common Units issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a VEREIT OP Minority Partner shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of such VEREIT Partnership Common Units in book-entry form previously evidencing such VEREIT Partnership Common Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Book-Entry Partnership Common Units”) and each certificate previously representing such VEREIT Partnership Common Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Partnership Common Unit Certificates”) shall thereafter represent the right to receive the shares of Realty Income Common Stock into which such VEREIT Partnership Common Units were converted, in accordance with Section 2.3, without interest.

(d)           VEREIT Partnership Series F Preferred Units Held by VEREIT. Each VEREIT Partnership Series F Preferred Unit that is owned by VEREIT immediately prior to the Partnership Merger Effective Time (the “VEREIT Series F Preferred Partner Units”) shall remain outstanding as one Series F Preferred Unit in Surviving VEREIT OP (each, a “Surviving VEREIT Partnership Series F Preferred Unit”) and, immediately following the Effective Time, shall be held by the Surviving Corporation, and no payment shall be made with respect thereto. For the avoidance of doubt, the number of Surviving VEREIT Partnership Series F Preferred Units owned by VEREIT following the Partnership Merger Effective Time (and immediately prior to the Effective Time) shall equal the number of shares of VEREIT Series F Preferred Stock to be redeemed pursuant to Section 5.16.

(e)           VEREIT Partnership Series F Preferred Units Held by VEREIT OP Minority Partners. Each VEREIT Partnership Series F Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a VEREIT OP Minority Partner shall be automatically cancelled and converted into the right to receive cash in the amount of $25.00 (the “VEREIT Partnership Series F Preferred Unit Liquidation Preference”), plus all accumulated and unpaid distributions to and including the redemption date set forth in the Series F Preferred Stock Redemption Notice, per unit of VEREIT Partnership Series F Preferred Unit (the “VEREIT Partnership Series F Preferred Unit Payment Amount”). As a result of the Partnership Merger, all VEREIT Partnership Series F Preferred Units issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a VEREIT OP Minority Partner shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of such VEREIT Partnership Series F Preferred Units in book-entry form previously evidencing such VEREIT Partnership Series F Preferred Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Book-Entry Partnership Series F Preferred Units,” and, together with the VEREIT Book-Entry Shares and VEREIT Book-Entry Partnership Series F Preferred Units, the “VEREIT Book-Entry Securities”) and each certificate previously representing such VEREIT Partnership Series F Preferred Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Partnership Series F Preferred Unit Certificates,” and, together with the VEREIT Common Stock Certificates and the VEREIT Partnership Common Unit Certificates, the “VEREIT Certificates”) shall thereafter represent the right to receive the VEREIT Partnership Series F Preferred Payment Amount, in accordance with Section 2.3, without interest.

Section 2.3             Exchange of Certificates.

(a)           Exchange Agent. As of or prior to the Partnership Merger Effective Time, Realty Income shall deposit, or shall cause to be deposited, with a bank or trust company designated by Realty Income and reasonably acceptable to VEREIT (the “Exchange Agent”), for the benefit of the holders of VEREIT Certificates, and VEREIT Book-Entry Securities, for exchange in accordance with this Article II, (i) certificates or, at Realty Income’s option, evidence of shares in book-entry form representing the shares of Realty Income Common Stock, issuable pursuant to Section 2.1(a) and Section 2.2(c) in exchange for such VEREIT Certificates, or VEREIT Book-Entry Securities, as applicable and (ii) cash in immediately available funds in an amount sufficient to pay the fractional share consideration under Section 2.3(e) and any dividends or distributions payable under Section 2.3(c), in each case, with respect thereto, and the consideration payable under Section 2.2(e) in exchange for such VEREIT Partnership Series F Preferred Unit Certificates, or VEREIT Book-Entry Partnership Series F Preferred Units, as applicable. Such certificates and evidence of shares in book-entry form for shares of Realty Income Common Stock (together with any deposited cash sufficient to pay the fractional share consideration and any dividends or other distributions with respect thereto) so deposited are hereinafter referred to as the “Exchange Fund.”

(b)           Exchange Procedures.

(i)                 As soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days thereafter), Realty Income shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of one or more VEREIT Certificates as of immediately prior to the Partnership Merger Effective Time (with respect to the VEREIT OP Minority Partners) or the Effective Time (with respect to the holders of VEREIT Common Stock), (1) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the VEREIT Certificates shall pass only upon proper delivery of the VEREIT Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as Realty Income may reasonably specify, and (2) instructions for use in effecting the surrender of (A) in the case of VEREIT Certificates other than VEREIT Partnership Series F Preferred Unit Certificates, the VEREIT Certificates in exchange for certificates or, at Realty Income’s option, evidence of shares in book-entry form representing the shares of Realty Income Common Stock issuable pursuant to Section 2.1(a) and Section 2.2(c), together with, in the case of Realty Income Common Stock, any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(c) and any cash such holder is entitled to receive in lieu of fractional shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(e), or (B) in the case of VEREIT Partnership Series F Preferred Unit Certificates, the consideration payable under Section 2.2(e).

(ii)              Upon surrender of a VEREIT Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such VEREIT Certificate shall be entitled to receive in exchange therefor (1) in the case of VEREIT Certificates other than VEREIT Partnership Series F Preferred Unit Certificates, the shares of Realty Income Common Stock formerly represented by such VEREIT Certificate pursuant to the provisions of this Article II, plus any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(c) and any cash such holder is entitled to receive in lieu of fractional shares of Realty Income Common Stock that such holder has the right to receive pursuant to and in accordance with Section 2.3(e), or (2) in the case of VEREIT Partnership Series F Preferred Unit Certificates, the consideration payable under Section 2.2(e), in each case, to be mailed, made available for collection by hand or delivered by wire transfer, within five (5) Business Days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such VEREIT Certificate (or affidavit of loss in lieu thereof), and the VEREIT Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such VEREIT Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 2.3(b), each VEREIT Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the consideration as expressly set forth in this Article II.

(iii)             As promptly as practicable following the Effective Time (but in no event later than five (5) Business Days thereafter), Realty Income shall cause the Exchange Agent:

(A)             to issue to each holder of VEREIT Book-Entry Securities as of immediately prior to the Partnership Merger Effective Time (with respect to the VEREIT OP Minority Partners) or the Effective Time (with respect to the holders of VEREIT Common Stock) (A) in the case of VEREIT Book-Entry Securities other than VEREIT Book-Entry Partnership Series F Preferred Units, that number of uncertificated whole shares of Realty Income Common Stock that such holder is entitled to receive in respect of such VEREIT Book-Entry Securities pursuant to this Article II, or (B) in the case of VEREIT Book-Entry Partnership Series F Preferred Units, the consideration payable under Section 2.2(e), in each case, automatically without any action on the part of such holder or delivery of any certificate, Letter of Transmittal or other evidence to the Exchange Agent, and such VEREIT Book-Entry Securities shall have been cancelled in accordance with this Article II; and

(B)              subject to Section 2.3(h), to issue and deliver to each holder of VEREIT Book-Entry Securities a check or wire transfer of any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(c) and any cash such holder is entitled to receive in lieu of fractional shares of Realty Income Common Stock that such holder has the right to receive pursuant to and in accordance with Section 2.3(e)

(iv)             In the event of a transfer of ownership of shares of VEREIT Common Stock or of VEREIT Partnership Common Units or VEREIT Partnership Series F Preferred Units held by VEREIT OP Minority Partners that is not registered in the transfer records of VEREIT or VEREIT OP, as applicable, it shall be a condition of payment that any VEREIT Certificate surrendered in accordance with the procedures set forth in this Section 2.3 shall be properly endorsed or shall be otherwise in proper form for transfer, or any VEREIT Book-Entry Securities shall be properly transferred, and that the Person requesting such payment shall have paid any Transfer Taxes (as defined below) and other Taxes required by reason of the payment of the consideration to a Person other than the registered holder of the VEREIT Certificate surrendered or VEREIT Book-Entry Securities properly transferred, or shall have established to the satisfaction of Realty Income that such Tax either has been paid or is not applicable. No interest shall be paid or accrued for the benefit of (A) holders of the VEREIT Certificate on the consideration otherwise payable upon the surrender of the VEREIT Certificate pursuant to this Article II or (B) VEREIT Book-Entry Securities on the consideration otherwise payable in respect of such shares pursuant to this Article II.

(c)           Dividends or Other Distributions with Respect to Realty Income Common Stock. No dividends or other distributions declared or made with respect to Realty Income Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered VEREIT Certificate with respect to the shares of Realty Income Common Stock represented thereby and issuable hereunder, and all such dividends and other distributions shall instead be deposited by Realty Income with the Exchange Agent and shall be included in the Exchange Fund, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3(e), in each case until the holder of such VEREIT Certificate shall surrender such VEREIT Certificate in accordance with this Article II. Subject to the effect of applicable Laws, following the surrender of any such VEREIT Certificate (other than VEREIT Partnership Series F Preferred Unit Certificates), there shall be paid to the holder of the certificates and/or evidence of shares in book-entry form representing whole shares of Realty Income Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender the amount of any cash payable with respect to a fractional share of Realty Income Common Stock to which such holder is entitled pursuant to Section 2.3(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole shares of Realty Income Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Realty Income Common Stock.

(d)           No Further Ownership Rights. All shares of Realty Income Common Stock issued upon conversion of shares of VEREIT Common Stock or VEREIT Partnership Common Units (including any cash paid pursuant to Section 2.3(c), Section 2.3(e) or Section 2.3(i)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of VEREIT Common Stock or VEREIT Partnership Common Units, respectively. All consideration paid upon cancellation of VEREIT Partnership Series F Preferred Units pursuant to Section 2.3(e) shall be deemed to have been paid in full satisfaction of all rights pertaining to VEREIT Partnership Series F Preferred Units. There shall be no further registration of transfers on the stock transfer books of Realty Income or the Surviving Corporation of the shares of VEREIT Common Stock or on the unit transfer books of VEREIT OP of the VEREIT Partnership Common Units held by VEREIT OP Minority Partners which were outstanding immediately prior to the Partnership Merger Effective Time or the Effective Time, as applicable. If, after the Partnership Merger Effective Time or the Effective Time, as applicable, VEREIT Certificates are presented to Realty Income or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e)           No Fractional Shares. No certificates or scrip representing fractional shares of Realty Income Common Stock shall be issued upon the surrender for exchange of VEREIT Certificates, and/or VEREIT Book-Entry Securities representing VEREIT Common Stock or VEREIT Partnership Common Units, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Realty Income. In lieu thereof, upon surrender of the applicable VEREIT Certificates or VEREIT Book-Entry Securities, Realty Income shall pay each holder of VEREIT Common Stock and each holder of VEREIT Partnership Common Units an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of VEREIT Common Stock or VEREIT Partnership Common Units, as applicable, held at the Partnership Merger Effective Time (with respect to the VEREIT OP Minority Partners) or the Effective Time (with respect to the holders of VEREIT Common Stock) by such holder) would otherwise be entitled by (ii) the closing price on the New York Stock Exchange (the “NYSE”), as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Realty Income Common Stock on the last trading day immediately preceding the Effective Time.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of shares of VEREIT Common Stock (whose such shares are entitled to be exchanged for shares of Realty Income Common Stock in accordance with and subject to the provisions of this Article II), the holders of VEREIT Partnership Common Units (whose such VEREIT Partnership Common Units are entitled to be exchanged for shares of Realty Income Common Stock in accordance with and subject to the provisions of this Article II), and the holders of VEREIT Partnership Series F Preferred Units (whose such VEREIT Partnership Series F Preferred Units are entitled to be exchanged for consideration in accordance with and subject to the provisions of this Article II) for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such former holders of shares of VEREIT Common Stock, VEREIT Partnership Common Units or VEREIT Partnership Series F Preferred Units who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for VEREIT Common Stock, VEREIT Partnership Common Units or VEREIT Partnership Series F Preferred Units, as applicable, including any amounts in respect of dividends or other distributions on shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(c) and any cash in lieu of fractional shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(e).

(g)           No Liability. None of VEREIT, VEREIT OP, Realty Income, Merger Sub 1, Merger Sub 2 or the Surviving Corporation or any employee, officer, director, agent or affiliate of any of them shall be liable to any holder of shares of VEREIT Common Stock or any holder of VEREIT Partnership Common Units for shares of Realty Income Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of fractional shares of Realty Income Common Stock or any holder of VEREIT Partnership Series F Preferred Units for the consideration payable pursuant to Section 2.3(e) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares or units immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity (as defined below) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal Representatives previously entitled thereto.

(h)           Withholding. Each of Realty Income, VEREIT, Merger Sub 1, Merger Sub 2, the Surviving Corporation, VEREIT OP, the Surviving VEREIT OP and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of VEREIT Common Stock, VEREIT Partnership Common Units, VEREIT Series F Preferred Stock, VEREIT Partnership Series F Preferred Units or VEREIT Equity Awards (as defined below) (including with respect to any related accrued dividends, dividend equivalents or other distributions) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by Realty Income, VEREIT, Merger Sub 1, Merger Sub 2, the Surviving Corporation, VEREIT OP, the Surviving VEREIT OP or the Exchange Agent, such withheld amounts shall be paid to the appropriate taxing authority within the period required under applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Realty Income, VEREIT, Merger Sub 1, Merger Sub 2, the Surviving Corporation, VEREIT OP, the Surviving VEREIT OP or the Exchange Agent, as applicable.

(i)            Dividends and Other Distributions. In the event that (a) a dividend or other distribution with respect to the shares of VEREIT Common Stock that is permitted under the terms of this Agreement (1) is declared after the date of this Agreement with a record date prior to the Effective Time and (2) has not been paid as of the Effective Time, or (b) a dividend or other distribution with respect to the VEREIT Partnership Common Units that is permitted under the terms of this Agreement (1) is declared after the date of this Agreement with a record date prior to the Partnership Merger Effective Time and (2) has not been paid as of the Partnership Merger Effective Time, then, in each case, the holders of shares of VEREIT Common Stock or the holders of VEREIT Partnership Common Units, as applicable, shall be entitled to receive such dividend or other distribution from VEREIT or VEREIT OP, as applicable, as of immediately prior to the Effective Time or the Partnership Merger Effective Time, as applicable (subject to Section 5.10).

Section 2.4                   Further Assurances. If, at any time following the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in Realty Income its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of any party hereto, or (b) otherwise to carry out the purposes of this Agreement, Realty Income and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any such Person, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Realty Income’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such party and otherwise to carry out the purposes of this Agreement.

Section 2.5             Treatment of VEREIT Equity Awards.

(a)           VEREIT Stock Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each VEREIT Stock Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Realty Income and shall be converted into a Realty Income Stock Option to acquire (i) that number of shares of Realty Income Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of VEREIT Common Stock subject to such VEREIT Stock Option as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at an exercise price per share of Realty Income Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of VEREIT Common Stock of such VEREIT Stock Option by (B) the Exchange Ratio; provided, however, that each such VEREIT Stock Option which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The parties intend that the adjustments in this Section 2.5(a) are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any VEREIT Stock Option to Section 409A of the Code. Except as otherwise provided in this Section 2.5(a), each such VEREIT Stock Option assumed and converted into a Realty Income Stock Option pursuant to this Section 2.5(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding VEREIT Stock Option as of immediately prior to the Effective Time.

(b)           VEREIT RSU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each VEREIT RSU Award that is outstanding as of immediately prior to the Effective Time (whether or not then vested) shall be assumed by Realty Income and shall be converted into a Realty Income RSU Award with respect to a number of whole shares of Realty Income Common Stock (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (A) (1) for each time-based VEREIT RSU Award, the number of shares of VEREIT Common Stock subject to such VEREIT RSU Award as of immediately prior to the Effective Time or (2) for each performance-based VEREIT RSU Award, the number of shares of VEREIT Common Stock subject to such performance-based VEREIT RSU Award determined based on the actual level of achievement of the applicable performance goals as of immediately prior to the Effective Time and otherwise in accordance with the applicable award agreement by (B) the Exchange Ratio; provided, that the actual level of achievement of performance goals based on relative total shareholder return shall be determined prior to the Effective Time by the Compensation Committee of the Board of Directors of VEREIT and shall be calculated by measuring the total shareholder return of each applicable peer company through the second to last trading day prior to the Effective Time and, in the case of VEREIT, by computing such total shareholder return using a per share price of VEREIT Common Stock equal to the product, rounded to two decimal places, of (x) the Exchange Ratio, multiplied by (y) the volume-weighted average trading price of Realty Income Common Stock over the five consecutive trading days ending on the second to last trading day prior to the Effective Time. As of immediately after the Effective Time, each such Realty Income RSU Award shall be credited with a dividend equivalent balance that is equal to the dividend equivalent balance credited on the corresponding VEREIT RSU Award as of immediately prior to the Effective Time. Except as otherwise provided in this Section 2.5(b), each VEREIT RSU Award assumed and converted into a Realty Income RSU Award pursuant to this Section 2.5(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding VEREIT RSU Award as of immediately prior to the Effective Time (including dividend equivalent rights and including all time and service vesting conditions, but excluding performance vesting conditions). For the avoidance of doubt, time and service vesting conditions applicable to performance-vesting VEREIT RSU Awards that are converted into Realty Income RSU Awards shall continue to apply to such Realty Income RSU Awards through the date on which the applicable performance period would have otherwise ended (or such later date as may be applicable under the applicable VEREIT RSU Award agreement).

(c)           VEREIT DSU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each VEREIT DSU Award that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, become fully vested and be automatically converted into the right to receive, at or within five (5) Business Days following the Effective Time, a number of newly issued shares of Realty Income Common Stock equal to the product obtained by multiplying the number of shares of VEREIT Common Stock subject to such VEREIT DSU Award as of immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole number of shares), with any resulting fractional share being treated in accordance with Section 2.3(e) above and with any Dividend Credits (as defined in the applicable VEREIT DSU Award agreement) with respect to such VEREIT DSU Award that have not been converted into additional units prior to the Effective Time paid in cash at, or within five (5) Business Days following, the Effective Time in accordance with the applicable VEREIT DSU Award agreement; provided that solely to the extent that settlement of a VEREIT DSU Award at the Effective Time would result in the application of a tax penalty on the holder of such award pursuant to Section 409A of the Code, such VEREIT DSU Award shall be assumed by Realty Income and shall be converted into a Realty Income DSU Award with respect to a number of whole shares of Realty Income Common Stock (rounded to the nearest whole number of shares) equal to the product obtained by multiplying the number of shares of VEREIT Common Stock subject to such VEREIT DSU Award as of immediately prior to the Effective Time by the Exchange Ratio, which Realty Income DSU Award shall be credited with the amount of the Dividend Credits (as defined in the applicable VEREIT DSU Award Agreement) that have not been converted into additional units prior to the Effective Time and are credited on the corresponding VEREIT DSU Award as of immediately prior to the Effective Time. Each VEREIT DSU Award assumed and converted into a Realty Income DSU Award pursuant to this Section 2.5(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding VEREIT DSU Award as of immediately prior to the Effective Time (including with respect to dividend equivalent rights). Any payment in respect of any VEREIT DSU Award which immediately prior to such assumption and conversion or cancellation, as applicable, was treated as “deferred compensation” subject to Section 409A of the Code shall be made in a manner that complies with Section 409A of the Code.

(d)           VEREIT Actions. Prior to the Effective Time, the Board of Directors of VEREIT (or an applicable committee thereof) shall adopt such resolutions as are necessary to provide for the treatment of the VEREIT Stock Options, VEREIT RSU Awards, and VEREIT DSU Awards (collectively, the “VEREIT Equity Awards”) as contemplated by this Section 2.5.

(e)           Plans and Awards Assumed by Realty Income; Realty Income Actions. At the Effective Time, Realty Income shall assume all obligations in respect of the VEREIT Equity Plans, including each outstanding VEREIT Equity Award that is converted into a Realty Income Stock Option, Realty Income RSU Award or Realty Income DSU Award. Prior to the Effective Time, the Board of Directors of Realty Income (or an applicable committee thereof) shall adopt such resolutions as are necessary to reserve for issuance a number of authorized but unissued shares of Realty Income Common Stock for delivery upon exercise or settlement of the Realty Income Stock Options, Realty Income RSU Awards or Realty Income DSU Award in accordance with this Section 2.5. Effective as of the Effective Time, Realty Income shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Realty Income Common Stock subject to such Realty Income Stock Options, Realty Income RSU Awards and Realty Income DSU Awards. Realty Income may process any cash payments contemplated by this Section 2.5, including accrued distributions and VEREIT dividend equivalents, through the payroll of Realty Income, the Surviving Corporation or their respective affiliates (rather than through the Exchange Agent).

Section 2.6                   Adjustments to Prevent Dilution. If, at any time during the period between the date of this Agreement and the Effective Time, there is a change in the number or class of (i) issued and outstanding shares of VEREIT Common Stock, (ii) issued and outstanding VEREIT Partnership Common Units or (iii) issued and outstanding shares of Realty Income Common Stock, or securities convertible or exchangeable into shares of VEREIT Common Stock, VEREIT Partnership Common Units or shares of Realty Income Common Stock, in each case, as a result of a reclassification, stock or unit split (including reverse stock or unit split), stock or unit dividend or distribution (including any dividend or distribution of securities convertible into stock or units) or other stock or unit distribution, recapitalization, combination or exchange offer of shares or other similar transaction, the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect any such change; provided, that this Section 2.6 shall not be construed to permit VEREIT or Realty Income to take any action with respect to its or its Subsidiaries’ securities that is otherwise prohibited by the terms of this Agreement.

Section 2.7                   Lost Certificates. If any VEREIT Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such VEREIT Certificate or to be lost, stolen or destroyed and, if requested by Realty Income, the posting by such Person of a bond, in such reasonable amount as Realty Income may direct, as indemnity against any claim that may be made against it with respect to such VEREIT Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(f), Realty Income) shall issue, in exchange for such lost, stolen or destroyed VEREIT Certificate, the shares of Realty Income Common Stock into which the shares of VEREIT Common Stock or VEREIT Partnership Common Units represented by such VEREIT Certificate were converted pursuant to Article II, together with any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(c) and any cash such holder is entitled to receive in lieu of fractional shares of Realty Income Common Stock pursuant to and in accordance with Section 2.3(e).

Section 2.8                   No Dissenters’ Rights. No dissenters’, or objecting stockholders’ appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES

Section 3.1                   Representations and Warranties of VEREIT. Except (x) as set forth in the disclosure letter delivered to Realty Income by VEREIT immediately prior to the execution of this Agreement (the “VEREIT Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the VEREIT Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the VEREIT Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent on the face of such disclosure) or (y) as disclosed in the VEREIT SEC Documents (as defined below) filed with the SEC within two (2) years prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are predictive, cautionary or forward-looking in nature), VEREIT hereby represents and warrants to Realty Income as follows:

(a)           Organization, Standing and Power.

(i)               VEREIT and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company (as the case may be) power and authority to own and operate its business as presently conducted. VEREIT and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership and operation of its properties or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(ii)              Section 3.1(a)(ii) of the VEREIT Disclosure Letter sets forth a true and complete list of the Subsidiaries of VEREIT, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary. Each Subsidiary of VEREIT and, to VEREIT’s knowledge, each joint venture of VEREIT, is in compliance in all material respects with the terms of its organizational documents.

(iii)             Except as set forth on Section 3.1(a)(iii) of the VEREIT Disclosure Letter, neither VEREIT, VEREIT OP nor any of their Subsidiaries directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Subsidiaries of VEREIT, and investments in short-term investment securities that would constitute “cash items” within the meaning of Section 856(c)(4)(A) of the Code).

(iv)             Section 3.1(a)(iv) of the VEREIT Disclosure Letter sets forth a true and complete list of each Subsidiary of VEREIT that is a REIT, a Qualified REIT Subsidiary or Taxable REIT Subsidiary.

(b)           Capital Structure.

(i)               The authorized capital stock of VEREIT consists of 1,500,000,000 shares of VEREIT Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share, of VEREIT. As of the close of business on April 23, 2021, (A) (i) 229,129,954 shares of VEREIT Common Stock were issued and outstanding, (ii) 14,871,246 shares of VEREIT Series F Preferred Stock were issued and outstanding, (iii) 20,028,207 shares of VEREIT Common Stock were reserved for issuance pursuant to future awards under the VEREIT Equity Plans, (iv) 1,040,598 shares of VEREIT Common Stock were subject to outstanding VEREIT Stock Options, (v) 1,090,834 shares of VEREIT Common Stock were subject to outstanding VEREIT RSU Awards (assuming maximum performance for any such awards that are subject to performance-based vesting), (vi) 113,868 shares of VEREIT Common Stock were subject to outstanding VEREIT DSU Awards, (vii) approximately 152,033.8 shares of VEREIT Common Stock were reserved for issuance in respect of VEREIT Partnership Common Units and (viii) no shares of VEREIT Common Stock were held by any Subsidiaries of VEREIT and (B) (i) 229,281,987.8 VEREIT Partnership Common Units were issued and outstanding, of which 152,033.8 VEREIT Partnership Common Units were owned by the Persons and in the amounts indicated in Section 3.1(b)(i) of the VEREIT Disclosure Letter and 229,129,954 VEREIT Partnership Common Units were owned by VEREIT, (ii) 14,921,012 VEREIT Partnership Series F Preferred Units were issued and outstanding, of which 49,766 VEREIT Partnership Series F Preferred Units were owned by the Persons and in the amounts indicated in Section 3.1(b)(i) and 14,871,246 VEREIT Partnership Series F Preferred Units were owned by VEREIT, (iii) no other VEREIT Partnership Units (including VEREIT Partnership Preferred Units) were issued and outstanding, and (iv) no VEREIT Partnership Units were held by any Subsidiaries of VEREIT. All outstanding shares of VEREIT Common Stock and VEREIT Series F Preferred Stock, and all outstanding VEREIT Partnership Units have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights.

(ii)              No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of VEREIT or any of its Subsidiaries is issued or outstanding.

(iii)             As of the close of business on April 23, 2021, except for (A) this Agreement and the VEREIT Partnership Agreement, (B) outstanding VEREIT Partnership Units, (C) VEREIT Equity Awards issued and outstanding under the VEREIT Equity Plans, (D) with respect to any joint venture in which VEREIT or any of its subsidiaries owns an interest, and (E) as set forth on Section 3.1(b)(iii) of the VEREIT Disclosure Letter, there are no options, warrants, calls, rights, commitments or agreements of any character to which VEREIT or any Subsidiary of VEREIT is a party or by which it or any such Subsidiary is bound obligating VEREIT or any Subsidiary of VEREIT to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of VEREIT or of any Subsidiary of VEREIT or obligating VEREIT or any Subsidiary of VEREIT to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the close of business on April 23, 2021, there are no outstanding contractual obligations of VEREIT or any of its Subsidiaries, except as set forth on Section 3.1(b)(iii) of the VEREIT Disclosure Letter, (1) other than in respect of VEREIT Partnership Units under the VEREIT Partnership Agreement or in respect of VEREIT Equity Awards under the VEREIT Equity Plans, to repurchase, redeem or otherwise acquire any shares of capital stock of VEREIT or any of its Subsidiaries or (2) pursuant to which VEREIT or any of its Subsidiaries is or could be required to register shares of VEREIT Common Stock or other securities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(c)           Authority.

(i)               Each of VEREIT and VEREIT OP has all requisite corporate or limited partnership power and authority to execute, deliver and perform their applicable obligations under this Agreement and, subject to the receipt of the affirmative vote of the holders of the majority of the outstanding shares of VEREIT Common Stock to approve the Merger (the “VEREIT Required Stockholders Vote”) and the consent of VEREIT, in its capacity as general partner of VEREIT OP, to consummate the transactions contemplated hereby, as applicable (including the Partnership Merger). The execution and delivery of this Agreement by VEREIT and VEREIT OP, as applicable, and the performance by VEREIT and VEREIT OP, as applicable, of their obligations hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of VEREIT (in the case of VEREIT) and VEREIT (in the case of VEREIT OP), and no other corporate or limited partnership action on the part of VEREIT and VEREIT OP, other than the receipt of the VEREIT Required Stockholders Vote is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement (in the case of VEREIT and VEREIT OP) has been duly and validly executed and delivered by VEREIT and VEREIT OP, as applicable, and (subject to execution by the other parties thereto) constitutes a valid and binding obligation of each of VEREIT and VEREIT OP, subject to execution by the other parties thereto, enforceable against VEREIT and VEREIT OP, as applicable, in accordance with its terms, except as enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles.

(ii)              Except as set forth on Section 3.1(c)(ii) of the VEREIT Disclosure Letter, the execution and delivery of this Agreement by VEREIT and VEREIT OP does not, and the consummation by VEREIT and VEREIT OP of the transactions contemplated hereby, will not (A) subject to the receipt of the VEREIT Required Stockholders Vote, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, regardless of context, a “Violation”) pursuant to, any provision of the organizational documents of VEREIT or VEREIT OP, or (B) subject to obtaining or making the notification, filings, consents, approvals, orders, authorizations, registrations, waiting period expirations or terminations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any Contract, VEREIT Benefit Plan or Law applicable to VEREIT or any of its Subsidiaries or their respective properties or assets, which Violation under this clause (B) only would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(iii)             Except for (A) the applicable requirements, if any, of state securities or “blue sky” Laws (“Blue Sky Laws”), (B) required filings or approvals under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE, (D) any required filings or authorizations, clearances, consents, approvals, or waiting period terminations or expirations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”) and foreign antitrust, competition or merger control Laws, (E) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and (F) the filing of the Partnership Certificate of Merger with the Delaware Secretary of State pursuant to the DRULPA and the DLLCA, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization (a “Governmental Entity”), is required by or with respect to VEREIT or any of its Subsidiaries in connection with the execution and delivery of this Agreement by VEREIT and VEREIT OP or the consummation by VEREIT and VEREIT OP of the transactions contemplated hereby, as applicable, the failure to make or obtain which would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(d)           SEC Documents; Regulatory Reports.

(i)               VEREIT has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2018 together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “VEREIT SEC Documents”). As of their respective dates, the VEREIT SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such VEREIT SEC Documents, and none of the VEREIT SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of VEREIT included in the VEREIT SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of VEREIT and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii)              VEREIT has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. VEREIT (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by VEREIT in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to VEREIT’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to VEREIT’s outside auditors and the audit committee of the Board of Directors of VEREIT (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect VEREIT’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in VEREIT’s internal control over financial reporting. Since December 31, 2018, any material change in internal control over financial reporting required to be disclosed in any VEREIT SEC Document has been so disclosed.

(iii)            Except as set forth on Section 3.1(d)(iii) of the VEREIT Disclosure Letter, VEREIT has made available to Realty Income complete and correct copies of all written correspondence between the SEC, on the one hand, and VEREIT, on the other hand, since December 31, 2018.

(iv)             Neither VEREIT, VEREIT OP nor any Subsidiary of VEREIT is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among VEREIT, VEREIT OP or any Subsidiary of VEREIT, on the one hand, and any unconsolidated affiliate of VEREIT, VEREIT OP or any Subsidiary of VEREIT, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, VEREIT, VEREIT OP, or any Subsidiary of VEREIT or any of their financial statements or other SEC Documents of VEREIT.

(v)              Since December 31, 2018, (A) neither VEREIT nor any of its Subsidiaries nor, to the knowledge of VEREIT, any Representative of VEREIT or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of VEREIT or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2018, including any material complaint, allegation, assertion or claim that VEREIT or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to the knowledge of VEREIT, no attorney representing VEREIT or any of its Subsidiaries, whether or not employed by VEREIT or any of its Subsidiaries, has reported to the Board of Directors of VEREIT or any committee thereof evidence of a material Violation of securities Laws or breach of fiduciary duty relating to periods after December 31, 2018, by VEREIT or any of its officers, directors, employees or agents.

(e)            Information Supplied. None of the information supplied or to be supplied by VEREIT for inclusion or incorporation by reference in (i) the Form S-4 or the Form 10 will, at the time the applicable Form is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus (as defined below) will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the OfficeCo Distribution Prospectus will, at the date of effectiveness of the Form 10 and of mailing to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by VEREIT with respect to statements made or incorporated by reference therein based on information supplied by Realty Income for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

(f)            Compliance with Applicable Laws. VEREIT and each of its Subsidiaries is in compliance with all Laws applicable to their operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect. Neither VEREIT nor any of its Subsidiaries has received any written notice since December 31, 2018 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved as required thereby or otherwise to the reasonable satisfaction of the party sending the notice, except for (i) matters being contested in good faith and set forth in Section 3.1(f) of the VEREIT Disclosure Letter and (ii) such failures as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(g)            Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of VEREIT, threatened in writing, against or affecting VEREIT or any of its Subsidiaries as to which there is a significant possibility of an adverse outcome which would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against VEREIT or any Subsidiary of VEREIT which would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(h)           Taxes. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect:

(i)               VEREIT and each of its Subsidiaries have (A) duly and timely filed (or there have been timely filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (after giving effect to any extensions), and such Tax Returns are true, correct and complete, (B) duly paid in full (or there has been paid on their behalf), or made adequate provision for, all Taxes required to be paid by them, and (C) withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party;

(ii)              neither VEREIT nor any of its Subsidiaries has received a written claim or, to the knowledge of VEREIT, an unwritten claim, by any taxing authority in a jurisdiction where VEREIT or such Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iii)             there are no disputes, audits, examinations or proceedings pending (or threatened in writing), or claims asserted, for Taxes upon VEREIT or any of its Subsidiaries and neither VEREIT nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv)             neither VEREIT nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax Law), has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(v)              neither VEREIT nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect;

(vi)             there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving VEREIT or any of its Subsidiaries, and, after the Closing Date, neither VEREIT nor any of its Subsidiaries shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, excluding customary tax indemnities included in loan agreements or commercial agreements entered into in the ordinary course of business, agreements solely between VEREIT and/or its Subsidiaries and VEREIT Tax Protection Agreements (as defined below));

(vii)           neither VEREIT nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was VEREIT or a Subsidiary of VEREIT) or (B) has any liability for the Taxes of any Person (other than VEREIT or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract (excluding customary commercial contracts not primarily related to Taxes and VEREIT Tax Protection Agreements (as defined below)), or otherwise;

(viii)           VEREIT (A) for all taxable years commencing with its taxable year ended December 31, 2011 through its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for federal Tax purposes for such years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for federal Tax purposes and will continue to operate (in each case, taking into account the permitted REIT Dividends (as defined below) under Section 5.10(b)) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to VEREIT’s knowledge, threatened. Each Subsidiary of VEREIT has been since the later of its acquisition or formation and continues to be treated for federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT.

(ix)             Section 3.1(h)(ix) of the VEREIT Disclosure Letter sets forth each asset of VEREIT and the VEREIT Subsidiaries which would be subject to rules similar to Section 1374 of the Code. With respect to each such asset, Section 3.1(h)(ix) of the VEREIT Disclosure Letter sets forth (A) the amount of any gain that could be subject to Tax pursuant to such rules, based on a good faith estimate of the value of such asset at the relevant date that a determination thereof is required to be made under such rules (it being understood that the estimated value of any such asset that is a partnership interest shall be determined on a “look-through” basis by reference to the underlying assets) and (B) the date after which such gain will no longer be subject to Tax pursuant to such rules;

(x)               neither VEREIT nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(xi)             neither VEREIT nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) currently has or, as of December 31 of any taxable year through and including the taxable year ended December 31 immediately prior to the Effective Time, has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xii)            except as set forth on Section 3.1(h)(xii) of the VEREIT Disclosure Letter, (A) there are no Tax Protection Agreements to which VEREIT or any of its Subsidiaries is a party (a “VEREIT Tax Protection Agreement”) currently in force, and (B) no Person has raised, or to the knowledge of VEREIT threatened to raise, a material claim against VEREIT or any of its Subsidiaries for any breach of any VEREIT Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any VEREIT Tax Protection Agreement;

(xiii)           as of the date of this Agreement, VEREIT is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(xiv)           neither VEREIT nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355(a) of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i)             Material Contracts. Section 3.1(i) of the VEREIT Disclosure Letter sets forth a list of all VEREIT Material Contracts as of the date of this Agreement, true, correct and complete copies of which VEREIT has made available to Realty Income prior to the date of this Agreement. For purposes of this Agreement, “VEREIT Material Contract” means any Contract (other than VEREIT Benefit Plans) to which VEREIT or any of its Subsidiaries is a party to or bound that:

(i)                is required to be filed as an exhibit to VEREIT’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Exchange Act;

(ii)              relates to any partnership, joint venture, co-investment or similar agreement with any third parties requiring aggregate payments after the date hereof by VEREIT or any of its Subsidiaries pursuant to any such partnership, joint venture, co-investment or similar agreement in excess of $10,000,000, or involving value or assets in excess of $10,000,000;

(iii)             contains any non-compete or exclusivity provision or otherwise limits in any material respect the ability of VEREIT or any of its Subsidiaries to engage in any line of business in any geographic area, except for any such provision that may be contained in VEREIT Leases entered into in the ordinary course of business consistent with past practice;

(iv)             involves the future disposition or acquisition of assets or properties with a fair market value in excess of $10,000,000; provided that in the case of a Contract providing for (1) an acquisition of a retail property with a single tenant, such threshold shall be $15,000,000, (2) an acquisition of an industrial property with a  single tenant, such threshold shall be $25,000,000, and (3) a transaction involving a sale-leaseback transaction or a portfolio transaction, such threshold shall be $60,000,000 (unless any individual properties contained in such portfolio transaction otherwise exceed any of such thresholds described above);

(v)              obligates VEREIT, VEREIT OP or any of their Subsidiaries to make non-discretionary expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000, in any 12-month period, other than any VEREIT Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any VEREIT Property (as defined below); or

(vi)            evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $10,000,000, other than any Contract in respect of a ground lease or office leases or obligations thereunder.

Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, each of the VEREIT Material Contracts is a legal, valid and binding obligation of VEREIT, or the Subsidiary of VEREIT that is a party thereto, and, to VEREIT’s knowledge, the other parties thereto, enforceable against VEREIT and its Subsidiaries and, to VEREIT’s knowledge, the other parties thereto in accordance with its terms, except as such enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles. None of VEREIT or any of its Subsidiaries is, and to VEREIT’s knowledge no other party is, in breach, default or Violation (and no event has occurred or not occurred through VEREIT’s or any Subsidiary of VEREIT’s action or inaction or, to VEREIT’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or Violation) of any term, condition or provision of any VEREIT Material Contract to which VEREIT or any Subsidiary of VEREIT is now a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or Violations as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(j)            Benefit Plans.

(i)               Section 3.1(j)(i) of the VEREIT Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed to by VEREIT or any of its Subsidiaries, or which VEREIT or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which VEREIT or its Subsidiaries contribute pursuant to applicable Law (the “VEREIT Benefit Plans”). No VEREIT Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees, directors or individual independent contractors of VEREIT or any of its Subsidiaries residing outside of the United States.

(ii)              VEREIT has delivered or made available to Realty Income a true, correct and complete copy of each VEREIT Benefit Plan and, with respect thereto, if applicable, (A) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance Contracts, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such VEREIT Benefit Plan, (C) the most recent determination or opinion letter from the IRS for such VEREIT Benefit Plan and (D) any notice to or from the IRS or any office or Representative of the Department of Labor relating to any unresolved compliance issues in respect of such VEREIT Benefit Plan.

(iii)            Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, (A) each VEREIT Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations promulgated thereunder, (B) each VEREIT Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the IRS or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither VEREIT nor its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon VEREIT or any of its Subsidiaries pursuant to Section 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of VEREIT or any of its Subsidiaries, (E) all payments required to be made by or with respect to each VEREIT Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by VEREIT or its Subsidiaries in accordance with the provisions of each of the VEREIT Benefit Plans and applicable Law and (F) there are no pending or, to VEREIT’s knowledge, threatened claims by or on behalf of any VEREIT Benefit Plan, by any employee or beneficiary covered under any VEREIT Benefit Plan or otherwise involving any VEREIT Benefit Plan (other than routine claims for benefits).

(iv)             None of VEREIT, any of its Subsidiaries or any other entity (whether or not incorporated) that, together with VEREIT or a Subsidiary of VEREIT, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability with respect to: (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides retiree medical or welfare benefits, except as required by applicable Law.

(v)             Except as set forth in Section 3.1(j)(v) of the VEREIT Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of VEREIT or any of its Subsidiaries under any VEREIT Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any VEREIT Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of VEREIT or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any VEREIT Benefit Plan or related trust. No VEREIT Benefit Plan provides for, and neither VEREIT nor any of its Subsidiaries is otherwise obligated to provide, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(k)           Employment and Labor Matters.

(i)              (A) Except in accordance with applicable Law, neither VEREIT nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of VEREIT or any of its Subsidiaries, (B) there are no strikes or lockouts with respect to any employees of VEREIT or any of its Subsidiaries pending or, to VEREIT’s knowledge, threatened, (C) to the knowledge of VEREIT, there is no union organizing effort pending or threatened against VEREIT or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of VEREIT, threatened with respect to employees of VEREIT or any of its Subsidiaries, and (E) there is no slowdown or work stoppage in effect or, to the knowledge of VEREIT, threatened with respect to employees of VEREIT or any of its Subsidiaries, nor, has VEREIT or any of its Subsidiaries experienced any events described in clauses (B), (D) and (E) hereof within the past three (3) years, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(ii)              Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, VEREIT and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) occupational safety and health and immigration.

(l)             Absence of Certain Changes. Since December 31, 2020, (i) VEREIT and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects, except in response to Covid-19 and the Covid-19 Measures, and (ii) there has not been a VEREIT Material Adverse Effect that is continuing.

(m)          Board Approval. The Board of Directors of VEREIT, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held, has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Mergers, to be advisable and in the best interests of VEREIT and its stockholders, and (ii) resolved to recommend that the stockholders of VEREIT approve the Merger and direct that such matter be submitted for consideration by VEREIT stockholders at the VEREIT Stockholders Meeting (as defined below). VEREIT has taken all actions required for the execution of this Agreement by VEREIT OP and the consummation by VEREIT OP of the transactions contemplated hereby, including the Partnership Merger.

(n)           Takeover Statute. Each of VEREIT and VEREIT OP has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium” or “control share acquisition” statute, the provisions contained in Subtitle 6 of Title 3 of the MGCL or the provisions of any other anti-takeover statute or similar federal or state statute (the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

(o)           Vote Required. The VEREIT Required Stockholders Vote, and approval by the General Partner of VEREIT OP, is the only vote of the holders of any class or series of capital stock of VEREIT or of partnership interests of VEREIT OP necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Mergers).

(p)           Properties.

(i)               Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, as of the date hereof, (A) VEREIT has delivered to or made available to Realty Income a copy of each Material VEREIT Lease that is true and complete in all material respects. (B) to the knowledge of VEREIT, as of the date hereof, each Material VEREIT Lease is in full force and effect, and neither VEREIT nor any of its Subsidiaries nor, to the knowledge of VEREIT, any other party to a Material VEREIT Lease, is in default beyond any applicable notice and cure period under any Material VEREIT Lease, which default is in effect on the date of this Agreement and (C) neither VEREIT, VEREIT OP nor any of their Subsidiaries has, prior to the date hereof, received from any counterparty under any Material VEREIT Lease a notice from the tenant of any intention to vacate and terminate prior to the end of the term of such Material VEREIT Lease. Section 3.1(p)(i) of the VEREIT Disclosure Letter sets forth, as of December 31, 2020, a complete list of all Material VEREIT Leases, including, with respect to each Material VEREIT Lease, the address, the identities of the landlord and tenant, the square feet of rented area, the annualized rent as of the date hereof and the remaining term of such lease. Except as set forth on Section 3.1(p)(i) of the VEREIT Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (1) no tenant under any Material VEREIT Lease is currently asserting in writing a right to cancel or terminate such Material VEREIT Lease prior to the end of the current term, and (2) neither VEREIT, VEREIT OP nor any of their Subsidiaries has received notice of any insolvency or bankruptcy proceeding (or threatened proceedings) involving any tenant under any Material VEREIT Lease where such proceeding remains pending, except, in each case, as would not reasonably be expected, individually or in the aggregate to be material and adverse to VEREIT and its Subsidiaries, taken as a whole.

(ii)              Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, VEREIT or a Subsidiary of VEREIT, or a joint venture of VEREIT or any of its Subsidiaries, owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of VEREIT included in the VEREIT SEC Documents (each, a “VEREIT Property” and collectively, the “VEREIT Properties”), in each case free and clear of all Liens except for (A) debt and other matters set forth in Section 3.1(p)(ii) of the VEREIT Disclosure Letter, (B) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (C) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, (D) all matters disclosed on existing title policies or surveys, none of which, individually or in the aggregate, would have a material adverse effect on the use and operation of such VEREIT Property, (E) real estate Taxes and special assessments not yet due and payable or which are being contested in good faith in the ordinary course of business and (F) Liens and other encumbrances that would not cause a material adverse effect on the value or use of the affected property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, none of VEREIT nor any Subsidiary of VEREIT has received written notice to the effect that there are any condemnation proceedings that are pending or, to the knowledge of VEREIT, threatened, with respect to any material portion of any of the VEREIT Properties. Except for the owners of the properties in which VEREIT or any Subsidiary of VEREIT has a leasehold interest and except for any VEREIT Property that is held by a joint venture or fund, no Person other than VEREIT or a Subsidiary of VEREIT has any ownership interest in any of the VEREIT Properties (other than immaterial easements, licenses or similar rights). Section 3.1(p)(ii) of the VEREIT Disclosure Letter contains a complete and accurate list in all material respects of the street address of each parcel of VEREIT Property.

(iii)            Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, policies of title insurance or updates or endorsements have been issued, insuring VEREIT’s or the applicable Subsidiary of VEREIT’s fee simple title to each of the VEREIT Properties owned by VEREIT in amounts at least equal to the purchase price paid for ownership of such VEREIT Property or such entity that owned such VEREIT Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved. With respect to the VEREIT real properties used in connection with the Material VEREIT Leases, true and correct copies of each of the policies of title insurance or updates or endorsements have been made available to Realty Income, except, in each case, as would not reasonably expected to be material and adverse to VEREIT and its Subsidiaries, taken as a whole.

(iv)             Except as set forth on Section 3.1(p)(iv) of the VEREIT Disclosure Letter, VEREIT and any Subsidiary of VEREIT (A) have not received written notice of any structural defects, or Violation of Law, relating to any VEREIT Property which would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect and (B) have not received written notice of any physical damage to any VEREIT Property which would have, or would reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(v)              Except for secured loan documents entered into in the ordinary course of business or as otherwise set forth on Section 3.1(p)(v) of the VEREIT Disclosure Letter, there are no written agreements which restrict VEREIT or any Subsidiary of VEREIT from transferring any of the VEREIT Properties, and none of the VEREIT Properties is subject to any restriction on the sale or other disposition thereof or on the financing or release of financing thereon, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(vi)             VEREIT and the Subsidiaries of VEREIT have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of VEREIT included in the VEREIT SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, free and clear of all Liens, and except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(vii)           Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a VEREIT Material Adverse Effect, the property data tape, dated as of December 31, 2020, which data tape has previously been made available to Realty Income by or on behalf of VEREIT, VEREIT OP or any of their Subsidiaries, correctly (A) references each VEREIT Lease that was in effect as of December 31, 2020 and to which VEREIT, VEREIT OP or any of their Subsidiaries are parties as lessors or sublessors with respect to each of the applicable VEREIT Properties, and (B) identifies the rent currently payable and security deposit amounts currently held under the VEREIT Leases as of December 31, 2020. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, all security deposits have been held by VEREIT, VEREIT OP or one of their Subsidiaries, as applicable, in all material respects in accordance with applicable Law and the applicable VEREIT Leases.

(q)           Environmental Matters. Except as set forth in Section 3.1(q) of the VEREIT Disclosure Letter or as otherwise would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect:

(i)               (A) VEREIT, each VEREIT Subsidiary and each of the VEREIT Properties is in compliance and, except for matters that have been fully and finally resolved, has complied with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other claim or proceeding pending or, to the knowledge of VEREIT, threatened against VEREIT or any VEREIT Subsidiary under any applicable Environmental Laws or with respect to Hazardous Materials; (C) VEREIT holds all of the Permits (as defined below) required under applicable Environmental Laws for its current operations and is in compliance with the terms of any such Permits; and (D) VEREIT has not received any written notice of Violation or actual or potential liability under any applicable Environmental Laws or with respect to Hazardous Materials that remains unresolved, or that any judicial, administrative or compliance order or claim has been issued against VEREIT or any VEREIT Subsidiary which remains unresolved;

(ii)              to the knowledge of VEREIT, neither VEREIT nor any VEREIT Subsidiary has used, generated, stored, treated or handled any Hazardous Materials on the VEREIT Properties in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used now or in the past for the storage of Hazardous Materials on, in or under any VEREIT Properties in Violation of applicable Environmental Laws. To the knowledge of VEREIT, neither VEREIT nor any VEREIT Subsidiary nor any other Person has caused a release of or arranged for the disposal or treatment of Hazardous Materials at any site that would reasonably be expected to result in liability or remediation obligations to VEREIT or any VEREIT Subsidiary under any Environmental Law; and

(iii)             to the knowledge of VEREIT, all Hazardous Material which has been removed from any VEREIT Properties was handled, transported and disposed of at the time of removal in compliance with applicable Environmental Laws.

(r)            Intellectual Property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, (i) VEREIT and its Subsidiaries own or have a valid license to use all trademarks, service marks, trade names, copyrights and patents (including any registrations or applications for registration of any of the foregoing) (collectively, the “VEREIT Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither VEREIT nor any such Subsidiary has received any notice of infringement of or conflict with, and to VEREIT’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any VEREIT Intellectual Property and (iii) to VEREIT’s knowledge, no Person is infringing on or violating any rights of the VEREIT Intellectual Property.

(s)           Permits. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect, (i) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”) held by VEREIT and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by VEREIT and its Subsidiaries and for the operation of the properties of VEREIT and its Subsidiaries, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither VEREIT nor any of its Subsidiaries has received any claim or notice indicating that VEREIT or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to VEREIT’s knowledge no such noncompliance exists.

(t)            Insurance. VEREIT and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as VEREIT’s management believes is reasonable and customary for its business. VEREIT or the applicable Subsidiary of VEREIT has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies, except, in each case, as would not reasonably be expected, individually or in the aggregate to be material and adverse to VEREIT and its Subsidiaries, taken as a whole. All such policies are valid, outstanding and enforceable and neither VEREIT nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has VEREIT or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in VEREIT’s industry.

(u)           Investment Company Act of 1940. Neither VEREIT nor any Subsidiary of VEREIT is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v)           Brokers or Finders. Neither VEREIT nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement (including the OfficeCo Distribution), except that VEREIT has engaged J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor and will owe fees, compensation and indemnification to J.P. Morgan in connection therewith.

(w)          Opinion of VEREIT Financial Advisor. The Board of Directors of VEREIT has received the opinion of J.P. Morgan, financial advisor to VEREIT, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of VEREIT Common Stock.

(x)            No Undisclosed Material Liabilities. There are no liabilities or obligations of VEREIT or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in VEREIT’s most recent balance sheet for the year ended December 31, 2020 or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2020; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(y)           No Additional Representations. Except for the representations and warranties made by VEREIT in this Article III, neither VEREIT nor any other Person makes any express or implied representation or warranty with respect to VEREIT or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and VEREIT hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither VEREIT nor any other Person makes or has made any representation or warranty to Realty Income, Merger Sub 1, Merger Sub 2 or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to VEREIT or any of its Subsidiaries or their respective businesses or (ii) any oral or, except for the representations and warranties made by VEREIT in this Article III, written information presented to Realty Income, Merger Sub 1, Merger Sub 2 or any of their affiliates or Representatives in the course of their due diligence investigation of VEREIT or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Section 3.2            Representations and Warranties of Realty Income. Except (x) as set forth in the disclosure letter delivered to VEREIT by Realty Income immediately prior to the execution of this Agreement (the “Realty Income Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Realty Income Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the Realty Income Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Realty Income SEC Documents filed with the SEC within two (2) years prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are predictive, cautionary or forward-looking in nature), Realty Income hereby represents and warrants to VEREIT as follows:

(a)           Organization, Standing and Power.

(i)               Realty Income and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company (as the case may be) power and authority to own and operate its business as presently conducted. Realty Income and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership and operation of its properties or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(ii)              Section 3.2(a)(ii) of the Realty Income Disclosure Letter sets forth a true and complete list of the Subsidiaries of Realty Income, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary. Each Subsidiary of Realty Income and, to Realty Income’s knowledge, each joint venture of Realty Income, is in compliance in all material respects with the terms of its organizational documents.

(iii)            Except as set forth on Section 3.2(a)(iii) of the Realty Income Disclosure Letter, neither Realty Income nor any of its Subsidiaries directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Subsidiaries of Realty Income, the joint ventures of Realty Income and investments in short-term investment securities that would constitute “cash items” within the meaning of Section 856(c)(4)(A) of the Code).

(iv)            Section 3.2(a)(iv) of the Realty Income Disclosure Letter sets forth a true and complete list of each Subsidiary of Realty Income that is a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(b)           Capital Structure.

(i)               The authorized capital stock of Realty Income consists of 740,200,000 shares of Realty Income Common Stock, and 69,900,000 shares of preferred stock, par value $0.01 per share. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of Merger Sub 1 Common Stock, par value $0.0001 per share. The authorized capital of Merger Sub 2 consists of 100% membership interests. From the date hereof until immediately prior to the Merger, all of the capital stock or other equity interests of Merger Sub 1 and Merger Sub 2 shall be owned, directly or indirectly, by Realty Income. As of the close of business on April 23, 2021, (A) (i) 373,514,747 shares of Realty Income Common Stock were issued and outstanding (including the shares subject to Realty Income Restricted Stock Awards included in clause (iii) below), (ii) 742,460 shares of Realty Income Common Stock were reserved for issuance pursuant to future awards under the Realty Income Management Incentive Plan, the Realty Income 2003 Stock Incentive Award Plan, and the Realty Income Corporation 2012 Incentive Award Plan (collectively, the “Realty Income Equity Plans”), (iii) 221,915 shares of Realty Income Common Stock were subject to Realty Income Restricted Stock Awards, (iv) 674,997 shares of Realty Income Common Stock were subject to Realty Income Performance Share Awards (assuming maximum performance for any such awards that are subject to performance-based vesting), (v) 24,854 shares of Realty Income Common Stock were subject to Realty Income RSU Awards, and (vi) no shares of Realty Income Common Stock were held by Subsidiaries of Realty Income and (B) no shares of Realty Income preferred stock were issued and outstanding. All outstanding shares of Realty Income Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights.

(ii)              No Voting Debt of Realty Income or any of its Subsidiaries is issued or outstanding.

(iii)            As of the close of business on April 23, 2021, except for (A) this Agreement and the partnership agreement of Realty Income, L.P. (the “Realty Income Partnership Agreement”), (B) partnership units outstanding under the Realty Income Partnership Agreement, and (C) awards in respect of Realty Income Common Stock issued and outstanding under the Realty Income Equity Plans (“Realty Income Equity Awards”), there are no options, warrants, calls, rights, commitments or agreements of any character to which Realty Income or any Subsidiary of Realty Income is a party or by which it or any such Subsidiary is bound obligating Realty Income or any Subsidiary of Realty Income to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of common stock or any Voting Debt or stock appreciation rights of Realty Income or of any Subsidiary of Realty Income or obligating Realty Income or any Subsidiary of Realty Income to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the close of business on April 23, 2021, there are no outstanding contractual obligations of Realty Income or any of its Subsidiaries (1) other than in respect of partnership units under the Realty Income Partnership Agreement or in respect of Realty Income Equity Awards under the Realty Income Equity Plans, to repurchase, redeem or otherwise acquire any shares of common stock of Realty Income or any of its Subsidiaries or (2) pursuant to which Realty Income or any of its Subsidiaries is or could be required to register shares of Realty Income Common Stock or other securities under the Securities Act.

(c)            Authority.

(i)               Each of Realty Income, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority to execute, deliver and perform their applicable obligations under this Agreement, and, subject to the receipt of the affirmative vote of the holders of a majority of the votes of shares of Realty Income Common Stock cast to approve the Realty Income Stock Issuance (the “Realty Income Required Stockholders Vote”), to consummate the transactions contemplated hereby, as applicable. The execution and delivery of this Agreement by Realty Income, Merger Sub 1 and Merger Sub 2, as applicable, and the performance by Realty Income, Merger Sub 1 and Merger Sub 2 of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Realty Income (in the case of Realty Income), by the Board of Directors of Merger Sub 1 and the sole stockholder of Merger Sub 1 (in the case of Merger Sub 1) and by the sole member of Merger Sub 2 (in the case of Merger Sub 2), and all other necessary corporate action on the part of Realty Income, Merger Sub 1 and Merger Sub 2, other than the receipt of the Realty Income Required Stockholders Vote, and no other corporate proceedings on the part of Realty Income, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Realty Income, Merger Sub 1 and Merger Sub 2, as applicable, and (subject to execution by the other parties thereto) constitutes a valid and binding obligation of each of Realty Income, Merger Sub 1 and Merger Sub 2, as applicable, subject to execution by the other parties thereto, enforceable against Realty Income, Merger Sub 1 and Merger Sub 2, as applicable, in accordance with its terms, except as enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles.

(ii)              Except as set forth on Section 3.2(c)(ii) of the Realty Income Disclosure Letter, the execution and delivery of this Agreement by Realty Income, Merger Sub 1 and Merger Sub 2 does not, and the consummation by Realty Income, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby, as applicable will not, (A) subject to the receipt of the Realty Income Required Stockholders Vote, conflict with, or result in any Violation of, any provision of the organizational documents of Realty Income or (B) subject to obtaining or making the notification, filings, consents, approvals, orders, authorizations, registrations, waiting period expirations or terminations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any Contract, Realty Income Benefit Plan (as defined below) or Law applicable to Realty Income, Merger Sub 1, Merger Sub 2 or any of their Subsidiaries or their respective properties or assets, which Violation under this clause (B) only would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(iii)             Except for (A) the applicable requirements, if any, of Blue Sky Laws, (B) required filings or approvals under the Exchange Act and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE, (D) any required filings or authorizations, clearances, consents, approvals, or waiting period terminations or expirations under the HSR Act and foreign antitrust, competition or merger control Laws, (E) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL and (F) the filing of the Partnership Certificate of Merger with the Delaware Secretary of State pursuant to the DRULPA and the DLLCA, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Realty Income or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Realty Income, Merger Sub 1 or Merger Sub 2 or the consummation by Realty Income, Merger Sub 1 or Merger Sub 2 of the transactions contemplated hereby, as applicable, the failure to make or obtain which would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(d)           SEC Documents; Regulatory Reports.

(i)               Realty Income has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2018, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Realty Income SEC Documents”). As of their respective dates, the Realty Income SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Realty Income SEC Documents, and none of the Realty Income SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Realty Income included in the Realty Income SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Realty Income and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii)              Realty Income has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Realty Income (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Realty Income in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Realty Income’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Realty Income’s outside auditors and the audit committee of the Board of Directors of Realty Income (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Realty Income’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Realty Income’s internal control over financial reporting. Since December 31, 2018, any material change in internal control over financial reporting required to be disclosed in any Realty Income SEC Document has been so disclosed.

(iii)             Realty Income has made available to VEREIT complete and correct copies of all written correspondence between the SEC, on the one hand, and Realty Income, on the other hand, since December 31, 2018.

(iv)             Neither Realty Income nor any Subsidiary of Realty Income is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among Realty Income or any Subsidiary of Realty Income, on the one hand, and any unconsolidated affiliate of Realty Income or any Subsidiary of Realty Income, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Realty Income or any Subsidiary of Realty Income or any of their financial statements or other SEC Documents of Realty Income.

(v)              Since December 31, 2018, (A) neither Realty Income nor any of its Subsidiaries nor, to the knowledge of Realty Income, any Representative of Realty Income or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Realty Income or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2018, including any material complaint, allegation, assertion or claim that Realty Income or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to the knowledge of Realty Income, no attorney representing Realty Income or any of its Subsidiaries, whether or not employed by Realty Income or any of its Subsidiaries, has reported to the Board of Directors of Realty Income or any committee thereof evidence of a material Violation of securities Laws or breach of fiduciary duty relating to periods after December 31, 2018, by Realty Income or any of its officers, directors, employees or agents.

(e)            Information Supplied. None of the information supplied or to be supplied by Realty Income for inclusion or incorporation by reference in (i) the Form S-4 or the Form 10 will, at the time the applicable Form is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus (as defined below) will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the OfficeCo Distribution Prospectus will, at the date of effectiveness of the Form 10 and of mailing to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus and OfficeCo Distribution Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Realty Income with respect to statements made or incorporated by reference therein based on information supplied by VEREIT for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or OfficeCo Distribution Prospectus.

(f)            Compliance with Applicable Laws. Realty Income and each of its Subsidiaries is in compliance with all Laws applicable to their operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect. Neither Realty Income nor any of its Subsidiaries has received any written notice since December 31, 2018 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved as required thereby or otherwise to the reasonable satisfaction of the party sending the notice, except for (i) matters being contested in good faith and set forth in Section 3.2(f) of the Realty Income Disclosure Letter and (ii) such failures as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(g)           Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Realty Income, threatened in writing, against or affecting Realty Income or any of its Subsidiaries as to which there is a significant possibility of an adverse outcome which would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Realty Income or any Subsidiary of Realty Income which would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(h)           Taxes. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect:

(i)               Realty Income and each of its Subsidiaries have (A) duly and timely filed (or there have been timely filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (after giving effect to any extensions), and such Tax Returns are true, correct and complete, (B) duly paid in full (or there has been paid on their behalf), or made adequate provision for, all Taxes required to be paid by them and (C) withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party;

(ii)              neither Realty Income nor any of its Subsidiaries has received a written claim or, to the knowledge of Realty Income, an unwritten claim, by any taxing authority in a jurisdiction where Realty Income or such Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iii)            there are no disputes, audits, examinations or proceedings pending (or threatened in writing), or claims asserted, for Taxes upon Realty Income or any of its Subsidiaries, and neither Realty Income nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv)             neither Realty Income nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax Law), has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(v)              neither Realty Income nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect;

(vi)            there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Realty Income or any of its Subsidiaries, and, after the Closing Date, neither Realty Income nor any of its Subsidiaries shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, excluding customary tax indemnities included in loan agreements or commercial agreements entered into in the ordinary course of business, agreements solely between Realty Income and/or its Subsidiaries and Realty Income Tax Protection Agreements (as defined below));

(vii)            neither Realty Income nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Realty Income or a Subsidiary of Realty Income) or (B) has any liability for the Taxes of any Person (other than Realty Income or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract (excluding customary commercial contracts not primarily related to Taxes and Realty Income Tax Protection Agreements (as defined below)), or otherwise;

(viii)           Realty Income (A) for all taxable years commencing with its taxable year ended December 31, 1994 through its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for federal Tax purposes for such years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for federal Tax purposes and will continue to operate (in each case, taking into account the permitted REIT Dividends under Section 5.10(b)) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to Realty Income’s knowledge, threatened. Each Subsidiary of Realty Income has been since the later of its acquisition or formation and continues to be treated for federal and state income Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT;

(ix)             Section 3.2(h)(ix) of the Realty Income Disclosure Letter sets forth each asset of Realty Income and the Subsidiaries of Realty Income which would be subject to rules similar to Section 1374 of the Code. With respect to each such asset, Section 3.2(h)(ix) of the Realty Income Disclosure Letter sets forth (A) the amount of any gain that could be subject to Tax pursuant to such rules, based on a good faith estimate of the value of such asset at the relevant date that a determination thereof is required to be made under such rules (it being understood that the estimated value of any such asset that is a partnership interest shall be determined on a “look-through” basis by reference to the underlying assets) and (B) the date after which such gain will no longer be subject to Tax pursuant to such rules;

(x)              neither Realty Income nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(xi)             neither Realty Income nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) currently has or, as of December 31 of any taxable year through and including the taxable year ended December 31 immediately prior to the Effective Time, has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xii)          except as set forth on Section 3.2(h)(xii) of the Realty Income Disclosure Letter, (A) there are no Tax Protection Agreements to which Realty Income or any of its Subsidiaries is a party (a “Realty Income Tax Protection Agreement”) currently in force, and (B) no Person has raised, or to the knowledge of Realty Income threatened to raise, a material claim against Realty Income or any of its Subsidiaries for any breach of any Realty Income Tax Protection Agreement, and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Realty Income Tax Protection Agreement;

(xiii)        as of the date of this Agreement, Realty Income is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xiv)         Merger Sub 1 is, since its formation has been, and at the Effective Time will be, properly treated as a Qualified REIT Subsidiary; and

(xv)           neither Realty Income nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355(a) of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i)                 Material Contracts. Section 3.2(i) of the Realty Income Disclosure Letter sets forth a list of all Realty Income Material Contracts as of the date of this Agreement, true, correct and complete copies of which Realty Income has made available to VEREIT prior to the date of this Agreement. For purposes of this Agreement, “Realty Income Material Contract” means any Contract (other than Realty Income Benefit Plans (as defined below)) to which Realty Income or any of its Subsidiaries is a party to or bound that:

(i)                 is required to be filed as an exhibit to Realty Income’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Exchange Act;

(ii)              relates to any partnership, joint venture, co-investment or similar agreement with any third parties requiring aggregate payments after the date hereof by Realty Income or any of its Subsidiaries of Realty Income pursuant to any such partnership, joint venture, co-investment or similar agreement in excess of $1,000,000,000, or involving value or assets in excess of $1,000,000,000;

(iii)            contains any non-compete or exclusivity provision or otherwise limits in any material respect the ability of Realty Income or any of its Subsidiaries to engage in any line of business in any geographic area, except for any such provision that may be contained in Realty Income Leases entered into in the ordinary course of business consistent with past practice;

(iv)             involves the future disposition or acquisition of, or any merger, consolidation or similar business combination transaction involving, assets or properties with a fair market value in excess of $1,000,000,000;

(v)               obligates Realty Income or any of its Subsidiaries to make non-discretionary expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000,000 in any 12-month period, except for any Realty Income Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Realty Income Property (as defined below); or

(vi)             evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $1,000,000,000, other than any Contract in respect of a ground lease or office leases or obligations thereunder.

Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, each of the Realty Income Material Contracts is a legal, valid, and binding obligation of Realty Income or the Subsidiary of Realty Income that is a party thereto, and, to Realty Income’s knowledge, the other parties thereto, enforceable against Realty Income and its Subsidiaries and, to Realty Income’s knowledge, the other parties thereto in accordance with its terms, except as such enforceability is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles. None of Realty Income or any of its Subsidiaries is, and to Realty Income’s knowledge no other party is, in breach, default or Violation (and no event has occurred or not occurred through Realty Income’s or any Subsidiary of Realty Income’s action or inaction or, to Realty Income’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or Violation) of any term, condition or provision of any Realty Income Material Contract to which Realty Income or any Subsidiary of Realty Income is now a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or Violations as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(j)                 Benefit Plans.

(i)                 Section 3.2(j)(i) of the Realty Income Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed to by Realty Income or any of its Subsidiaries, or which Realty Income or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which Realty Income or its Subsidiaries contribute pursuant to applicable Law (the “Realty Income Benefit Plans”). Except as set forth on Section 3.2(j)(i) of the Realty Income Disclosure Letter, no Realty Income Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees, directors or individual independent contractors of Realty Income or any of its Subsidiaries residing outside of the United States.

(ii)              Realty Income has delivered or made available to VEREIT a true, correct and complete copy of each Realty Income Benefit Plan and, with respect thereto, if applicable, (A) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance Contracts, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such Realty Income Benefit Plan, (C) the most recent determination or opinion letter from the IRS for such Realty Income Benefit Plan and (D) any notice to or from the IRS or any office or Representative of the Department of Labor relating to any unresolved compliance issues in respect of such Realty Income Benefit Plan.

(iii)            Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, (A) each Realty Income Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations promulgated thereunder, (B) each Realty Income Benefit Plan intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the IRS or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither Realty Income nor its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon Realty Income or any of its Subsidiaries pursuant to Section 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Realty Income or any of its Subsidiaries, (E) all payments required to be made by or with respect to each Realty Income Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by Realty Income or its Subsidiaries in accordance with the provisions of each of the Realty Income Benefit Plans and applicable Law and (F) there are no pending or, to Realty Income’s knowledge, threatened claims by or on behalf of any Realty Income Benefit Plan, by any employee or beneficiary covered under any Realty Income Benefit Plan or otherwise involving any Realty Income Benefit Plan (other than routine claims for benefits).

(iv)             None of Realty Income, any of its Subsidiaries or any other entity (whether or not incorporated) that, together with Realty Income or a Subsidiary of Realty Income, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability with respect to: (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides for retiree medical or welfare benefits, except as required by applicable Law.

(v)               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of Realty Income or its Subsidiaries under any Realty Income Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any Realty Income Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of Realty Income or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Realty Income Benefit Plan or related trust. No Realty Income Benefit Plan provides for, and neither Realty Income nor any of its Subsidiaries is otherwise obligated to provide, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(k)               Employment and Labor Matters.

(i)                 (A) Except in accordance with applicable Law, neither Realty Income nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of Realty Income or any of its Subsidiaries (“Realty Income Employees”), (B) there are no strikes or lockouts with respect to any Realty Income Employees pending or, to Realty Income’s knowledge, threatened, (C) to the knowledge of Realty Income, there is no union organizing effort pending or threatened against Realty Income or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Realty Income, threatened with respect to Realty Income Employees and (E) there is no slowdown or work stoppage in effect or, to the knowledge of Realty Income, threatened with respect to Realty Income Employees, nor, has Realty Income or any of its Subsidiaries experienced any events described in clauses (B), (D) and (E) hereof within the past three (3) years, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(ii)              Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, Realty Income and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) occupational safety and health and immigration.

(l)                 Absence of Certain Changes. Since December 31, 2020, (i) Realty Income and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects, except in response Covid-19 and the Covid-19 Measures and (ii) there has not been a Realty Income Material Adverse Effect that is continuing.

(m)             Board Approval. The Board of Directors of Realty Income, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held, has (i) approved this Agreement, and declared this Agreement, and the transactions contemplated hereby, including the Mergers, and the issuance of Realty Income Common Stock in connection with the Mergers (the “Realty Income Stock Issuance”) on the terms set forth herein, to be advisable and in the best interests of Realty Income and its stockholders, (ii) upon the terms and subject to the conditions of this Agreement, resolved to recommend that the stockholders of Realty Income approve the Realty Income Stock Issuance, and direct that such matters be submitted for consideration by Realty Income stockholders at the Realty Income Stockholders Meeting (as defined below), and (iii) taken all appropriate and necessary actions to render any and all limitations on ownership of shares of Realty Income Common Stock, as set forth in the organizational documents of Realty Income, inapplicable to the Merger and the other transactions contemplated by this Agreement. The Board of Directors of Merger Sub 1, by unanimous written consent has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Mergers, to be advisable and in the best interests of Merger Sub 1 and its sole stockholder upon the terms and subject to the conditions of this Agreement. The sole member of Merger Sub 2 has (i) determined this Agreement and the transactions contemplated hereby, including the Mergers, to be advisable and in the best interests of Merger Sub 2 and its sole member and (ii) approved and adopted this Agreement and the transactions contemplated hereby.

(n)               Takeover Statute. Each of Realty Income, Merger Sub 1 and Merger Sub 2 has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

(o)               Vote Required. The Realty Income Required Stockholders Vote is the only vote of the holders of any class or series of capital stock of Realty Income necessary to approve and adopt this Agreement, and the transactions contemplated hereby (including the Mergers).

(p)               Properties.

(i)                 Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, as of the date hereof, (A) Realty Income has delivered to or made available to VEREIT a true and complete copy in all material respects of each Realty Income Lease under which annual rents payable exceed $10,000,000 (each, a “Material Realty Income Lease”), (B) to the knowledge of Realty Income, as of the date hereof, each Material Realty Income Lease is in full force and effect, and neither Realty Income nor any of its Subsidiaries nor, to the knowledge of Realty Income, any other party to a Material Realty Income Lease, is in default beyond any applicable notice and cure period under any Material Realty Income Lease, which default is in effect on the date of this Agreement, and (C) neither Realty Income nor any of its Subsidiaries has, prior to the date hereof, received from any counterparty under any Material Realty Income Lease a notice from the tenant of any intention to vacate prior to the end of the term of such Material Realty Income Lease. Except as set forth in Section 3.2(p)(i) of the Realty Income Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (1) no tenant under any Material Realty Income Lease is currently asserting in writing a right to cancel or terminate such Material Realty Income Lease prior to the end of the current term, and (2) none of Realty Income or any Realty Income Subsidiary has received notice of any insolvency or bankruptcy proceeding (or threatened proceeding) involving any tenant under any Material Realty Income Lease where such proceeding remains pending, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material and adverse to Realty Income and its Subsidiaries, taken as a whole.

(ii)              Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, Realty Income, or a Subsidiary of Realty Income, or a joint venture of Realty Income or any of its Subsidiaries, owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of Realty Income included in the Realty Income SEC Documents (each, a “Realty Income Property” and collectively, the “Realty Income Properties”), in each case free and clear of all Liens except for (A) debt and other matters set forth in Section 3.2(p)(ii) of the Realty Income Disclosure Letter, (B) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (C) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, (D) all matters disclosed on existing title policies or surveys, none of which, individually or in the aggregate, would have a material adverse effect on the use and operation of such Realty Income Property, (E) real estate Taxes and special assessments not yet due and payable or which are being contested in good faith in the ordinary course of business and (F) Liens and other encumbrances that would not cause a material adverse effect on the value or use of the affected property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, none of Realty Income, nor any Subsidiary of Realty Income has received written notice to the effect that there are any condemnation proceedings that are pending or, to the knowledge of Realty Income, threatened, with respect to any material portion of any of the Realty Income Properties. Except for the owners of the properties in which Realty Income or any Subsidiary of Realty Income has a leasehold interest and except for any Realty Income Property that is held by a joint venture or fund, no Person other than Realty Income or a Subsidiary of Realty Income has any ownership interest in any of the Realty Income Properties (other than immaterial easements, licenses or similar rights).

(iii)            Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, policies of title insurance or updates or endorsements have been issued, insuring Realty Income’s or the applicable Subsidiary of Realty Income’s fee simple title to each of the Realty Income Properties owned by Realty Income in amounts at least equal to the purchase price paid for ownership of such Realty Income Property or such entity that owned such Realty Income Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved.

(iv)             Realty Income or any Subsidiary of Realty Income (A) have not received written notice of any structural defects, or Violation of Law, relating to any Realty Income Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect and (B) have not received written notice of any physical damage to any Realty Income Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(v)               Except for secured loan documents entered into in the ordinary course of business or as otherwise set forth on Section 3.2(p)(v) of the Realty Income Disclosure Letter, there are no written agreements which restrict Realty Income or any Subsidiary of Realty Income from transferring any of the Realty Income Properties, and none of the Realty Income Properties is subject to any restriction on the sale or other disposition thereof (other than rights of first offer or rights of first refusal, tenant options or other similar preemptive rights) or on the financing or release of financing thereon, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(vi)             Realty Income and the Subsidiaries of Realty Income have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of Realty Income included in the Realty Income SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, free and clear of all Liens, and except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(q)               Environmental Matters. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect:

(i)                 (A) Realty Income, each Subsidiary of Realty Income and each of the Realty Income Properties is in compliance and, except for matters that have been fully and finally resolved, has complied with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other claim or proceeding pending or, to the knowledge of Realty Income, threatened against Realty Income or any Subsidiary of Realty Income under any applicable Environmental Laws or with respect to Hazardous Materials; (C) Realty Income holds all of the Permits required under applicable Environmental Laws for its current operations and is in compliance with the terms of any such Permits and (D) Realty Income has not received any written notice of Violation or actual or potential liability under any applicable Environmental Laws or with respect to Hazardous Materials that remains unresolved, or that any judicial, administrative or compliance order or claim has been issued against Realty Income or any Subsidiary of Realty Income which remains unresolved;

(ii)              to the knowledge of Realty Income, neither Realty Income nor any Subsidiary of Realty Income has used, generated, stored, treated or handled any Hazardous Materials on the Realty Income Properties in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used now or in the past for the storage of Hazardous Materials on, in or under any Realty Income Properties in Violation of applicable Environmental Laws. To the knowledge of Realty Income, neither Realty Income nor any Subsidiary of Realty Income nor any other Person has caused a release of or arranged for the disposal or treatment of Hazardous Materials at any site that would reasonably be expected to result in liability or remediation obligations to Realty Income or any Realty Income Subsidiary under any Environmental Law; and

(iii)            to the knowledge of Realty Income, all Hazardous Material which has been removed from any Realty Income Properties was handled, transported and disposed of at the time of removal in compliance with applicable Environmental Laws.

(r)                Intellectual Property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, (i) Realty Income and its Subsidiaries own or have a valid license to use all trademarks, service marks, trade names, copyrights and patents (including any registrations or applications for registration of any of the foregoing) (collectively, the “Realty Income Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither Realty Income nor any such Subsidiary has received any notice of infringement of or conflict with, and to Realty Income’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Realty Income Intellectual Property and (iii) to Realty Income’s knowledge, no Person is infringing on or violating any rights of the Realty Income Intellectual Property.

(s)                Permits. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect, (i) the Permits held by Realty Income and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by Realty Income and its Subsidiaries and for the operation of the properties of Realty Income and its Subsidiaries, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither Realty Income nor any of its Subsidiaries has received any claim or notice indicating that Realty Income or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to Realty Income’s knowledge no such noncompliance exists.

(t)                 Insurance. Realty Income and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as Realty Income’s management believes is reasonable and customary for its business. Realty Income or the applicable Subsidiary of Realty Income has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material and adverse to Realty Income and its Subsidiaries, taken as a whole. All such policies are valid, outstanding and enforceable and neither Realty Income nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Realty Income or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Realty Income’s industry.

(u)               Investment Company Act of 1940. Neither Realty Income nor any Subsidiary of Realty Income is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v)               Activities of Merger Sub 1 and Merger Sub 2. Merger Sub 1 was formed on April 23, 2021, and Merger Sub 2 was formed on April 23, 2021, in each case solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub 1 and Merger Sub 2 have engaged in no other business activities, have no liabilities or obligations and have conducted their operations only as contemplated hereby.

(w)             Brokers or Finders. Neither Realty Income nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement (including the OfficeCo Distribution), except that Realty Income has engaged Moelis & Company LLC as its financial advisor and will owe fees, compensation and indemnification to Moelis in connection therewith.

(x)               Opinion of Realty Income Financial Advisor. The Board of Directors of Realty Income has received the opinion of Moelis & Company LLC, financial advisor to Realty Income, to the effect that, as of the date thereof and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to Realty Income.

(y)               No Undisclosed Material Liabilities. There are no liabilities or obligations of Realty Income or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in Realty Income’s most recent balance sheet for the year ended December 31, 2020 or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2020; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(z)               No Additional Representations. Except for the representations and warranties made by Realty Income in this Article III, neither Realty Income nor any other Person makes any express or implied representation or warranty with respect to Realty Income or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and Realty Income hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Realty Income nor any other Person makes or has made any representation or warranty to VEREIT, VEREIT OP or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Realty Income or any of its Subsidiaries or their respective businesses, or (ii) any oral or, except for the representations and warranties made by VEREIT in this Article III, written information presented to VEREIT, VEREIT OP or any of their affiliates or Representatives in the course of their due diligence investigation of Realty Income or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1            Covenants of VEREIT.

(a)               From and after the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or permitted by this Agreement, (ii) to the extent required in order to effect the Separation or the OfficeCo Distribution on the terms and conditions set forth herein, (iii) as set forth in Section 4.1(a) of the VEREIT Disclosure Letter, (iv) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to VEREIT or any of its Subsidiaries, (v) to the extent action is reasonably taken (or reasonably omitted) in response to Covid-19 or Covid-19 Measures that are reasonably necessary to protect the health and safety of VEREIT’s or its Subsidiaries’ employees and other individuals having business dealings with or relating to VEREIT or any of its Subsidiaries or to respond to third-party supply, customer, service or other business disruptions caused by Covid-19 or any Covid-19 Measures, or (vi) with Realty Income’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), VEREIT agrees as to itself and its Subsidiaries that such entities shall use commercially reasonable efforts to (1) carry on their respective businesses in the ordinary course consistent with past practice in all material respects, (2) maintain their material assets and properties in their current condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of VEREIT and its Subsidiaries’ reasonable control excepted), (3) preserve VEREIT’s business organization intact, and to maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, (4) maintain all insurance policies in all material respects and (5) maintain the status of VEREIT as a REIT.

(b)               VEREIT agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, except (1) as expressly contemplated or permitted by this Agreement, (2) to the extent required to effect the Separation or the OfficeCo Distribution in accordance with the terms set forth on Exhibit A, (3) as set forth in Section 4.1(b) of the VEREIT Disclosure Letter, (4) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to VEREIT or any of its Subsidiaries, or (5) with Realty Income’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), such entities shall not:

(i)                 enter into any new material line of business or create any new Significant Subsidiaries;

(ii)              except (A) as permitted by Section 5.10, (B) for payment of any accrued dividends, dividend equivalents or other distributions pursuant to any VEREIT Equity Awards in accordance with the terms thereof as in effect on the date of this Agreement (or in the case of VEREIT Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof), (C) for dividends by a Subsidiary of VEREIT to VEREIT or a Subsidiary of VEREIT, (D) for the declaration and payment by VEREIT of dividends required pursuant to the terms of the VEREIT Series F Preferred Stock and (E) for the declaration and payment by VEREIT OP of distributions required pursuant to the terms of the VEREIT Partnership Series F Preferred Units, declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, partnership interests, or other equity interests;

(iii)            (A) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (B) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than (1) repurchases, redemptions or exchanges of VEREIT Partnership Units required pursuant to the VEREIT Partnership Agreement, (2) acquisitions of shares of VEREIT Common Stock tendered by holders of, or otherwise deliverable pursuant to, VEREIT Equity Awards in accordance with the terms thereof as in effect on the date of this Agreement (or, in the case of VEREIT Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof) in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (3) as required by Section 4.07 of the VEREIT Charter;

(iv)             except for (A) issuances of shares of VEREIT Common Stock upon the exercise or settlement of VEREIT Equity Awards in accordance with the terms thereof as in effect on the date of this Agreement (or, in the case of VEREIT Equity Awards issued in accordance with this Agreement following the date hereof, in accordance with the terms thereof), (B) repurchases, redemptions or exchanges of VEREIT Partnership Units for VEREIT Common Stock required by the VEREIT Partnership Agreement, or (C) issuances by a Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of VEREIT, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of VEREIT’s capital stock or that of a Subsidiary of VEREIT, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the VEREIT Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(v)               amend or propose to amend the organizational documents of VEREIT or VEREIT OP or their respective Subsidiaries, or enter into, or, except as permitted by Section 4.1(b)(vi) or Section 4.1(b)(vii), permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of VEREIT;

(vi)             other than acquisitions of real property for cash (“Acquisitions”) (A) in the ordinary course that would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby and for which the fair market value of the total consideration paid by VEREIT and its Subsidiaries in such Acquisitions does not exceed, in the case of an Acquisition of a retail property with a single tenant, $15,000,000 individually, in the case of an Acquisition of an industrial property with a single tenant, $25,000,000, in the case of an Acquisition involving a sale-leaseback transaction or a portfolio transaction, $60,000,000 million individually (unless any individual properties contained in such portfolio transaction otherwise exceed any of such thresholds described above) (provided that, in each case, (1) VEREIT has provided Realty Income a copy of its weekly acquisition pipeline report in advance to Realty Income, (2) prior to entering into any commitment with respect to any such Acquisition, VEREIT reasonably consults with Realty Income regarding such Acquisition, and (3) no such Acquisitions shall be office properties), and (B) as set forth on Section 4.1(b)(vi) of the VEREIT Disclosure Letter; provided that, such Acquisitions under clause (A) and (B), in the aggregate, shall not exceed $350,000,000 in any given calendar quarter, and shall not exceed $1,000,000,000 in any given calendar year (in each case, less the total acquisition volume for such period prior to the date of this Agreement), acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Merger, or (y) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(vii)          other than (A) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the consummation of the Mergers, the Separation or the OfficeCo Distribution, (B) the dispositions set forth on Section 4.1(b)(vii) of the VEREIT Disclosure Letter or (C) as permitted by Section 5.15, sell, assign, encumber or otherwise dispose of any of its assets (including capital stock of its Subsidiaries and Indebtedness of others held by VEREIT and its Subsidiaries);

(viii)        incur, create or assume, refinance, replace or prepay any Indebtedness (or modify any of the material terms of any outstanding Indebtedness), guarantee any Indebtedness of any Person or issue or sell any warrants or rights to acquire any Indebtedness of VEREIT or any of its Subsidiaries, other than (A) Indebtedness of any wholly owned Subsidiary of VEREIT to VEREIT or to another wholly owned Subsidiary of VEREIT, (B) Indebtedness of any Subsidiary of VEREIT to or among one of its wholly owned Subsidiaries, (C) any borrowings under VEREIT’s existing revolving credit facility in an amount not to exceed $360,000,000 outstanding;

(ix)             except as disclosed in any VEREIT SEC Document filed prior to the date of this Agreement, (x) fail to maintain all financial books and records in all material respects in accordance with GAAP or (y) change its methods of accounting in effect as of December 31, 2020, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law, the SEC or the Financial Accounting Standards Board or any similar organization;

(x)               adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization; provided, however, that the foregoing shall not prohibit internal reorganizations or consolidations involving wholly owned Subsidiaries that would not reasonably be expected to prevent or materially impede, hinder or delay the consummation of the Mergers, the Separation or the OfficeCo Distribution;

(xi)             other than (A) any action permitted under clauses (A) through (C) of Section 4.1(b)(viii), under Section 4.1(b)(xviii) or under Section 4.1(b)(xix), (B) any termination, modification or renewal in accordance with the terms of any existing VEREIT Material Contract that occurs automatically without any action by VEREIT, VEREIT OP or any of their Subsidiaries, (C) in connection with any Tenant Improvements at any of the VEREIT Properties, but solely to the extent required pursuant to the terms of the applicable VEREIT Lease, including any new lease or amendment thereto pursuant to Section 4.1(b)(xix) below, or (D) as may be reasonably necessary to comply with the terms of this Agreement (provided, that, with respect to clauses (A) through (C) of this Section 4.1(b)(xi) no such actions may cause a Contract to include a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto as a result of the consummation of the Mergers or the other transactions contemplated by this Agreement or that would reasonably be expected to require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties if a change of control of Realty Income were to occur immediately following consummation of the Merger (a “Change of Control Cost”)), terminate, cancel, renew or request or agree to any material amendment or material modification to, material change in, or material waiver under or assignment of, any VEREIT Material Contract or enter into or materially amend any Contract that, if existing on the date of this Agreement, would be a VEREIT Material Contract, or enter into any Contract that would create a Change of Control Cost or amend or modify any existing Contract so as to create a Change of Control Cost;

(xii)          waive the excess share provisions of, or otherwise grant or increase an exception to or waiver of any ownership limits set forth in, the organizational documents of VEREIT or any of its Subsidiaries for any Person;

(xiii)        take any action, or fail to take any action, which would reasonably be expected to cause VEREIT to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)         make or commit to make any capital expenditures in excess of the 2021 capital expenditure budget set forth on Section 4.1(b)(xiv) of the VEREIT Disclosure Letter (less any capital expenditures incurred by VEREIT or its Subsidiaries from January 1, 2021 to the date of this Agreement);

(xv)           take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvi)         enter into any Tax Protection Agreement, make, change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment for an amount materially in excess of amounts reserved therefor on the financial statements of VEREIT, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case, (x) in the ordinary course of business consistent with past practice, (y) as required by law, or (z) as necessary (i) to preserve the status of VEREIT as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary of VEREIT as a partnership or disregarded entity for federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii)      other than with respect to claims of or receivables owed to VEREIT or its Subsidiaries which arise in the ordinary course of business, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or lesser than the amounts specifically reserved with respect thereto on the most recent balance sheet of VEREIT and its consolidated Subsidiaries included in the VEREIT SEC Documents or (y) that do not exceed $4,000,000 individually or $10,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against VEREIT or any of its Subsidiaries or the Surviving Corporation following the Effective Time, and (C) do not provide for any admission of material liability by VEREIT or any of its Subsidiaries, excluding in each case any matter relating to Taxes (which, for the avoidance of doubt, shall be governed by Section 4.1(b)(xvi));

(xviii)    except as required by the terms of any VEREIT Benefit Plan as in effect on the date hereof, (A) materially increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or pay any bonus to, or grant any new cash- or equity-based awards (including VEREIT Equity Awards) or long-term cash awards to, any current or former directors, employees or other service providers of VEREIT or any of its Subsidiaries, (B) grant or provide any change of control, severance or retention payments or benefits to any current or former director, employee or other service provider of VEREIT or any of its Subsidiaries, (C) establish, adopt, enter into or amend any VEREIT Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a VEREIT Benefit Plan if in effect on the date hereof, other than immaterial amendments that do not result in an increase in cost to VEREIT or its affiliates of maintaining such VEREIT Benefit Plan or other plan, trust, fund, policy or arrangement that would be a VEREIT Benefit Plan if in effect on the date hereof, (D) enter into or amend any collective bargaining agreement or similar agreement, (E) hire any new employee of VEREIT or its Subsidiaries equal to or greater than the Vice President level or whose annual total annual compensation opportunity exceeds $250,000, other than to replace employees who terminate employment following the date of this Agreement whose annual total annual compensation opportunity does not exceed $250,000, (F) promote or terminate the employment (other than for cause) of any employee of VEREIT or its Subsidiaries at the level of Vice President or above and whose annual total annual compensation opportunity is equal to or exceeds $250,000 (in the case of promotion, whether before or after such promotion), or (G) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any VEREIT Benefit Plan or other plan, trust, fund, policy or arrangement that would be a VEREIT Benefit Plan if in effect on the date hereof;

(xix)         enter into, renew, terminate, or amend, waive, release or compromise in any material respects or assign any material rights or claims under, or, other than as set forth on Section 4.1(xix) of the VEREIT Disclosure Letter, enter into any rent abatement or rent deferral arrangements with respect to, any VEREIT Lease (or any lease for real property that, if existing as of the date hereof, would be a VEREIT Lease) except for entering into any new lease or renewing or modifying in any material respect any VEREIT Lease, in each case, in the ordinary course of business consistent with past practice on market terms; provided that (A) no such new lease shall contain any Change of Control Costs and (B) VEREIT shall, within fifteen (15) Business Days of the end of each calendar month, provide notice to Realty Income of such new, renewed or materially modified leases and shall provide Realty Income with an overview of VEREIT’s pending leasing activity;

(xx)           form any new funds, non-traded real estate investment trusts, joint ventures or other pooled investment vehicles, or similar investment structure;

(xxi)         amend or modify the compensation terms or any other material obligations of VEREIT contained in the engagement letter with J.P. Morgan in a manner adverse to VEREIT or any of VEREIT’s Subsidiaries or engage other financial advisers in connection with the transactions contemplated by this Agreement; provided, however, that the foregoing shall not restrict VEREIT from obtaining a new fairness opinion from J.P. Morgan in connection with any Superior Proposal;

(xxii)      effect any deed in lieu of foreclosure, or sell, lease, assign, encumber or transfer to a lender any property securing Indebtedness owed to such lender; or

(xxiii)    agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

(c)               Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit VEREIT from taking any action at any time or from time to time, that in the reasonable judgment of the Board of Directors of VEREIT, upon advice of counsel to VEREIT, is reasonably necessary for VEREIT to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of VEREIT or holders of VEREIT Partnership Units in accordance with this Agreement or otherwise or to qualify or preserve the status of any VEREIT Subsidiary as a disregarded entity or partnership for federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, under the applicable provisions of Section 856 of the Code, as the case may be.

(d)               VEREIT shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 6.2(c) and Section 6.3(d), (ii) use its reasonable best efforts to obtain or cause to be provided opinions of counsel consistent with the opinions of counsel referred to in Section 6.2(c) and Section 6.3(d) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to VEREIT REIT Counsel an officer’s certificate, dated as of the Closing Date and, if applicable, as of the effective date of the Form S-4, as applicable, signed by an officer of VEREIT and VEREIT OP and in form and substance reasonably satisfactory to VEREIT REIT Counsel and Realty Income (it being agreed and understood that an officer’s certificate substantially similar to the draft officer’s certificate provided to Realty Income prior to the date of this Agreement is and will be in form and substance reasonably satisfactory to Realty Income subject to reasonable changes to take into account changes in fact or law), containing representations of VEREIT and VEREIT OP reasonably necessary or appropriate to enable VEREIT REIT Counsel to render the tax opinion described in Section 6.3(d) and any similar opinions described in Section 4.1(d)(ii), and (iv) deliver to VEREIT Merger Counsel and Realty Income Merger Counsel a tax representation letter substantially in form and substance set forth in Section 4.1(d) of the VEREIT Disclosure Letter, with such changes as are mutually agreeable to VEREIT, Realty Income, VEREIT Merger Counsel and Realty Income Merger Counsel (such agreement not to be unreasonably withheld, conditioned or delayed) and such changes reasonably acceptable to VEREIT Merger Counsel and Realty Income Merger Counsel as may be necessary or appropriate to reflect the terms of the Separation, the OfficeCo Distribution, any OfficeCo Sale and any changes in the facts or the structure of the transaction after the date hereof, containing representations of VEREIT reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in Section 6.2(c) and Section 6.3(c) and any similar opinions described in Section 4.1(d)(ii) and Section 4.2(d)(ii).

(e)               Notwithstanding anything to the contrary set forth in this Agreement, (i) nothing contained in this Agreement shall give Realty Income, directly or indirectly, the right to control or direct VEREIT’s or VEREIT’s Subsidiaries’ operations prior to the Closing, (ii) prior to the Closing, VEREIT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Realty Income shall be required with respect to any matter set forth in Section 4.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law.

Section 4.2            Covenants of Realty Income.

(a)               From and after the date hereof until the earlier of the Partnership Merger Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or permitted by this Agreement, (ii) to the extent required in order to effect the Separation and the OfficeCo Distribution on the terms and conditions set forth herein, (iii) as set forth in Section 4.2(a) of the Realty Income Disclosure Letter, (iv) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Realty Income or any of its Subsidiaries, (v) to the extent action is reasonably taken (or reasonably omitted) in response to Covid-19 or Covid-19 Measures that are reasonably necessary to protect the health and safety of VEREIT’s or its Subsidiaries’ employees and other individuals having business dealings with or relating to VEREIT or any of its Subsidiaries or to respond to third-party supply, customer, service or other business disruptions caused by Covid-19 or any Covid-19 Measures, or (vi) with VEREIT’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Realty Income agrees as to itself and its Subsidiaries that such entities shall use commercially reasonable efforts to (1) carry on their respective businesses in the ordinary course consistent with past practice in all material respects, (2)maintain their material assets and properties in their current condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of Realty Income and its Subsidiaries’ reasonable control excepted), (3)preserve Realty Income’s business organization intact, and to maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, (4) maintain all insurance policies in all material respects and (5) maintain the status of Realty Income as a REIT.

(b)               Realty Income agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, except (1) as expressly contemplated or permitted by this Agreement, (2) to the extent required in order to effect the Separation or the OfficeCo Distribution in accordance with the terms set forth on Exhibit A, (3) as set forth in Section 4.2(b) of the Realty Income Disclosure Letter, (4) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Realty Income or any of its Subsidiaries, or (5) with VEREIT’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), such entities shall not:

(i)                 (A) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (B) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than (1) repurchases, redemptions or exchanges of partnership units of Realty Income, L.P. for Realty Income Common Stock required pursuant to the Realty Income Partnership Agreement, or (2) acquisitions of shares of Realty Income Common Stock tendered by holders of, or otherwise deliverable pursuant to, Realty Income Equity Awards in accordance with the terms of the applicable Realty Income Equity Plan in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(ii)              amend or propose to amend the organizational documents of Realty Income, Merger Sub 1 or Merger Sub 2;

(iii)            except as disclosed in any Realty Income SEC Document filed prior to the date of this Agreement, (x) fail to maintain all financial books and records in all material respects in accordance with GAAP or (y) change its methods of accounting in effect as of December 31, 2020, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law, the SEC or the Financial Accounting Standards Board or any similar organization;

(iv)             adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization; provided, however, that the foregoing shall not prohibit internal reorganizations or consolidations involving existing wholly owned Subsidiaries that would not reasonably expected to prevent or materially impede, hinder or delay the consummation of the transactions contemplated by this Agreement;

(v)               waive the excess share provisions of, or otherwise grant or increase an exception to or waiver of any ownership limits set forth in, the organizational documents of Realty Income or any of its Subsidiaries for any person (other than VEREIT, VEREIT OP or any of their respective Subsidiaries);

(vi)             take any action, or fail to take any action, which would reasonably be expected to cause Realty Income to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(vii)          take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(viii)        agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

(c)               Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Realty Income from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Realty Income, upon advice of tax counsel to Realty Income, is reasonably necessary for Realty Income to avoid incurring entity level income or excise Taxes under the Code or maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Realty Income in accordance with this Agreement or otherwise or to qualify or preserve the status of any Subsidiary of Realty Income as a disregarded entity or partnership for federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be.

(d)               Realty Income shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 6.2(d) and Section 6.3(c), (ii) use its reasonable best efforts to obtain or cause to be provided opinions of counsel consistent with the opinions of counsel referred to in Section 6.2(d) and Section 6.3(c) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Realty Income REIT Counsel an officer’s certificate, dated as of the Closing Date and as of the effective date of the Form S-4, as applicable, signed by an officer of Realty Income and in form and substance reasonably satisfactory to Realty Income REIT Counsel and VEREIT (it being agreed and understood that an officer’s certificate substantially similar to the draft officer’s certificate provided to VEREIT prior to the date of this Agreement, if any, will be in form and substance reasonably satisfactory to VEREIT subject to reasonable changes to take into account Realty Income’s ownership of VEREIT’s assets following the Merger and any changes in fact or law), containing representations of Realty Income reasonably necessary or appropriate to enable Realty Income REIT Counsel to render the tax opinion described in Section 6.2(d) and any similar opinion described in Section 4.2(d)(ii), and (iv) deliver to Realty Income Merger Counsel and VEREIT Merger Counsel a tax representation letter in form and substance substantially as set forth in Section 4.2(d) of the Realty Income Disclosure Letter, with such changes as are mutually agreeable to Realty Income, VEREIT, Realty Income Merger Counsel and VEREIT Merger Counsel (such agreement not to be unreasonably withheld, conditioned or delayed) and such changes reasonably acceptable to VEREIT Merger Counsel and Realty Income Merger Counsel as may be necessary or appropriate to reflect the terms of the Separation, the OfficeCo Distribution, any OfficeCo Sale and any changes in the facts or the structure of the transaction after the date hereof, containing representations of Realty Income and Merger Sub I reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in Section 6.2(c) and Section 6.3(c) and any similar opinions described in Section 4.2(d)(ii) and Section 4.1(d)(ii).

Article V
ADDITIONAL AGREEMENTS

Section 5.1            Preparation of Proxy Statement; Stockholders Meetings.

(a)                As promptly as reasonably practicable following the date hereof, each of the parties hereto shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the VEREIT stockholders at the VEREIT Stockholders Meeting (as defined below) and to the Realty Income stockholders at the Realty Income Stockholders Meeting (as defined below) (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Realty Income (and, if required, Merger Sub 1 and Merger Sub 2) shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the Realty Income Stock Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of the parties hereto shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated thereby. VEREIT and Realty Income shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. Each party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Mergers and the Realty Income Stock Issuance, and each party shall furnish all information concerning it and the holders of its capital stock or shares of common stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Realty Income Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If, at any time prior to the Partnership Merger Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party, and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of VEREIT and Realty Income.

(b)               VEREIT shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “VEREIT Stockholders Meeting”) for the purpose of obtaining the VEREIT Required Stockholders Vote. Unless a Change in VEREIT Recommendation (as defined below) has occurred in accordance with Section 5.4, the Board of Directors of VEREIT shall use its reasonable best efforts to obtain from the stockholders of VEREIT the VEREIT Required Stockholders Vote. VEREIT covenants that, unless a Change in VEREIT Recommendation has occurred in accordance with Section 5.4, VEREIT will, through its Board of Directors, recommend to its stockholders approval of the Merger and further covenants that the Joint Proxy Statement/Prospectus and the Form S-4 will include such recommendation. Notwithstanding the foregoing provisions of this Section 5.1(b), if, on a date for which the VEREIT Stockholders Meeting is scheduled, VEREIT has not received proxies representing a sufficient number of shares of VEREIT Common Stock to obtain the VEREIT Required Stockholders Vote, whether or not a quorum is present, VEREIT shall have the right to make one or more successive postponements or adjournments of the VEREIT Stockholders Meeting; provided that the VEREIT Stockholders Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the VEREIT Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). VEREIT agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the VEREIT Stockholders Meeting pursuant to this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to VEREIT of any Acquisition Proposal (as defined below) or by any Change in VEREIT Recommendation.

(c)               Realty Income shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Realty Income Stockholders Meeting”) for the purpose of obtaining the Realty Income Required Stockholders Vote. Unless a Change in Realty Income Recommendation has occurred in accordance with Section 5.4, the Board of Directors of Realty Income shall use its reasonable best efforts to obtain from the stockholders of Realty Income the Realty Income Required Stockholders Vote. Realty Income covenants that, unless a Change in Realty Income Recommendation has occurred in accordance with Section 5.4, Realty Income will, through its Board of Directors, recommend to its stockholders approval of the Realty Income Stock Issuance and further covenants that the Joint Proxy Statement/Prospectus and the Form S-4 will include such recommendation. Notwithstanding the foregoing provisions of this Section 5.1(c), if, on a date for which the Realty Income Stockholders Meeting is scheduled, Realty Income has not received proxies representing a sufficient number of shares of Realty Income Common Stock to obtain the Realty Income Required Stockholders Vote, whether or not a quorum is present, Realty Income shall have the right to make one or more successive postponements or adjournments of the Realty Income Stockholders Meeting; provided that the Realty Income Stockholders Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Realty Income Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Realty Income agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the Realty Income Stockholders Meeting pursuant to this Section 5.1(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Realty Income of any Acquisition Proposal or by any Change in Realty Income Recommendation.

(d)               Each of the parties hereto shall use their reasonable best efforts to cause the VEREIT Stockholders Meeting and the Realty Income Stockholders Meeting to be held on the same date.

Section 5.2            Access to Information.

(a)           For purposes of facilitating the transactions contemplated hereby, and subject to applicable Law, upon reasonable request and advance notice, each of the parties hereto shall (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other parties reasonable access, during normal business hours and in accordance with reasonable procedures established by such party, during the period prior to the Partnership Merger Effective Time, to all its properties (other than for purposes of invasive testing), books, Contracts, records and Representatives, and, during such period, each of the parties shall (and shall cause each of their respective Subsidiaries to) make available to the other parties, upon any other party’s reasonable request, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws, or the rules and regulations of self-regulatory organizations (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that (x) any physical access to the properties, information and personnel of any party and its Subsidiaries may be limited to the extent such party reasonably determines in good faith, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of such party or its Subsidiaries, and (y) Realty Income and its Subsidiaries shall only be required to provide access or make available such information pursuant to the foregoing sentence to the extent such information is necessary for VEREIT and its Subsidiaries’ to consummate the transactions contemplated by this Agreement. Notwithstanding anything in this Section 5.2(a) to the contrary, neither Realty Income nor VEREIT nor any of their respective Subsidiaries or representatives shall, without the other party’s prior consent (not to be unreasonably withheld conditioned or delayed), communicate with any employees of the other party, other than, with respect to Realty Income, the employees set forth on Section 5.2 of the Realty Income Disclosure Letter, and with respect to VEREIT, the employees set forth on Section 5.2 of the VEREIT Disclosure Letter; provided that the parties shall, following the date hereof, promptly develop a mutually acceptable protocol to manage communications between the parties and their employees. In addition, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, rule, regulation, order, judgment or decree. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything contained in this Agreement to the contrary, neither Realty Income nor VEREIT shall be required to provide any access or make any disclosure to the other pursuant to this Section 5.2 to the extent such access or information is reasonably pertinent to a litigation where Realty Income or any of its affiliates, on the one hand, and VEREIT or any of its affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties.

(b)          The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the Amended and Restated Confidentiality Agreement between VEREIT and Realty Income, dated as of March 12, 2021, and as it may be amended from time to time (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect; provided that in the event this Agreement is terminated at any time prior to the Effective Time, the terms of the Confidentiality Agreement shall survive for a period of two (2) years following such termination.

Section 5.3            Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to cause the conditions in Article IV to be satisfied and to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Mergers and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to (i) use its reasonable best efforts to cooperate with the other party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, waiting period expirations or terminations, Permits or authorizations are required to be obtained prior to the Closing from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement and in timely making all such filings, (ii) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Entity, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to any applicable Laws by any Governmental Entity, and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Merger and the other transactions contemplated by this Agreement under any applicable Laws as promptly as practicable. In addition, each of Realty Income and VEREIT shall use reasonable best efforts to obtain all consents, approvals, waivers, licenses, permits, franchises, authorizations or Orders (“Consents”) of Persons other than Governmental Entities that are necessary, proper or advisable to consummate the Mergers, the Separation, the OfficeCo Distribution and the other transactions contemplated thereby; provided, however, that, except as otherwise provided in Section 5.15 or Exhibit A of this Agreement, none of Realty Income, VEREIT nor any of their respective Subsidiaries shall be required to make, or commit or agree to make, any concession or payment to, or incur any liability to, any such non-Governmental Entity to obtain any such Consent that is not contingent on the closing of the Merger (unless the parties mutually consent to such concession, payment or liability (such consent not to be unreasonably withheld, conditioned or delayed)).

(b)          Each of the parties hereto shall, in connection with the efforts referenced in Section 5.3(b), use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other party of any communication concerning this Agreement or any of the transactions contemplated hereby to that party from or with any Governmental Entity and consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one party’s valuation of the other party may be redacted; and (iii) permit the other party to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it invites the other party’s Representatives to attend in accordance with applicable Laws. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c)          In furtherance and not in limitation of the foregoing, each of the parties hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(d)          Each of VEREIT, the Board of Directors of VEREIT, Realty Income and the Board of Directors of Realty Income shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Mergers, the Separation, the OfficeCo Distribution or any other transactions contemplated hereby, use all reasonable best efforts to ensure that the Mergers, the OfficeCo Distribution and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.4            Acquisition Proposals.

(a)          Each of VEREIT and Realty Income agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share sale, share exchange, asset sale, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving any purchase or sale of 20% or more of the consolidated assets (including stock or other ownership interests) of it and its Subsidiaries, taken as a whole and determined on a fair market value basis, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders or other equity interest holders of such Person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction), in each case, other than any proposal, offer or transaction expressly permitted by Section 5.15(d) (any such proposal, offer or transaction (other than a proposal or offer made by one party to this Agreement or any Subsidiary thereof to another party to this Agreement or any Subsidiary thereof or any proposal, offer or transaction expressly permitted by Section 5.15(d)) being hereinafter referred to as an “Acquisition Proposal”), (ii) participate in any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal (an “Acquisition Agreement”) or (iv) propose or agree to do any of the foregoing.

(b)          (i)            Notwithstanding the foregoing, the Board of Directors of VEREIT and the Board of Directors of Realty Income shall each be permitted, prior to its respective meeting of stockholders to be held pursuant to Section 5.1, and subject to (A) compliance with the other terms of this Section 5.4 and (B) first entering into a confidentiality agreement having provisions that are no less favorable to such party than those contained in the Confidentiality Agreement (provided that such agreement need not contain any standstill or similar provision prohibiting the making of an Acquisition Proposal), to engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person first made after the date of this Agreement (that did not result from a material breach of this Section 5.4) and which the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, concludes in good faith (after consultation with outside legal counsel and financial advisors) constitutes or is reasonably likely to result in a Superior Proposal, if and only to the extent that the directors of VEREIT or of Realty Income, as applicable, conclude in good faith (after consultation with their outside legal counsel) that failure to do so would reasonably be expected to result in a breach of their duties to VEREIT or Realty Income, as applicable. VEREIT or Realty Income, as applicable, shall provide the other with a copy of any nonpublic information or data provided to a third party pursuant to the prior sentence prior to or substantially concurrently with furnishing such information to such third party (except to the extent that such nonpublic information or data shall have been previously provided to the other party).

(ii)           Each party shall notify the other party promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries by any person that informs such party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or written correspondence). Each party shall also promptly, and in any event within twenty-four (24) hours, notify the other party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 5.4(b) and keep the other party reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis, including by providing a copy of all material documentation or written correspondence relating thereto. Notwithstanding anything to the contrary in this Agreement, each party may contact any Person submitting an Acquisition Proposal after the date of this Agreement (that did not result from a material breach of this Section 5.4) to clarify and understand the terms of the Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal.

(iii)          Except as provided in Section 5.4(b)(iv) or Section 5.4(b)(v), neither the Board of Directors of VEREIT, the Board of Directors of Realty Income, nor any committee thereof shall (a) withhold, withdraw, modify or qualify in any manner adverse to the other party, or propose publicly to withhold, withdraw, modify or qualify in any manner adverse to the other party, the approval, recommendation or declaration of advisability by the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby, (b) fail to include the approval, recommendation or declaration of advisability by the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby in the Joint Proxy Statement/Prospectus, (c) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer commenced by a third party other than a recommendation against such offer or a customary “stop, look and listen” communication or (d) in the event an Acquisition Proposal has been publicly announced or publicly disclosed, fail to publicly reaffirm the approval, recommendation or declaration of advisability by the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby within five (5) Business Days of the other party’s written request that Realty Income or VEREIT, as applicable, do so (provided that a party shall be entitled to make such a written request for reaffirmation only once with respect to each Acquisition Proposal and once for each material amendment to each such Acquisition Proposal) (any of the foregoing (a), (b), (c) or (d), a “Change in VEREIT Recommendation” or a “Change in Realty Income Recommendation,” respectively).

(iv)         Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of VEREIT or Board of Directors of Realty Income, as applicable, may make a Change in VEREIT Recommendation or a Change in Realty Income Recommendation, as applicable (and in the event that the Board of Directors of VEREIT determines such Acquisition Proposal to be a Superior Proposal, in accordance with this Section 5.4, terminate this Agreement pursuant to Section 7.1(d)(i)), in each case (including with respect to any such termination), if and only if (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a material breach of this Section 5.4) is made to VEREIT or Realty Income, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of VEREIT or of Realty Income, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to result in a breach of its duties to VEREIT or Realty Income, as applicable, (D) four (4) Business Days (the “Notice Period”) shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change and a new Notice Period, except that the four (4) Business Day Notice Period referred to in clause (D) above shall instead be equal to the longer of (1) three (3) Business Days or (2) the period remaining under the Notice Period under clause (D) above immediately prior to the delivery of such additional notice under this clause (D)), (E) during the Notice Period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed by the other party, and (F) the Board of Directors of the party proposing to take such action, following the Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party) that failure to do so would reasonably be expected to result in a breach of its duties to such party.

(v)           Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, the Board of Directors of VEREIT or Board of Directors of Realty Income, as applicable, may make a Change in VEREIT Recommendation or a Change in Realty Income Recommendation, as applicable, if and only if (A) a material development or material change in circumstances has first occurred or arisen after the date of this Agreement that was neither known to such party nor reasonably foreseeable as of the date of this Agreement; provided, that (x) such change or development does not relate to an Acquisition Proposal and (y) in no event shall the fact in and of itself that VEREIT or Realty Income meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period constitute such a material development or material change in circumstances that was not reasonably foreseeable as of the date of this Agreement (but the foregoing shall not exclude any change or development underlying such failure to meet or exceed such projections, forecasts or predictions), (B) the Board of Directors of the party proposing to take such action has first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would reasonably be expected to result in a breach of its duties to such party, (C) the Notice Period shall have elapsed since the party proposing to take such action has given a Notice of Recommendation Change to the other party advising that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, (D) during the Notice Period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed by the other party, and (E) the Board of Directors of the party proposing to take such action, following the Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party) that failure to do so would reasonably be expected to result in a breach of its duties to such party.

(vi)         Nothing contained in this Section 5.4 shall prohibit either party or its Subsidiaries from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 7.1(d) or Section 7.1(e), as applicable; and provided, further that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of such party, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in VEREIT Recommendation or Change in Realty Income Recommendation, as applicable, unless the Board of Directors of such party, in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of such party, without disclosing any Change in VEREIT Recommendation or Change in Realty Income Recommendation, as applicable.

(c)          Each of VEREIT and Realty Income agrees that (i) it will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) except with respect to VEREIT and its Subsidiaries, it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal, and will use reasonable efforts to enforce the provisions of such agreements. Each of VEREIT and Realty Income agrees that it will use its reasonable best efforts to promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 5.4.

(d)          Neither party shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger, the Realty Income Stock Issuance and the other transactions contemplated hereby prior to the termination of this Agreement.

(e)          For purposes of this Agreement, “Superior Proposal” for VEREIT or Realty Income means a bona fide written Acquisition Proposal that the Board of Directors of VEREIT or Board of Directors of Realty Income, respectively, concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions, conditions to consummation and certainty and speed of Closing), (i) is more favorable to the stockholders of VEREIT or Realty Income, respectively, than the transactions contemplated by this Agreement, and (ii) is reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “75% or more.”

Section 5.5            NYSE Listing. Realty Income shall use reasonable best efforts to cause (a) the shares of Realty Income Common Stock to be issued in the Mergers and (b) the shares of Realty Income Common Stock to be reserved for issuance upon exercise or settlement of Realty Income Equity Awards issued at the Effective Time to be approved for listing on the NYSE, subject to official notice of issuance.

Section 5.6            Employee Matters.

(a)          For a period of one (1) year following the Effective Time (or, if earlier, the date of the applicable employee’s termination of employment), Realty Income shall provide, or shall cause to be provided, to each employee of VEREIT and its Subsidiaries immediately prior to the Effective Time (each, a “VEREIT Employee”), for so long as such VEREIT Employee continues employment with Realty Income or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (and in the case of clause (iv), for the applicable period following termination of such VEREIT Employee’s employment), (i) at least the base compensation provided to such VEREIT Employee immediately prior to the Effective Time; (ii) an annual bonus opportunity that is no less favorable than is provided to similarly situated employees of Realty Income or its Subsidiaries; (iii) long-term incentive award opportunities, whether cash or equity, that are no less favorable than are provided to similarly situated employees of Realty Income or its Subsidiaries; (iv) the severance benefits set forth on Section 5.6(a) of the VEREIT Disclosure Letter in accordance with the terms and conditions described thereon; and (v) other employee benefits (excluding, for this purpose, the compensation contemplated by clauses (i)-(iv) above and defined benefit pension plans, post-retirement medical and welfare plans, and retention change in control or similar plans, policies or agreements) that are substantially comparable in the aggregate to those provided to a similarly situated employee of Realty Income or its Subsidiaries; provided that, for purposes of this clause (v), the employee benefits generally provided to employees of VEREIT and its Subsidiaries as of immediately prior to the Effective Time shall be deemed to be substantially comparable in the aggregate to those provided to similarly situated employees of Realty Income or its Subsidiaries, it being understood that the VEREIT Employees may commence participation in the “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Realty Income or any of its Subsidiaries (collectively, the “New Plans”) at such times as are determined by Realty Income.

(b)          For purposes of any New Plans providing benefits to any VEREIT Employees after the Effective Time, Realty Income shall, or shall cause its applicable Subsidiary to: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the VEREIT Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except, with respect to pre-existing conditions or exclusions, to the extent such pre-existing conditions or exclusions would apply under the analogous VEREIT Benefit Plan; (ii) use commercially reasonable efforts to provide each VEREIT Employee and their eligible dependents under any New Plan with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding VEREIT Benefit Plan ending on the date such VEREIT Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous VEREIT Benefit Plan prior to the date that the VEREIT Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan; and (iii) recognize all service of the VEREIT Employees with VEREIT and its Subsidiaries (and any predecessors or affiliates thereof), for all purposes in any New Plan in which such employees may be eligible to participate after the Effective Time to the same extent such service was taken into account under the analogous VEREIT Benefit Plan prior to the date that the VEREIT Employee first participates in the New Plan; provided, however, that the foregoing clause (iii) shall not apply (A) to the extent it would result in duplication of benefits, or (B) for any purpose with respect to any defined benefit pension plan, postretirement welfare plan or any New Plan under which similarly situated employees of Realty Income and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

(c)          If the parties agree (which agreement shall not be unreasonably withheld, conditioned or delayed) not less than ten (10) Business Days before the Closing Date, VEREIT shall adopt resolutions and take such corporate action as is necessary to terminate the VEREIT Benefit Plans that are Tax-qualified defined contribution plans (collectively, the “VEREIT Qualified DC Plan”), effective as of the day prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and comment of Realty Income (which comments shall be considered by VEREIT in good faith). If the VEREIT Qualified DC Plan is terminated prior to the Closing Date, Realty Income shall cause the VEREIT Employees who participated in the VEREIT Qualified DC Plan as of the day prior to the Closing Date to be eligible to participate in a Tax-qualified defined contribution plan of Realty Income or a Subsidiary thereof on the Closing Date. Upon the distribution of the assets in the accounts under the VEREIT Qualified DC Plan to the participants, Realty Income shall cause an applicable Tax-qualified defined contribution plan of Realty Income or its Subsidiaries to accept a rollover, from such participants who are then actively employed by Realty Income or its Subsidiaries who elect of (i) the cash portion of any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) to such employee from the VEREIT Qualified DC Plan and (ii) the portion of any such eligible rollover distribution that consists of a promissory note applicable to a loan from the VEREIT Qualified DC Plan to such employee.

(d)          (i)              If the Effective Time occurs prior to the date on which annual bonuses with respect to VEREIT’s 2021 fiscal year are paid to employees of VEREIT and its Subsidiaries (the “2021 Annual Bonus Payment Date”), then Realty Income shall pay to each VEREIT Employee who is eligible to receive an annual cash bonus from VEREIT or a Subsidiary thereof as of immediately prior to the Effective Time under VEREIT’s annual bonus program (the “VEREIT Annual Bonus Program”), (x) if such VEREIT Employee remains actively employed by VEREIT, Realty Income or any of their respective Subsidiaries through December 31, 2021, a 2021 annual bonus in an amount equal to 100% of such VEREIT Employee’s target 2021 annual bonus amount, payable no later than March 15, 2022 or (y) if such VEREIT Employee’s employment is terminated without Cause (as defined in Section 5.6(d) of the VEREIT Disclosure Schedule) by Realty Income or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) on or after the Effective Time and prior to December 31, 2021, a prorated 2021 annual bonus, payable within thirty (30) days following termination of employment, equal to the product of (A) the amount equal to 100% of such VEREIT Employee’s target 2021 annual bonus amount, multiplied by (B) a fraction, the numerator of which is the number of days during 2021 that the VEREIT Employee was employed by VEREIT, Realty Income or any of their respective Subsidiaries and the denominator of which is 365 (provided that such prorated 2021 annual bonus shall not be payable to any VEREIT Employee who is otherwise entitled to receive, and does receive, a prorated annual bonus payment for the same period of service under the terms of such VEREIT Employee’s employment agreement with VEREIT or pursuant to any other VEREIT plan, policy agreement or arrangement).

(ii)            If the Effective Time occurs on or after January 1, 2022, then Realty Income shall pay to each VEREIT Employee who is eligible to receive an annual cash bonus from VEREIT or a Subsidiary thereof as of immediately prior to the Effective Time under the VEREIT Annual Bonus Program, whose employment is terminated without Cause (as defined in Section 5.6(d) of the VEREIT Disclosure Schedule) by Realty Income or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) on or within ninety (90) days following the Effective Time, a prorated 2022 annual bonus, payable within thirty (30) days following termination of employment, equal to the product of (x) the amount equal to 100% of such VEREIT Employee’s target 2022 annual bonus amount (or target 2021 annual bonus amount if the 2022 annual bonus target has not yet been set) under the VEREIT Annual Bonus Program, multiplied by (y) a fraction, the numerator of which is the number of days during 2022 that the VEREIT Employee was employed by VEREIT, Realty Income or any of their respective Subsidiaries and the denominator of which is 365 (provided that such prorated 2022 annual bonus shall not be payable to any VEREIT Employee who is otherwise entitled to receive, and does receive, a prorated annual bonus payment for the same period of service under the terms of such VEREIT Employee’s employment agreement with VEREIT or pursuant to any other VEREIT plan, policy agreement or arrangement).

(e)           Realty Income and VEREIT shall cooperate in good faith in order to include provisions substantially similar to the provisions of this Section 5.6 in the documentation for the OfficeCo Distribution with respect to employees of OfficeCo who were employed by VEREIT and its Subsidiaries as of immediately prior to the Effective Time.

(f)           The provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, no current or former director, employee or other service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Realty Income Benefit Plan, VEREIT Benefit Plan or other compensation or Benefit Plan or arrangement for any purpose. Without limiting the generality of the foregoing, nothing contained in this Agreement shall obligate Realty Income, VEREIT or any of their respective affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, employee or other service provider.

Section 5.7            Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2, Section 5.15 or Exhibit A and except that (a) if the Mergers are consummated, the Surviving Corporation shall pay, or cause to be paid, any and all Transfer Taxes imposed in connection with the Mergers, and (b) expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus, the Form S-4, the OfficeCo Distribution Prospectus and the Form 10 and filing fees of the parties to this Agreement in connection with any filings required under the Laws governing antitrust or merger control matters related to the transactions contemplated by this Agreement shall be shared equally by VEREIT and Realty Income.

Section 5.8            Governance.

(a)           Realty Income and the Board of Directors of Realty Income, as applicable, shall take all actions necessary so that, as of the Effective Time, two (2) individuals who are members of the Board of Directors of VEREIT as of the date hereof and who shall be mutually selected and agreed upon by the Board of Directors of VEREIT and the Board of Directors of Realty Income prior to the Closing Date, and who have consented to serve on the Board of Directors of Realty Income following the Effective Time, shall be elected or appointed to the Board of Directors of Realty Income. Prior to the Closing Date, Realty Income shall provide VEREIT with a true and correct copy of the resolutions of the Board of Directors of Realty Income providing for the appointment, effective as of the Effective Time, of such individuals.

(b)          From and after the Effective Time, the parties intend to maintain the current office of VEREIT located in Phoenix, Arizona for a period of at least seven years from the date of this Agreement.

Section 5.9            Exculpation; Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, Realty Income shall, to the fullest extent permitted by applicable Law, exculpate, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of VEREIT, Realty Income or their respective Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts arising from any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such Person is or was a director, officer, manager or general partner of VEREIT, Realty Income or their respective Subsidiaries, as applicable, or was prior to the Effective Time serving at the request of any such party as a director or officer of another Person, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), in each case, to the same extent such Persons are exculpated or indemnified or have the right to advancement of expenses as of the date of this Agreement by VEREIT, Realty Income or any of their respective Subsidiaries pursuant to any of their organizational documents or applicable Law in existence on the date hereof.

(b)          Prior to the Effective Time, each of VEREIT and Realty Income may obtain and fully pay for “tail” prepaid insurance policy(ies), each with a claim period of six (6) years from and after the Effective Time from an insurance carrier believed to be sound and reputable, with respect to directors’ and officers’ liability insurance and fiduciary insurance (“VEREIT D&O Insurance” and “Realty Income D&O Insurance”) for the current and former directors and officers of VEREIT, Realty Income and their respective Subsidiaries, as applicable, as to the status of each such person as a director or officer of VEREIT, Realty Income or any of their respective Subsidiaries or the service of each such person prior to the Effective Time at the request of any such party as a director or officer of another Person and for facts or events that occurred at or prior to the Effective Time, each of which VEREIT D&O Insurance and Realty Income D&O Insurance: (i) shall not have an annual premium in excess of 300% of the last annual premium paid by VEREIT (in the case of VEREIT D&O Insurance) or Realty Income (in the case of Realty Income D&O Insurance) (300% of such last annual premium paid by VEREIT, the “VEREIT Maximum Premium” and 300% of such last annual premium paid by Realty Income, the “Realty Income Maximum Premium”, with respect to, as applicable, the existing directors’ and officers’ liability insurance and fiduciary insurance) prior to the date hereof for its existing directors’ and officers’ liability insurance and fiduciary insurance; and (ii) shall have terms, conditions, retentions and limits of coverage no less favorable than the existing directors’ and officers’ liability insurance and fiduciary insurance for VEREIT (in the case of the VEREIT D&O Insurance) and Realty Income (in the case of the Realty Income D&O Insurance) with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance for VEREIT or Realty Income cannot be obtained or can be obtained only by paying an annual premium in excess of the applicable VEREIT Maximum Premium (in the case of the VEREIT D&O Insurance) or the applicable Realty Income Maximum Premium (in the case of the Realty Income D&O Insurance), VEREIT or Realty Income, as the case may be, may obtain as much similar insurance as is reasonably practicable for an annual premium equal to the applicable VEREIT Maximum Premium (in the case of the VEREIT D&O Insurance) or the applicable Realty Income Maximum Premium (in the case of the Realty Income D&O Insurance). After the Effective Time, Realty Income shall maintain such directors’ and officers’ liability insurance and fiduciary insurance policies in full force and effect for each of their full six (6) year terms and continue to honor its respective obligations under each policy. If VEREIT or Realty Income for any reason does not obtain such “tail” prepaid insurance as of the Effective Time, Realty Income (i) shall continue to maintain in effect, for a period of six (6) years from and after the Effective Time for the respective current and former directors and officers of VEREIT, Realty Income and their respective Subsidiaries as to the status of each such Person as a director or officer of VEREIT, Realty Income or their respective Subsidiaries, as the case may be, and for facts or events that occurred at or prior to the Effective Time, the existing directors’ and officers’ liability insurance and fiduciary insurance of VEREIT or Realty Income, as applicable, each of which insurance shall not have an annual premium in excess of the applicable VEREIT Maximum Premium (in the case of the VEREIT D&O Insurance) or the applicable Realty Income Maximum Premium (in the case of the Realty Income D&O Insurance) and shall have terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance for VEREIT and Realty Income, as applicable, with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as such existing insurance cannot be obtained or can be obtained only by paying an annual premium in excess of the applicable VEREIT Maximum Premium or the applicable Realty Income Maximum Premium, Realty Income shall only be required to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the applicable VEREIT Maximum Premium or the applicable Realty Income Maximum Premium; and (ii) shall maintain such respective directors’ and officers’ liability insurance and fiduciary insurance policies in full force and effect for each of their full six (6) year terms and continue to honor its obligations under each policy.

(c)          If Realty Income or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Realty Income shall assume the obligations set forth in this Section 5.9. Without limiting the generality of the foregoing, any obligation of Realty Income to maintain and honor insurance policies pursuant to this Section 5.9 shall survive the Separation and the OfficeCo Distribution.

(d)          Realty Income shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9; provided, that such Indemnified Party provides an undertaking to repay such expenses to the extent it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(e)          The provisions of this Section 5.9 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives, shall be binding on all successors and assigns of Realty Income and VEREIT shall not be amended in a manner that is adverse to any Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of such Indemnified Party (including such successors, assigns and heirs) affected thereby, and (ii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses or contribution that any such Person may have by contract or otherwise.

Section 5.10          Dividends.

(a)          From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement, neither VEREIT, VEREIT OP nor Realty Income shall make, declare or set aside any dividend or other distribution to its respective stockholders or unitholders without the prior written consent of VEREIT (in the case of Realty Income) or Realty Income (in the case of VEREIT or VEREIT OP); provided, however, that the written consent of the other party shall not be required for the declaration and payment of regular quarterly cash dividends by VEREIT and the declaration and payment of regular quarterly cash distributions by VEREIT OP or monthly (in the case of Realty Income) cash dividends in accordance with past practice at a rate not in excess of the regular cash dividend most recently declared prior to the date of this Agreement with respect to each of the shares of VEREIT Common Stock, shares of VEREIT Series F Preferred Stock, VEREIT Partnership Series F Preferred Units, VEREIT Partnership Common Units and shares of Realty Income Common Stock, respectively, subject to customary increases in accordance with past practices (it being agreed that the timing of any such distributions will be coordinated so that, if either the holders of VEREIT Common Stock or the holders of shares of Realty Income Common Stock receive a distribution for a particular period prior to the Closing Date, then the holders of shares of Realty Income Common Stock and the holders of VEREIT Common Stock, respectively, shall receive a distribution for a comparable period prior to the Closing Date).

(b)          Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of VEREIT and Realty Income, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such party (in each case in consultation with the other party) to be the minimum dividend required to be distributed in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c)           If either party determines that it is necessary to declare a REIT Dividend, it shall notify the other party at least twenty (20) days prior to the Partnership Merger Effective Time, and such other party shall be entitled to declare a dividend per share payable (i) in the case of VEREIT, to holders of VEREIT Common Stock, in an amount per share of VEREIT Common Stock equal to the product of (A) the REIT Dividend declared by Realty Income with respect to each share of Realty Income Common Stock and (B) the Exchange Ratio and (ii) in the case of Realty Income, to holders of shares of Realty Income Common Stock, in an amount per share of Realty Income Common Stock equal to the quotient obtained by dividing (x) the REIT Dividend declared by VEREIT with respect to each share of VEREIT Common Stock by (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 5.10(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 5.11          Public Announcements. VEREIT and Realty Income shall use reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby (including the Separation and the OfficeCo Distribution) shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, or as required in connection with required notifications or filings under the HSR Act or any foreign antitrust, competition, or merger control Law or in response to any request by a Governmental Entity investigating the transactions described herein, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby (including the Separation and the OfficeCo Distribution). In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus or OfficeCo Distribution Prospectus in accordance with the provisions of Section 5.1 or as otherwise permitted under Section 5.4, or as required in connection with required notifications or filings under the HSR Act or any foreign antitrust, competition, or merger control Law or in response to any request by a Governmental Entity investigating the transactions described herein, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed.

Section 5.12        Additional Agreements. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Realty Income with full title to all properties, assets, rights, approvals, immunities and franchises of VEREIT, the proper officers and directors of each party to this Agreement shall take all such necessary action.

Section 5.13          Tax Matters.

(a)        VEREIT and Realty Income agree to use their reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)         Realty Income shall, with VEREIT’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration, stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and VEREIT and Realty Income shall cooperate to minimize the amount of such Transfer Taxes to the extent permitted by applicable Law. In addition, VEREIT and Realty Income shall cooperate in good faith to minimize (i) the recognition of built-in gain under Treasury Regulation Section 1.337(d)-7(b), and (ii) any state Taxes, in each case, imposed with respect to the transactions contemplated by this Agreement.

Section 5.14          Financing Cooperation.

(a)           Consistent with applicable Laws, VEREIT shall use reasonable best efforts to, and shall cause its Subsidiaries and each of its and its Subsidiaries’ respective officers and employees to use reasonable best efforts to, provide to Realty Income and its Subsidiaries, at Realty Income’s sole expense, all cooperation as may be reasonably requested in writing by Realty Income that is necessary in connection with (i) the Realty Income Credit Agreement Amendment and the Realty Income PPN Amendment, (ii) the arranging, obtaining and syndication of the OfficeCo Debt Financing (as defined in Exhibit A)and (iii) one or more equity or debt offerings of Realty Income, that Realty Income and its Subsidiaries may pursue prior to the Effective Time (any such transaction in clause (ii) or (iii) a “Financing”), including, without limitation, in the event such action is customary in connection with the applicable Financing, using reasonable best efforts to: (i) cooperate with customary marketing efforts relating to such Financing, including assisting in the preparation of customary confidential information memoranda, private placement memoranda, lender presentations, prospectuses, offering memoranda and other customary offering documents and marketing materials; (ii) assist in the preparation of rating agency presentations and participate in a reasonable number of meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and debt and equity investors, in each case, by audio or videoconference at such times as coordinated reasonably in advance thereof at mutually agreed times; (iii) deliver documentation and other information reasonably requested by sources of such Financing as promptly as reasonably practicable with respect to (x) applicable “know-your-customer”, FINCEN and anti-money laundering rules and regulations, including the PATRIOT Act and (y) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act, in each case, to the extent such information is required pursuant to the applicable Financing; (iv) deliver as promptly as reasonably practicable all financial information and real property and other diligence materials related to VEREIT and its Subsidiaries customary or reasonably necessary for the completion of such Financing; (v) direct VEREIT’s independent auditors to cooperate with Financing that is a securities offering consistent with their customary practice, including requesting VEREIT’s independent accountants to prepare and deliver customary comfort letters (it being understood that such customary comfort letters shall include a SAS 100 review of any interim financial statements and “negative assurance” comfort covering any “stub” period) if customary for such Financing, in connection with any Financing to the applicable underwriters, arrangers, initial purchasers or placement agents thereof in each case, on customary terms and consistent with the customary practice of such independent accountants; (vi) assist with the preparation of pro forma financial information and pro forma financial statements solely with respect to VEREIT to the extent customary or reasonably necessary for the completion of the Financing, including, if applicable, of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a public offering of securities of Realty Income and for Realty Income’s preparation of pro forma financial statements; (vii) assist in the preparation of customary projections, estimates and other forward looking financial information regarding the future performance of VEREIT to the extent customary or reasonably necessary for the completion of the Financing; and (viii) the execution and delivery of such definitive financing documents, including certificates, credit agreements, note purchase agreements, dealer manager agreements, solicitation agent agreements, authorization letters, guarantees, schedules, legal opinions and other documents, as may be reasonably necessary to facilitate such Financing, in each case in form and substance reasonably satisfactory to the party executing such document; provided that any such documents referred to in this clause (viii) shall be effective no earlier than the Effective Time (other than any authorization letters that are required to be given in advance of such time in order for the Financing to be consummated on or after the Effective Time). VEREIT hereby consents to the use of its and its Subsidiaries’ logos in connection with any Financing; provided that such logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage VEREIT or its Subsidiaries or the reputation or goodwill of such party or its Subsidiaries. Notwithstanding any other provision set forth herein or in any other agreement between Realty Income and VEREIT or its affiliates, the parties hereto agree that Realty Income may share with the sources of such Financing customary projections and other confidential information with respect to VEREIT (including information about VEREIT’s Subsidiaries) after giving effect to the Merger and the transactions contemplated hereby that the parties have cooperated in preparing, and that Realty Income, its Subsidiaries and such sources of Financing may share information about VEREIT and its Subsidiaries (notwithstanding anything to the contrary herein or in the Confidentiality Agreement) with potential sources of the Financing in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information agree to customary confidentiality arrangements in form and substance reasonably acceptable to VEREIT.

(b)          During the period from the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Interim Period”), Realty Income or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase (including any “change of control offer” under the VEREIT Notes Indenture and/or the notes issued thereunder) any or all of the outstanding debt issued under the VEREIT Notes Indenture for cash (collectively, the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding debt issued under the VEREIT Notes Indenture for securities issued by the Realty Income or any of its affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the VEREIT Notes Indenture regarding certain proposed amendments thereto (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Note Offers and Consent Solicitations”); provided that any such notice or offer shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Effective Time. Any Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Realty Income and which are permitted by the terms of the VEREIT Notes Indenture and applicable Laws, including SEC rules and regulations. Realty Income shall consult with VEREIT regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines. Realty Income shall have provided VEREIT with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Realty Income in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow VEREIT and its counsel to review and comment on such Debt Offer Documents, and Realty Income shall give reasonable and good faith consideration to any comments made or input provided by VEREIT and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations (including for the avoidance of doubt any other liability management transaction hereunder that includes a Consent Solicitation), VEREIT shall execute a supplemental indenture to the VEREIT Notes Indenture in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer Documents in a form as reasonably requested by Realty Income (the “Supplemental Indenture”); provided that the amendments effected by such supplemental indenture shall not become operative until the Effective Time. During the Interim Period, at Realty Income’s sole expense, VEREIT shall and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Realty Income to assist Realty Income in connection with any Note Offers and Consent Solicitations (including using reasonable best efforts to direct VEREIT’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be selected and retained by Realty Income. If, at any time prior to the completion of the Note Offers and Consent Solicitations, VEREIT or any of its Subsidiaries, on the one hand, or Realty Income or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Realty Income describing such information shall be disseminated to the holders of the notes outstanding under the VEREIT Notes Indenture.

(c)          Realty Income shall promptly, upon request by VEREIT, reimburse VEREIT and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by VEREIT and its Subsidiaries in connection with the cooperation provided pursuant to this Section 5.14 and indemnify and hold harmless VEREIT, its Subsidiaries and their respective officers, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any Financing, any information utilized in connection therewith or any action taken by VEREIT or any Subsidiary of VEREIT pursuant to this Section 5.14, in each case, whether or not the Merger is consummated or this Agreement is terminated; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from any gross negligence or willful misconduct of VEREIT or its Subsidiaries or Representatives or a Willful Breach of VEREIT or any Subsidiary of VEREIT under this Agreement.

(d)           Notwithstanding the requirements of Section 5.14(a), neither VEREIT nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to Section 5.14 that (i) would unreasonably interfere with the business or operations of VEREIT or its Subsidiaries, (ii) would require VEREIT, its Subsidiaries or any Persons who are directors or officers of VEREIT or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of any Financing or any Note Offers or Consent Solicitations or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Effective Time, or that would be effective if the Effective Time does not occur (other than (x) authorization letters contemplated by Section 5.14(a)(viii) and (y) to the extent required to be executed or delivered prior to the Effective Time pursuant to Section 5.14(a)), (iii) would cause any representation or warranty in this Agreement to be breached by VEREIT or any of its Subsidiaries, (iv) would require VEREIT or any of its Subsidiaries to pay any commitment or other similar fee prior to the Effective Time or incur any other expense, liability or obligation in connection with any Financing or any Note Offers and Consent Solicitations prior to the Effective Time, or have any obligation of VEREIT or any of its Subsidiaries under any agreement, certificate, document or instrument be effective until the Effective Time, (v) could reasonably be expected to cause any director, officer or employee or stockholder of VEREIT or any of its Subsidiaries to incur any personal liability, (vi) could reasonably be expected to conflict with the organizational documents of VEREIT or its Subsidiaries or any Laws, (vii) could reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which VEREIT or any of its Subsidiaries is a party, (viii) would require providing access to or disclosing information that would reasonably be expected to jeopardize any attorney-client privilege of VEREIT or any of its Subsidiaries, (ix) would require delivering or causing to be delivered any opinion of counsel in connection with any Financing or any Note Offers or Consent Solicitations (other than to the extent required by Section 5.14(b) in connection with the entry into a Supplemental Indenture, an opinion of counsel if the trustee under the VEREIT Notes Indenture requires an opinion of counsel to VEREIT) or (x) could reasonably be expected to cause VEREIT to fail to qualify as a REIT for federal income tax purposes (including by reason of potential payments under Section 5.14(c) from such action).

(e)           Upon the request of Realty Income, VEREIT shall use reasonable best efforts to, and cause its Subsidiaries and each of its and its Subsidiaries’ respective officers and employees to use commercially reasonable efforts to, facilitate the payoff of the VEREIT Credit Agreement, including obtaining a customary payoff letter in connection therewith (the “Credit Agreement Payoff”); provided that any such action described above shall not be required unless it can be and is conditioned on the occurrence of the Closing.

(f)           For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.14 represent the sole obligation of VEREIT, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any Financing to be obtained by Realty Income or any of its Subsidiaries and OfficeCo with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. Notwithstanding the foregoing, it is expressly understood and agreed that the parties’ obligation to consummate the Merger and the transactions contemplated hereby are not contingent upon the completion of any Financing, any Note Offers or Consent Solicitations or the Credit Agreement Payoff. Notwithstanding anything to the contrary in this Agreement (including the Exhibits and Schedule hereto), any breach by VEREIT of any of the covenants required to be performed by it under this Section 5.14 shall not be considered in determining the satisfaction of the condition set forth in Section 6.3(b).

Section 5.15          Separation and OfficeCo Distribution.

(a)          From and after the date hereof, unless the condition set forth in Section 6.3(f) shall have been satisfied or irrevocably waived by Realty Income, each of VEREIT and Realty Income shall, and shall cause their respective Subsidiaries to cooperate and use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to, as promptly as practicable, consummate and make effective, on the Business Day following the Closing, the Separation and the OfficeCo Distribution, in each case, in accordance with the terms set forth on Exhibit A, including (i) preparing and causing to be executed all agreements necessary to effect the Separation and the OfficeCo Distribution, including a separation and distribution agreement (the “Distribution Agreement”) containing, among other provisions, the terms contemplated therefor on Exhibit A, (ii) effectuating the transfer of the OfficeCo Properties to OfficeCo or Subsidiaries thereof and obtaining any Consents and making any notifications required in connection therewith in accordance with the terms set forth on Exhibit A, (iii) determining and electing or appointing the individuals who will comprise OfficeCo’s board of directors and management team upon consummation of the OfficeCo Distribution in accordance with the terms set forth on Exhibit A, (iv) preparing and causing a registration statement on Form 10 (such registration statement, and any amendments or supplements thereto, the “Form 10”) to be filed by OfficeCo with respect to the Separation and the OfficeCo Distribution with, and declared effective, by the SEC, and keeping the Form 10 effective as long as is necessary to consummate the OfficeCo Distribution and the transactions contemplated thereby, and (v) obtaining all requisite corporate and other approvals, authorizations and declarations, and obtaining a customary solvency opinion in connection therewith, if necessary. In addition, from and after the date hereof, unless the condition set forth in Section 6.3(f) shall have been satisfied or irrevocably waived by Realty Income, and except as expressly permitted or required pursuant to Section 5.15(d), VEREIT shall, and shall cause its Subsidiaries to, refrain from taking any action after the date of this Agreement that, to Viking’s knowledge, would reasonably be expected to prevent the consummation of the Separation and the OfficeCo Distribution on terms consistent with the terms set forth in Exhibit A by the Spin-off Outside Date.

(b)          Each party shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise such other party of any oral comments with respect to the Form 10 received from the SEC, and each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any filing, amendment or supplement to the Form 10, or any responses to comments received from the SEC, prior to filing such with the SEC. In addition, each party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the OfficeCo Distribution, and shall furnish all information concerning it and the holders of its capital stock or shares of common stock as may be reasonably requested in connection with any such action. Each party will advise the other party promptly after it receives notice of the time when the Form 10 has become effective, the issuance of any stop order, the suspension of the qualification of the securities of OfficeCo issuable in connection with the OfficeCo Distribution for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form 10. If, at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party, and such information should be set forth in an amendment or supplement to the Form 10 so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by Law, the parties shall cooperate to cause OfficeCo to promptly file with the SEC an appropriate amendment or supplement describing such information. In addition, each of VEREIT and Realty Income shall promptly advise the other party upon receiving any written communication from any Governmental Entity and any material written communication given or received in connection with any legal proceeding by a private party, in each case in connection with the Separation or the OfficeCo Distribution and reasonably cooperate to respond to any such communication.

(c)           In furtherance of (and without limiting) the foregoing obligations in this Section 5.15, the parties shall use reasonable best efforts to consult and cooperate with each other with respect to the Separation and the OfficeCo Distribution, and each party shall keep the other party informed on a reasonably timely basis of the status of matters related to the Separation and the OfficeCo Distribution. In the event that the parties do not agree on the terms of the Separation or the OfficeCo Distribution or actions to be taken in furtherance thereof (including with respect to the terms set forth on Exhibit A), Realty Income shall, acting in good faith and after consultation with VEREIT, have the ultimate decision-making authority.

(d)           (i)            Notwithstanding anything to the contrary in this Section 5.15 or Section 5.4, at any time prior to the Effective Time, Realty Income, its Subsidiaries and their respective directors, officers, employees and other Representatives may, directly or indirectly, and in the event that Realty Income requests cooperation from VEREIT in connection therewith, VEREIT and its Subsidiaries and their respective directors, officers, employees and other Representatives may, to the extent requested or approved by Realty Income, directly or indirectly, (x) solicit, initiate, propose, facilitate, induce or encourage any proposals from third parties which to acquire all or any portion of the OfficeCo Properties (each, an “OfficeCo Proposal”), including by furnishing to any Person or its Representatives any information relating to the OfficeCo Business; (y) continue, enter into, participate in or otherwise engage in any discussions or negotiations with any Person or its Representatives with respect to one or more OfficeCo Proposals; and (z) otherwise cooperate with, assist, participate in or take any action to facilitate any OfficeCo Proposals.

(ii)           Realty Income shall reasonably consult with and consider in good faith any comments of VEREIT with respect to any OfficeCo Proposal, and shall keep VEREIT informed on a reasonably timely basis of the status of matters related thereto. In addition, upon written request from Realty Income, VEREIT shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with Realty Income and its Subsidiaries in connection with the activities set forth in Section 5.15(d)(i), including by participating in the strategy with respect to the marketing and sale of any such OfficeCo Properties, and affording to any Person or its Representatives reasonable access to the business, properties, assets, books, records or other non-public information regarding the OfficeCo Properties, subject to any such Person and/or its Representatives entering into a customary non-disclosure agreement with VEREIT.

(iii) At any time prior to the Effective Time, Realty Income and its Subsidiaries may negotiate and, acting in good faith and after consultation with VEREIT, enter into one or more binding agreements with third party purchasers providing for the sale of all or any portion of the OfficeCo Properties on such terms as determined by Realty Income (each, including any ancillary documentation related thereto, an “OfficeCo Sale Agreement”), and consummate the transactions contemplated thereby, and, the parties agree to cooperate and use reasonable best efforts to facilitate the entry into such OfficeCo Sale Agreements and the consummation of the transactions contemplated thereby, provided, however, that, with respect to each OfficeCo Sale Agreement, if such sale relates to OfficeCo Properties owned by VEREIT or its Subsidiaries, (A) either (1) such sale is conditioned upon the closing of the Merger, or (2) Realty Income complies with the indemnification requirements of Section 5.15(d)(iv) with respect to such sale, (B) such sale (1) shall not occur prior to the Partnership Merger Effective Time and (2) shall not occur prior to the Effective Time if such sale would reasonably be expected to cause VEREIT to fail to qualify as a REIT for federal Tax purposes and (C) such OfficeCo Sale Agreement (1) does not obligate VEREIT or its Subsidiaries to pay any material consent, termination or other similar fee that is payable prior to the Closing (unless Realty Income agrees to reimburse VEREIT or its Subsidiaries for such fees and such reimbursement would not reasonably be expected to cause VEREIT to fail to qualify as a REIT for federal Tax purposes), (2) may be terminated by VEREIT or its Subsidiaries, or shall be automatically terminated, in each case, if this Agreement is terminated, and (3) does not create any material obligations, commitments or liabilities for VEREIT or its Subsidiaries that would survive the termination of such OfficeCo Sale Agreement or this Agreement (an OfficeCo Sale Agreement that satisfies the foregoing requirements, a “Qualifying OfficeCo Sale Agreement”). Upon written request from Realty Income, VEREIT shall, and shall cause its Subsidiaries and Representatives to, use reasonable best efforts to cooperate and facilitate such sale or sales, including affording to any Person or its Representatives reasonable access to the business, properties, assets, books, records or other information regarding any applicable OfficeCo Properties owned by VEREIT or its Subsidiaries, subject to any such Person and/or its Representatives entering into a customary non-disclosure agreement with VEREIT.

(iv) With respect to any sale of OfficeCo Properties owned by VEREIT or its Subsidiaries otherwise made in accordance with this Section 5.15, Realty Income may make an irrevocable election (the “OfficeCo Sale Election”), by written notice to VEREIT (the “OfficeCo Sale Notice”), to require that VEREIT or its Subsidiaries, as applicable, enter into one or more Qualifying OfficeCo Sale Agreements on such terms as determined by Realty Income and, subject to the terms and conditions thereof and any applicable third-party consent or other rights, to sell, immediately prior to the Effective Time, all or any portion of the OfficeCo Properties owned by VEREIT or its Subsidiaries (an “OfficeCo Sale”), in each case, as specified by Realty Income in the OfficeCo Sale Notice; provided, however, that no such sale shall occur (A) prior to the Partnership Merger Effective Time or (B) prior to the Effective Time if such sale would reasonably be expected to cause VEREIT to fail to qualify as a REIT for federal Tax purposes. In the event that Realty Income has made an OfficeCo Sale Election, subject to the proviso in the preceding sentence, (X) VEREIT and its Subsidiaries shall sign such Qualifying OfficeCo Sale Agreement(s) and use reasonable best efforts to cooperate with Realty Income to consummate such OfficeCo Sale(s) immediately prior to the Effective Time in accordance with the terms of the applicable Qualifying OfficeCo Sale Agreement(s) and this Section 5.15(d), and (Y) if the Merger does not close, Realty Income shall indemnify, defend, protect and hold harmless VEREIT and its Subsidiaries (and regardless of whether the Merger closes any persons who are officers or directors thereof) for any Losses arising out of any OfficeCo Sale(s) contemplated by the OfficeCo Sale Election, including, without limitation, in connection with any agreements, documents or other instruments required to be delivered by VEREIT and its Subsidiaries with respect to such sale(s) (other than such Losses arising from the gross negligence, willful misconduct or bad faith of VEREIT, its Subsidiaries or any persons who are officers or directors thereof and, in each case, subject to the last sentence of Section 7.2(h)).

(e)               In connection with the foregoing obligations in this Section 5.15 and Exhibit A, (i) each of Realty Income, VEREIT and their respective Subsidiaries shall reasonably consult with each other with respect to all expenses, costs or Consent Fees to be incurred in connection with the Separation and the OfficeCo Distribution or the sales contemplated by Section 5.15(d), and (ii) all Consent fees incurred by VEREIT, Realty Income and their respective Subsidiaries in connection with obtaining any Consents required for the Separation, the OfficeCo Distribution or the sales contemplated by Section 5.15(d) shall be shared equally by VEREIT and Realty Income. The parties will reasonably cooperate to minimize any adverse tax consequences as a result of the reimbursement by VEREIT or Realty Income of any expenses, costs or Consent Fees pursuant to this Section 5.15(e).

(f)                Notwithstanding anything to the contrary in this Section 5.15, none of VEREIT, Realty Income or their respective Subsidiaries (or any persons who are employees, officers or directors thereof) shall be required pursuant to this Section 5.15 or Exhibit A (or, for the avoidance of doubt, Section 5.3 with respect to the matters addressed in this Section 5.15 and Exhibit A) to (i) take any action (or refrain from taking action) that would cause any representation, warranty or covenant in this Agreement to be materially breached by any party (unless such breach is expressly waived by the other party) or to result in any violation or breach of any Law by the parties or their Subsidiaries, (ii) make, or commit or agree to make, any material concession or material payment to, or incur any material obligations to, any third party unless (A) such concession, payment or obligation is contingent upon consummation of the Merger (or the requirements of Section 5.15(d) are satisfied with respect thereto) or, in the case of any material obligations, terminable upon the termination of this Agreement, or (B) VEREIT and Realty Income mutually consent to such concession, payment or obligation (not to be unreasonably withheld, conditioned or delayed), (iii) require Realty Income, VEREIT or any of their respective Subsidiaries to be an issuer or other obligor with respect to any financing of OfficeCo or to repay or defease any mortgages or other Indebtedness unless such obligations are contingent upon consummation of the Merger or (iv) take any action (or refrain from taking any action) that could reasonably be expected to cause VEREIT to fail to qualify as a REIT for federal income tax purposes.

(g)               In the event that Realty Income has made a final determination to abandon its pursuit of the Separation and the OfficeCo Distribution, it shall promptly notify VEREIT in writing, and upon delivery of such notice, Realty Income will be deemed to have irrevocably waived the condition set forth in Section 6.3(f).

Section 5.16        Redemption of VEREIT Series F Preferred Stock. On the Closing Date, immediately following the issuance of the Series F Preferred Unit Redemption Notice and immediately prior to the Partnership Merger Effective Time, (i) VEREIT shall issue a notice of redemption (the “Series F Preferred Stock Redemption Notice”) of each of the shares of the VEREIT Series F Preferred Stock compliant with the VEREIT Charter and otherwise in form and substance (including with respect to the redemption date specified therein), reasonably satisfactory to Realty Income and (ii) Realty Income shall irrevocably set aside and deposit, separate and apart from its other funds, in trust for the benefit of the holders of the VEREIT Series F Preferred Stock, cash in immediately available funds in the amount of $25.00 (the “VEREIT Series F Preferred Stock Liquidation Preference”) plus all accrued and unpaid dividends to and including the redemption date set forth in the Series F Preferred Stock Redemption Notice, per share of VEREIT Series F Preferred Stock (the “VEREIT Series F Preferred Stock Redemption Amount”).

Section 5.17        Notification of Certain Matters; Transaction Litigation.

(a)               VEREIT shall give prompt notice to Realty Income, and Realty Income shall give prompt notice to VEREIT, of any written notice or other written communication received by such party from any Governmental Entity in connection with this Agreement, the Mergers, the Separation, the OfficeCo Distribution or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers, the Separation, the OfficeCo Distribution or the other transactions contemplated by this Agreement.

(b)               VEREIT shall give prompt notice to Realty Income, and Realty Income shall give prompt notice to VEREIT, of any litigation, claim or other proceeding commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the VEREIT Subsidiaries or the Realty Income Subsidiaries, respectively, which relate to this Agreement, the Mergers, the OfficeCo Distribution or the other transactions contemplated by this Agreement. VEREIT shall give Realty Income an opportunity to reasonably participate in the defense and settlement of any stockholder litigation against VEREIT and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Realty Income’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Realty Income shall give VEREIT the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Realty Income and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement which could reasonably be expected to impair or impede the parties’ ability to timely perform their obligations under this Agreement or the consummation of the transactions contemplated hereby shall be agreed to without VEREIT’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.18              Section 16 Matters. VEREIT, Realty Income. Merger Sub 1 and Merger Sub 2 each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of VEREIT Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to VEREIT immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Realty Income Common Stock (including derivative securities related to such stock) resulting from the Mergers, the OfficeCo Distribution and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Realty Income are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.19              Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, (A) if (i) Realty Income uses reasonable best efforts to obtain the Realty Income Credit Agreement Amendment as promptly as practicable after the date hereof, and (ii) Realty Income has not obtained the Realty Income Credit Agreement Amendment by the date that is fifteen (15) Business Days prior to the earlier of the date of the VEREIT Stockholders Meeting and the Realty Income Stockholders Meeting, or (B) or otherwise with the consent of VEREIT (which shall not be unreasonably withheld or delayed), Realty Income, in its sole discretion, may elect to modify the structure of the Merger so as to provide that VEREIT shall merge into and Realty Income (rather than Merger Sub 1), with Realty Income continuing as the surviving corporation of the Merger (the “Alternative Structure”); provided that (a) the consideration to be paid to the stockholders of VEREIT is not thereby changed in nature or kind or reduced in amount as a result of such modification, (b) the Alternative Structure will not adversely affect (1) the tax treatment to the stockholders of Realty Income or VEREIT as a result of the Merger or payment or receipt of the Merger Consideration, or (2) the qualification and taxation of VEREIT as a REIT for federal income tax purposes for any period, and (c) other than the modification to the Realty Income Required Stockholders Vote to require a majority of the outstanding shares of Realty Income Common Stock as a result of the Alternative Structure, such Alternative Structure (after giving effect to the following sentence) will not and, will not reasonably be expected to, jeopardize, impede or materially delay the consummation of the transactions contemplated by this Agreement. In the event that Realty Income elects to implement the Alternative Structure, the parties agree, in good faith, to prepare and execute an amendment to this Agreement to reflect the Alternative Structure and any necessary modifications to the terms of the Agreement to give effect to the Alternative Structure (including all necessary or appropriate changes to the definitions of the Merger, the Surviving Corporation, the Realty Income Required Stockholders Vote and the Realty Income Stock Issuance and such terms impacted thereby).

Article VI
CONDITIONS PRECEDENT

Section 6.1                  Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions unless waived by such party in writing:

(a)               Stockholder Approval. VEREIT shall have obtained the VEREIT Required Stockholders Vote, and Realty Income shall have obtained the Realty Income Required Stockholders Vote.

(b)               NYSE Listing. The shares of (i) Realty Income Common Stock to be issued in the Merger, (ii) Realty Income Common Stock to be issued in the Partnership Merger, and (iii) Realty Income Common Stock to be reserved for issuance upon exercise or settlement of VEREIT Equity Awards, in each case, shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c)               Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(d)               No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers by any Governmental Entity of competent jurisdiction which makes the consummation of the Mergers illegal.

Section 6.2                  Conditions to Obligations of VEREIT. The obligation of VEREIT to effect the Merger is subject to the satisfaction of the following conditions unless waived by VEREIT in writing:

(a)               Representations and Warranties. (i) The representations and warranties of Realty Income set forth in Section 3.2 clauses (a)(i) (Organization, Standing and Power), (b) (Capital Structure) (other than clause (i) thereof), (c)(i) (Authority), (m) (Board Approval), (o) (Vote Required), (u) (Investment Company Act of 1940), (w) (Brokers or Finders), and (x) (Opinion of Realty Income Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent made as of an earlier date, in which case as of such date), (ii) the representations and warranties set forth in Section 3.2(b)(i) shall be true and correct in all but de minimis respects as of the date of this Agreement, and (iii) the other representations and warranties of Realty Income set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Realty Income Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Realty Income Material Adverse Effect.

(b)               Performance of Obligations of Realty Income Entities. Each of Realty Income, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)               Merger Opinion. VEREIT shall have received the opinion of VEREIT Merger Counsel in form and substance substantially as set forth in Section 6.2(c) of the VEREIT Disclosure Letter, and with such reasonable changes as are reasonably acceptable to VEREIT, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, counsel may require and rely upon the officer’s certificates delivered pursuant to Section 4.1(d) and Section 4.2(d). The condition set forth in this Section 6.2(c) may not be waived after receipt of the VEREIT Required Stockholders Vote, unless further stockholder approval is obtained with appropriate disclosure.

(d)               REIT Opinion. VEREIT shall have received a tax opinion of Realty Income REIT Counsel, in form and substance substantially as set forth in Section 6.2(d) of the Realty Income Disclosure Letter, and with such changes as are mutually agreeable to VEREIT and Realty Income (such agreement not to be unreasonably withheld, conditioned or delayed), dated as of the Closing Date and addressed to VEREIT, to the effect that, commencing with Realty Income’s taxable year ended December 31, 1994, Realty Income has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable Realty Income to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year that includes the Effective Time and future taxable years. The tax opinion will be subject to customary exceptions, assumptions and qualifications, be based on the representations contained in the officer’s certificates delivered pursuant to Section 4.2(d) and assume the accuracy of the representations contained in the officer’s certificate delivered to VEREIT REIT Counsel pursuant to Section 4.1(d).

(e)               Closing Certificate. VEREIT shall have received a certificate signed on behalf of Realty Income by the Chief Executive Officer and Chief Financial Officer of Realty Income, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3                  Conditions to Obligations of Realty Income. The obligation of Realty Income to effect the Merger is subject to the satisfaction of the following conditions unless waived by Realty Income in writing:

(a)               Representations and Warranties. (i) The representations and warranties of VEREIT set forth in Section 3.1 clauses (a)(i) (Organization, Standing and Power), (b) (Capital Structure) (other than clause (i) thereof), (c)(i) (Authority), (m) (Board Approval), (o) (Vote Required), (u) (Investment Company Act of 1940), (v) (Brokers or Finders) and (w) (Opinions of VEREIT Financial Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent made as of an earlier date, in which case as of such date), (ii) the representations and warranties set forth in Section 3.1(b)(i) shall be true and correct in all but de minimis respects as of the date of this Agreement, and (iii) the other representations and warranties of VEREIT set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or VEREIT Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a VEREIT Material Adverse Effect.

(b)               Performance of Obligations of VEREIT. Each of VEREIT and VEREIT OP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)               Merger Opinion. Realty Income shall have received the opinion of Realty Income Merger Counsel in form and substance as set forth in Section 6.3(c) of the Realty Income Disclosure Letter, and with such reasonable changes as are reasonably acceptable to Realty Income, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, counsel may require and rely upon the officer’s certificates delivered pursuant to Section 4.1(d) and Section 4.2(d). The condition set forth in this Section 6.3(c) may not be waived after receipt of the Realty Income Required Stockholders Vote, unless further stockholder approval is obtained with appropriate disclosure.

(d)               REIT Opinion. Realty Income shall have received a tax opinion of VEREIT REIT Counsel, in form and substance substantially as set forth in Section 6.3(d) of the VEREIT Disclosure Letter, and with such changes as are mutually agreeable to Realty Income and VEREIT (such agreement not to be unreasonably withheld, conditioned or delayed), dated as of the Closing Date and addressed to Realty Income, to the effect that, commencing with VEREIT’s taxable year ended December 31, 2011 and through the Effective Time, VEREIT has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The tax opinion will be subject to customary exceptions, assumptions and qualifications, and based on the representations contained in the officer’s certificates delivered pursuant to Section 4.1(d).

(e)               Closing Certificate. Realty Income shall have received a certificate signed on behalf of VEREIT by the Chief Executive Officer and Chief Financial Officer of VEREIT, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(f)                OfficeCo. The Separation and the OfficeCo Distribution shall be, in all respects, ready to be consummated in accordance with Exhibit A hereto contemporaneously with the Closing of the Merger, including without limitation that the SEC shall have declared the Form 10, and the Form 10 remains, effective, and will close on the Business Day following the Closing; provided, however, Realty Income shall automatically be deemed to have irrevocably waived the condition set forth in this Section 6.3(f) on January 29, 2022 (the “Spin-Off Outside Date”).

Article VII
TERMINATION AND AMENDMENT

Section 7.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the Merger by the stockholders of VEREIT or Realty Income:

(a)               by mutual consent of VEREIT and Realty Income in a written instrument;

(b)               by either VEREIT or Realty Income, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining or otherwise prohibiting the Mergers, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, such action;

(c)               by either VEREIT or Realty Income, upon written notice to the other party, if the Merger shall not have been consummated on or before April 29, 2022 (the “Outside Date”); provided, the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose material breach of any representation, warranty, covenant or other agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or before such date;

(d)               by VEREIT, upon written notice to Realty Income:

(i)                 at any time prior to the receipt of the VEREIT Required Stockholders Vote in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the express terms and conditions of Section 5.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 7.2(b)(i) is made in full to Realty Income substantially concurrently with the occurrence of such termination and the entry into such Acquisition Agreement with respect to such Superior Proposal; and

(ii)              upon a Change in Realty Income Recommendation;

(e)               by Realty Income, upon written notice to VEREIT:

upon a Change in VEREIT Recommendation;

(f)                by VEREIT, upon written notice to Realty Income, if either Realty Income, Merger Sub 1 or Merger Sub 2 shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Realty Income shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date, (A) would result in the failure to be satisfied of the condition set forth in Section 6.2(a) or (b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) Business Days after the giving of written notice to Realty Income of such breach; provided that VEREIT shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if VEREIT or VEREIT OP is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would result in the failure to be satisfied of the condition set forth in Section 6.3(a) or (b);

(g)               by Realty Income, upon written notice to VEREIT, if either VEREIT or VEREIT OP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of VEREIT shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date, (A) would result in the failure to be satisfied of the condition set forth in Section 6.3(a) or (b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) Business Days after the giving of written notice to VEREIT of such breach; provided that Realty Income shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Realty Income, Merger Sub 1 or Merger Sub 2 is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would result in the failure to be satisfied of the condition set forth in Section 6.2(a) or (b);

(h)               by either VEREIT or Realty Income, if the VEREIT Required Stockholders Vote shall not have been obtained upon a vote taken thereon at the duly convened VEREIT Stockholders Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the VEREIT Required Stockholders Vote was taken; provided, however, that the right to terminate this Agreement under this Section 7.1(h) shall not be available to VEREIT where a failure to obtain the VEREIT Required Stockholders Vote was primarily caused by any action or failure to act of VEREIT or its Subsidiaries that constitutes a material breach of its obligations under Section 5.1 or Section 5.4; or

(i)                 by either VEREIT or Realty Income, if the Realty Income Required Stockholders Vote shall not have been obtained upon a vote taken thereon at the duly convened Realty Income Stockholders Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the Realty Income Required Stockholders Vote was taken; provided, however, that the right to terminate this Agreement under this Section 7.1(i) shall not be available to Realty Income where a failure to obtain the Realty Income Required Stockholders Vote was primarily caused by any action or failure to act of Realty Income or its Subsidiaries that constitutes a material breach of its obligations under Section 5.1 or Section 5.4.

Section 7.2            Effect of Termination.

(a) In the event of termination of this Agreement by either VEREIT or Realty Income as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of VEREIT or Realty Income or their respective officers or directors, except with respect to Section 5.2(b), Section 5.7, this Section 7.2 and Article VIII and except for the Confidentiality Agreement, each of which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of this Agreement.

(b)               VEREIT Termination Fee.

(i)                 If VEREIT shall terminate this Agreement pursuant to Section 7.1(d)(i), then VEREIT shall pay to Realty Income the VEREIT Termination Fee as a condition to the effectiveness of such termination.

(ii)              If Realty Income shall terminate this Agreement pursuant to Section 7.1(e), then VEREIT shall pay to Realty Income the VEREIT Termination Fee within three (3) Business Days after termination of this Agreement.

(iii)            In the event that (A) a bona fide Acquisition Proposal with respect to VEREIT shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the VEREIT Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Realty Income or VEREIT pursuant to Section 7.1(c) (if the VEREIT Required Stockholders Vote has not theretofore been obtained) or pursuant to Section 7.1(h) or (2) by Realty Income pursuant to Section 7.1(g) due to a material breach by VEREIT of its obligations under Section 5.1 or Section 5.4, and (C) prior to the date that is twelve (12) months after the date of such termination, VEREIT either (1) consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or (2) enters into an Acquisition Agreement, then VEREIT shall, on the earlier of the date such transaction is consummated or the date such Acquisition Agreement is entered into, pay to Realty Income a one-time fee equal to the VEREIT Termination Fee less the amount of any Realty Income Expense Reimbursement previously paid to Realty Income (if any) pursuant to Section 7.2(b)(iv) (provided that, for purposes of this clause (C), each reference to “20%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “50.1%”).

(iv)             In the event that VEREIT or Realty Income terminates this Agreement pursuant to Section 7.1(h) under circumstances in which the VEREIT Termination Fee is not then payable, then VEREIT shall pay to Realty Income a one-time fee equal to the Realty Income Expense Reimbursement within three (3) Business Days after such termination; provided that the payment by VEREIT of the Realty Income Expense Reimbursement pursuant to this Section 7.2(b)(iv), shall not relieve VEREIT of any subsequent obligation to pay the VEREIT Termination Fee pursuant to Section 7.2(b)(iii).

(c)               Realty Income Termination Fee.

(i)                 If VEREIT shall terminate this Agreement pursuant to Section 7.1(d)(ii), then Realty Income shall pay to VEREIT the Realty Income Termination Fee within three (3) Business Days after termination of this Agreement.

(ii)              In the event that (A) a bona fide Acquisition Proposal with respect to Realty Income shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the Realty Income Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Realty Income or VEREIT pursuant to Section 7.1(c) (if the Realty Income Required Stockholders Vote has not theretofore been obtained) or pursuant to Section 7.1(i) or (2) by VEREIT pursuant to Section 7.1(f) due to a material breach by Realty Income of its obligations under Section 5.1 or Section 5.4, and (C) prior to the date that is twelve (12) months after the date of such termination, Realty Income either (1) consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or (2) enters into an Acquisition Agreement, then Realty Income shall, on the earlier of the date such transaction is consummated or the date such Acquisition Agreement is entered into, pay to VEREIT a one-time fee equal to the Realty Income Termination Fee less the amount of any VEREIT Expense Reimbursement previously paid to VEREIT (if any) pursuant to Section 7.2(c)(iii) (provided that, for purposes of this clause (C), each reference to “20%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “50.1%”).

(iii)            In the event that VEREIT or Realty Income terminates this Agreement pursuant to Section 7.1(i) under circumstances in which the Realty Income Termination Fee is not then payable, then Realty Income shall pay to VEREIT a one-time fee equal to the VEREIT Expense Reimbursement within three (3) Business Days after such termination; provided that the payment by Realty Income of the VEREIT Expense Reimbursement pursuant to this Section 7.2(c)(iii), shall not relieve Realty Income of any subsequent obligation to pay the Realty Income Termination Fee pursuant to Section 7.2(c)(iii).

(d)               In no event shall this Section 7.2 require (i) VEREIT to pay the VEREIT Termination Fee on more than one occasion or (ii) Realty Income to pay the Realty Income Termination Fee on more than one occasion.

(e)               Each of the parties hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either VEREIT or Realty Income fails to pay all amounts due to the other party under this Section 7.2 on the dates specified, then either VEREIT or Realty Income, as applicable, shall pay all costs and expenses (including legal fees and expenses) incurred by such other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other party. Each of the parties hereto acknowledges that each of the Realty Income Expense Reimbursement, VEREIT Expense Reimbursement, Realty Income Termination Fee and VEREIT Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

(f)                The “VEREIT Termination Fee” shall be an amount equal to the lesser of (i) the VEREIT Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Realty Income without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Realty Income has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Realty Income which was not Qualifying Income), in each case as determined by independent accountants to Realty Income. Notwithstanding the foregoing, in the event Realty Income receives Tax Guidance providing that Realty Income’s receipt of the VEREIT Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the VEREIT Termination Fee shall be an amount equal to the VEREIT Base Amount and VEREIT shall, upon receiving notice that Realty Income has received the Tax Guidance, pay to Realty Income the unpaid VEREIT Base Amount within five (5) Business Days. In the event that Realty Income is not able to receive the full VEREIT Base Amount due to the above limitations, VEREIT shall place the unpaid amount in escrow by wire transfer within three (3) days of the date when the VEREIT Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Realty Income unless and until Realty Income receives either one or a combination of the following once or more often: (i) a letter from Realty Income’s independent accountants indicating the maximum amount that can be paid at that time to Realty Income without causing Realty Income to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events VEREIT shall pay to Realty Income the lesser of the unpaid VEREIT Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after VEREIT has been notified thereof. The obligation of VEREIT to pay any unpaid portion of the VEREIT Termination Fee shall terminate on the December 31 following the date which is three (3) years from the date the VEREIT Termination Fee first becomes payable under Section 7.2(b). Amounts remaining in escrow after the obligation of VEREIT to pay the VEREIT Termination Fee terminates shall be released to VEREIT. “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)–(I) and 856(c)(3)(A)–(I) of the Code. “Tax Guidance” shall mean a reasoned opinion from nationally recognized federal income tax counsel experienced in REIT tax matters or a ruling from the IRS. The “VEREIT Base Amount” shall mean $365,000,000; provided, however, that, in the event the VEREIT Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (a) by VEREIT pursuant to Section 7.1(d)(i) with respect to a Superior Proposal by a Qualified Bidder or (b) by Realty Income pursuant to Section 7.1(e) in response to a Change in VEREIT Recommendation effected in compliance with Section 5.4(b)(iv) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (a) or (b), the “VEREIT Base Amount” shall mean $195,000,000.

The “Realty Income Termination Fee” shall be an amount equal to the lesser of (i) the Realty Income Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to VEREIT without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) VEREIT has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of VEREIT which was not Qualifying Income), in each case as determined by independent accountants to VEREIT. Notwithstanding the foregoing, in the event VEREIT receives Tax Guidance providing that VEREIT’s receipt of the Realty Income Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Realty Income Termination Fee shall be an amount equal to the Realty Income Base Amount and Realty Income shall, upon receiving notice that VEREIT has received the Tax Guidance, pay to VEREIT the unpaid Realty Income Base Amount within five (5) Business Days. In the event that VEREIT is not able to receive the full Realty Income Base Amount due to the above limitations, subject to VEREIT’s prior delivery to Realty Income of the VEREIT Tax Accrual Opinion with respect to such escrow, Realty Income shall place the unpaid amount in escrow (the “Realty Income Termination Fee Escrow”) by wire transfer within three (3) days of the date when the Realty Income Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to VEREIT unless and until VEREIT receives either one or a combination of the following once or more often: (i) a letter from VEREIT’s independent accountants indicating the maximum amount that can be paid at that time to VEREIT without causing VEREIT to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Realty Income shall pay to VEREIT the lesser of the unpaid Realty Income Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Realty Income has been notified thereof. The obligation of Realty Income to pay any unpaid portion of the Realty Income Termination Fee shall terminate on the December 31 following the date which is three (3) years from the date the Realty Income Termination Fee first becomes payable under Section 7.2(c). Amounts remaining in escrow after the obligation of Realty Income to pay the Realty Income Termination Fee terminates shall be released to Realty Income. The “Realty Income Base Amount” shall mean $838,000,000. The “VEREIT Tax Accrual Opinion” means an opinion of nationally recognized federal income tax counsel experienced in REIT tax matters based on then applicable law and complying with the requirements of Treasury Regulations Section 1.856-7(c)(2) to the effect that the deposit into the Realty Income Termination Fees Escrow Account or the VEREIT Expense Reimbursement Escrow, as applicable, should not cause the Company to recognize income for U.S. federal income tax purposes and for any Company taxable year in excess of the amount released from such escrow to VEREIT in such taxable year.

(g)               The “Realty Income Expense Reimbursement” shall be an amount equal to the lesser of (i) the Realty Income Expense Reimbursement Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Realty Income without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Realty Income has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Realty Income which was not Qualifying Income), in each case as determined by independent accountants to Realty Income. Notwithstanding the foregoing, in the event Realty Income receives Tax Guidance providing that Realty Income’s receipt of the Realty Income Expense Reimbursement Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the Realty Income Expense Reimbursement shall be an amount equal to the Realty Income Expense Reimbursement Base Amount and VEREIT shall, upon receiving notice that Realty Income has received the Tax Guidance, pay to Realty Income the unpaid Realty Income Expense Reimbursement Base Amount within five (5) Business Days. In the event that Realty Income is not able to receive the full Realty Income Expense Reimbursement Base Amount due to the above limitations, VEREIT shall place the unpaid amount in escrow by wire transfer within three (3) days of the date when the Realty Income Expense Reimbursement would otherwise be due but for the above limitations and shall not release any portion thereof to Realty Income unless and until Realty Income receives either one or a combination of the following once or more often: (i) a letter from Realty Income’s independent accountants indicating the maximum amount that can be paid at that time to Realty Income without causing Realty Income to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events VEREIT shall pay to Realty Income the lesser of the unpaid Realty Income Expense Reimbursement Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after VEREIT has been notified thereof. The obligation of VEREIT to pay any unpaid portion of the Realty Income Expense Reimbursement shall terminate on the December 31 following the date which is three (3) years from the date the Realty Income Expense Reimbursement first becomes payable under Section 7.2(b). Amounts remaining in escrow after the obligation of VEREIT to pay the Realty Income Expense Reimbursement terminates shall be released to VEREIT. The “Realty Income Expense Reimbursement Base Amount” shall mean $25,000,000.

(h)               The “VEREIT Expense Reimbursement” shall be an amount equal to the lesser of (i) the VEREIT Expense Reimbursement Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to VEREIT without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) VEREIT has 0.5% of its gross income of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of VEREIT which was not Qualifying Income), in each case as determined by independent accountants to VEREIT. Notwithstanding the foregoing, in the event VEREIT receives Tax Guidance providing that VEREIT’s receipt of the VEREIT Expense Reimbursement Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the VEREIT Expense Reimbursement shall be an amount equal to the VEREIT Expense Reimbursement Base Amount and Realty Income shall, upon receiving notice that VEREIT has received the Tax Guidance, pay to VEREIT the unpaid VEREIT Expense Reimbursement Base Amount within five (5) Business Days. In the event that VEREIT is not able to receive the full VEREIT Expense Reimbursement Base Amount due to the above limitations, subject to VEREIT’s prior delivery of the VEREIT Tax Accrual Opinion with respect to such escrow, Realty Income shall place the unpaid amount in escrow (the “VEREIT Expense Reimbursement Escrow”) by wire transfer within three (3) days of the VEREIT Expense Reimbursement first becomes payable under Section 7.2(c) and shall not release any portion thereof to VEREIT unless and until VEREIT receives either one or a combination of the following once or more often: (i) a letter from VEREIT’s independent accountants indicating the maximum amount that can be paid at that time to VEREIT without causing VEREIT to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Realty Income shall pay to VEREIT the lesser of the unpaid Realty Income Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Realty Income has been notified thereof. The obligation of Realty Income to pay any unpaid portion of the VEREIT Expense Reimbursement shall terminate on the December 31 following the date which is three (3) years from the date the VEREIT Expense Reimbursement first becomes payable under Section 7.2(c). Amounts remaining in escrow after the obligation of Realty Income to pay the VEREIT Expense Reimbursement terminates shall be released to Realty Income. The “VEREIT Expense Reimbursement Base Amount” shall mean $25,000,000. The limitation, escrow and release provisions in this paragraph shall also apply to any indemnities payable to VEREIT under Section 5.15(d)(iv) (i.e., applying this paragraph to such indemnities as if the “VEREIT Expense Reimbursement Base Amount” was the amount of such indemnities before the application of this sentence).

Article VIII
GENERAL PROVISIONS

Section 8.1                  Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time or which otherwise by their terms survive the termination of this Agreement or the Effective Time.

Section 8.2                  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified, (b) when received when sent by email to the party to be notified; provided, however, that if the sending party receives a “bounce back” or similar message indicating non-delivery is received with respect thereto, notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.2 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 8.2 or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

if to VEREIT or VEREIT OP, to:

VEREIT
2325 E. Camelback Road, 9th Floor
Phoenix, AZ 85016

Attention:	Lauren Goldberg
E-mail:	LGoldberg@VEREIT.com

with a copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Adam O. Emmerich
Karessa L. Cain
Fax No.:	(212) 403-2000
E-mail:	AOEmmerich@wlrk.com
KLCain@wlrk.com

if to Realty Income, Merger Sub 1 or Merger Sub 2, to:

Realty Income Corporation
11995 El Camino Real
San Diego, California, 92130

Attention:	General Counsel
Email:	mbushore@realtyincome.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626

Attention:	Charles Ruck
William Cernius
Darren Guttenberg
Fax No.:	(714) 755-8290
E-mail:	charles.ruck@lw.com
william.cernius@lw.com
darren.guttenberg@lw.com

Section 8.3                  Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” References to “$” and “dollars” are to the currency of the United States of America. Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material,” a “Realty Income Material Adverse Effect” or a “VEREIT Material Adverse Effect” under this Agreement. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any pronoun shall include the corresponding masculine, feminine and neuter forms. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

Section 8.4                  Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to each other party (including by means of electronic delivery), it being understood that the parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.5                  Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement. Except (a) for, after the Effective Time, the rights of the holders of VEREIT Common Stock to receive the shares of Realty Income Common Stock and cash in lieu of fractional shares as provided in Article I and Article II, plus any dividends or other distributions as provided in Section 2.3(c) or Section 2.3(i), and (b) as provided in Section 5.9(e) which, in each case, shall inure to the benefit of the respective Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement is intended to confer upon any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.6                  Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland (without giving effect to choice of law principles thereof).

Section 8.7                  Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.8                  Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 8.9                  Submission to Jurisdiction. For the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, each party hereto irrevocably submits to the jurisdiction of the  Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division (the “Maryland Courts”). In the case of any suit, action or other proceeding in the Circuit Court for Baltimore City, Maryland, each of the parties irrevocably agrees to request and/or consent to the assignment of any such suit, action or other proceeding to such court’s Business and Technology Case Management Program. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Maryland Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.10              Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.9, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 8.11              WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE SHARES OR SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 8.12              Amendment. At any time prior to the Partnership Merger Effective Time, this Agreement may be amended by the parties hereto, by an instrument in writing signed on behalf of each of the parties; provided, that after the VEREIT Required Stockholders Vote or the Realty Income Required Stockholders Vote is obtained, no amendment shall be made which by Law requires further approval by the stockholders of Realty Income or VEREIT without such further approval by such stockholders.

Section 8.13              Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by the Board of Directors of VEREIT or the Board of Directors of Realty Income, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Article IX
DEFINITIONS

“Benefit Plan” means, with respect to any entity, any compensation or employee benefit plan, program, policy, agreement or other arrangement, including any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or saving, plan, program, policy, agreement or arrangement.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by Law or executive order to be closed.

“Contract” means any contract, agreement, lease, license, note, bond, mortgage, indenture, commitment or other instrument or obligation.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Covid-19” means SARS-CoV-2 or Covid-19, and any variants or evolutions thereof.

“Covid-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester or any other applicable law, Order, directive, guideline or recommendation by a Governmental Entity, public health authority or industry group, including the Coronavirus Aid, Relief, and Economic Security Act (CARES), in each case, in connection with or in response to Covid-19.

“Environmental Laws” means any applicable Law relating (a) to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; (b) to the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; (c) to the treatment, storage, disposal or management of Hazardous Materials; (d) to exposure to Hazardous Materials or any other toxic, hazardous or other controlled, prohibited or regulated substances; (e) to the transportation, release or any other use of Hazardous Materials; or (f) to the pollution, protection or regulation of the environmental or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq., those portions of the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq. relating to Hazardous Materials exposure and compliance, the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq. (“EPCRA”), and other comparable Laws and all rules and regulations promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, regulated or identified under applicable Environmental Laws because of its hazardous, toxic, dangerous or deleterious properties. Without limiting the generality of the foregoing, “Hazardous Materials” include “hazardous substances” as defined in CERCLA, “extremely hazardous substances” as defined in EPCRA, “hazardous waste” as defined in RCRA, “hazardous materials” as defined in HMTA, crude oil, petroleum products or any fraction thereof, radioactive materials, including source, byproduct or special nuclear materials, asbestos or asbestos-containing materials, chlorinated fluorocarbons, polychlorinated biphenyls, per- and polyfluoroalkyl substances and radon.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earnout, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (iv) all lease obligations of such Person capitalized on the books and records of such Person, (v) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned Subsidiary of such Person.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on May 29, 2021.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, Order, injunction, decree or agency requirement of any Governmental Entity.

“Lien” means any with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material VEREIT Leases” means the VEREIT Leases listed on Section 9.1(a) of the VEREIT Disclosure Letter.

“OfficeCo” shall have the meaning set forth in Exhibit A to this Agreement.

“OfficeCo Debt Financing” shall have the meaning set forth in Exhibit A to this Agreement.

“OfficeCo Distribution” shall have the meaning set forth in Exhibit A to this Agreement.

“OfficeCo Distribution Prospectus” means a prospectus relating to the securities of OfficeCo to be issued in the OfficeCo Distribution to the Realty Income stockholders after the Closing, and any amendments or supplements thereto.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity or arbitral body or tribunal with competent jurisdiction (in each case, whether temporary, preliminary or permanent).

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 5.4(a) or Section 5.4(c)) that the Board of Directors of VEREIT during the Initial Period, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or is reasonably likely to result in a Superior Proposal.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“Realty Income Credit Agreement Amendment” shall have the meaning set forth in Section 5.14 of the Realty Income Disclosure Letter.

“Realty Income DSU Award” means an award of deferred stock units that corresponds to a number of shares of Realty Income Common Stock.

“Realty Income Lease” means each lease, sublease, sub-sublease, license and other agreement (including any amendments, notices, deferral agreements or other modifications thereto) under which Realty Income or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Realty Income Material Adverse Effect” means an event, development, change or occurrence that is materially adverse to the financial condition, business or results of operations of Realty Income and its Subsidiaries, taken as a whole; provided, however, that a Realty Income Material Adverse Effect shall not include any event, development, change or occurrence to the extent arising out of, relating to or resulting from:

(a) changes in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets);

(b) changes generally affecting the industry or industries in which Realty Income or any of its Subsidiaries operates or any of the markets or geographical areas in which Realty Income or any of its Subsidiaries operate;

(c) any change or proposed change after the date hereof in Law or the interpretation thereof or GAAP or the interpretation thereof;

(d) changes in political or social conditions, including civil unrest, protects, public demonstrations, acts of war, armed hostility or terrorism (including cyber-terrorism or cyber-attacks), riots, demonstrations, public disorders, civil disobedience or any escalation or any worsening thereof;

(e) earthquakes, hurricanes, tornados or other acts of God, natural disasters or calamities;

(f) any epidemics, pandemics or disease outbreaks (including Covid-19) or worsening thereof and any Covid-19 Measures;

(g) the negotiation, execution, announcement or existence of this Agreement or the consummation of the transactions contemplated hereby (including the Mergers, the Separation and the OfficeCo Distribution), including the impact thereof on relationships, contractual or otherwise, of Realty Income or any of its Subsidiaries with tenants, customers, suppliers, lenders, partners, employees or regulators (provided, that this clause (g) shall not apply to any inaccuracy in the representations and warranties set forth in Section 3.2(c)(ii)(B));

(h) any failure by Realty Income to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Realty Income Material Adverse Effect may be taken into account in determining whether there has been a Realty Income Material Adverse Effect);

(i) any change in the price or trading volume of shares of Realty Income Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Realty Income Material Adverse Effect may be taken into account in determining whether there has been a Realty Income Material Adverse Effect);

(j) any reduction in the credit rating of Realty Income or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Realty Income Material Adverse Effect may be taken into account in determining whether there has been a Realty Income Material Adverse Effect);

(k) compliance with the terms of, or the taking of any action required by, this Agreement (including the Mergers, the Separation and the OfficeCo Distribution) (other than any action or failure to take any action pursuant to Section 4.2, unless VEREIT has unreasonably withheld, conditioned or delayed its written consent to any such action or failure to take action);

provided, that (x) if any event, development, change or occurrence described in any of clauses (a), (b), (c), (d), (e) or (f) has had a disproportionate adverse effect on Realty Income and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry, then the incremental disproportionate adverse impact (and only the incremental disproportionate adverse impact) of such event, development, change or may be taken into account for purposes of determining whether a Realty Income Material Adverse Effect has occurred, and (y) if any event, development, change or occurrence has caused or is reasonably likely to cause Realty Income to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a Realty Income Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“Realty Income Merger Counsel” means Latham & Watkins LLP.

“Realty Income PPN Amendment” shall have the meaning set forth in Section 5.14 of the Realty Income Disclosure Letter.

“Realty Income Performance Share Award” means an award of performance shares that correspond to a number of shares of Realty Income Common Stock.

“Realty Income REIT Counsel” means Latham & Watkins LLP.

“Realty Income Restricted Stock Award” means an award of restricted shares of Realty Income Common Stock.

“Realty Income RSU Awards” means an award of restricted stock units that corresponds to a number of shares of Realty Income Common Stock.

“Realty Income Stock Option” means an option to purchase a number of shares of Realty Income Common Stock.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representatives” means, with respect to any Person, such Person’s officers, employees, agents, or representatives (including investment bankers, financial or other advisors or consultants, auditors, accountants, attorneys, brokers, finders or other agents).

“SEC” means the U.S. Securities and Exchange Commission.

“Separation” shall have the meaning set forth in Exhibit A to this Agreement.

“Significant Subsidiary” means any Subsidiary of VEREIT or Realty Income, as the case may be, that would qualify as a “Significant Subsidiary” of such party within the meaning of Regulation S-X of the SEC (and, for the avoidance of doubt, irrespective of whether or not such Subsidiary has been included in Exhibit 21 to VEREIT’s or Realty Income’s respective Annual Reports on Form 10-K).

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; (ii) such Person holds a majority of the equity economic interest and (iii) solely for the purposes of Section 3.1(f) (Compliance with Applicable Laws), Section 3.1(g) (Legal Proceedings), 3.1(j) (Benefit Plans), 3.1(k) (Employment and Labor Matters), 3.1(q) (Environmental Matters), 3.1(r) (Intellectual Property), and the covenants contained in this Agreement, such Person is a general partner, manager or managing member, provided, that, notwithstanding anything to the contrary herein, a Person shall not be deemed to breach any representation, covenant or agreement in this Agreement as a result of any action or inaction such Person takes or fails to take as a result of any binding obligation such Person has to any joint venture partner.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other similar government charges in the nature of a tax, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.

“Tax Protection Agreement” means any agreement pursuant to which (i) any liability to direct or indirect holders of units in a partnership that is a Subsidiary of VEREIT or Realty Income (a “Relevant Partnership”) or any interests in any Subsidiary of any Relevant Partnership (any such units or interests, “Relevant Partnership Units”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Relevant Partnership Units, a party to such agreement has agreed to (a) maintain a minimum level of debt or continue a particular debt, (b) retain or not dispose of assets for a period of time that has not since expired, (c) make or refrain from making Tax elections, (d) operate (or refrain from operating) in a particular manner, (e) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (f) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (g) only dispose of assets in a particular manner; and/or (iii) any persons, whether or not partners in any Relevant Partnership, have been or are required to be given the opportunity to guaranty or assume debt of such Relevant Partnership or any Subsidiary of such Relevant Partnership or are so guarantying or have so assumed such debt.

“Tax Return” shall mean any report, return, document, declaration or other information or filing filed or required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Tenant Improvements” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the applicable property.

“to Realty Income’s knowledge” or “to the knowledge of Realty Income” means the actual knowledge of any of the individuals listed in Section 9.1 of the Realty Income Disclosure Letter.

“to VEREIT’s knowledge” or “to the knowledge of VEREIT” means the actual knowledge of any of the individuals listed in Section 9.1(b) of the VEREIT Disclosure Letter.

“VEREIT Credit Agreement” means the Credit Agreement, dated as of May 23, 2018, by and among VEREIT OP, as borrower, VEREIT, as parent, Wells Fargo Bank, National Association, as administrative agent, and the other parties party thereto (as amended, supplemented or otherwise modified from time to time).

“VEREIT DSU Award” means an award of deferred stock units that corresponds to a number of shares of VEREIT Common Stock granted under the VEREIT Equity Plans.

“VEREIT Equity Plans” means (i) the VEREIT Equity Plan, as amended, (ii) the VEREIT Non-Executive Director Stock Plan, and (iii) the VEREIT 2021 Equity Incentive Plan.

“VEREIT Lease” means each lease, sublease, sub-sublease, license and other agreement (including any amendments, notices, deferral agreements or other modifications thereto) under which VEREIT or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“VEREIT Material Adverse Effect” means an event, development, change or occurrence that is materially adverse to the financial condition, business or results of operations of VEREIT and its Subsidiaries, taken as a whole; provided, however, that a VEREIT Material Adverse Effect shall not include any event, development, change or occurrence to the extent arising out of, relating to or resulting from:

(a) changes in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets);

(b) changes generally affecting the industry or industries in which VEREIT or any of its Subsidiaries operates or any of the markets or geographical areas in which VEREIT or any of its Subsidiaries operate;

(c) any change or proposed change after the date hereof in Law or the interpretation thereof or GAAP or the interpretation thereof;

(d) changes in political or social conditions, including civil unrest, protects, public demonstrations, acts of war, armed hostility or terrorism (including cyber-terrorism or cyber-attacks), riots, demonstrations, public disorders, civil disobedience or any escalation or any worsening thereof;

(e) earthquakes, hurricanes, tornados or other acts of God, natural disasters or calamities;

(f) any epidemics, pandemics or disease outbreaks (including Covid-19) or worsening thereof and any Covid-19 Measures;

(g) the negotiation, execution, announcement or existence of this Agreement or the consummation of the transactions contemplated hereby (including the Mergers, the Separation and the OfficeCo Distribution), including the impact thereof on relationships, contractual or otherwise, of Realty Income or any of its Subsidiaries with tenants, customers, suppliers, lenders, partners, employees or regulators (provided, that this clause (g) shall not apply to any inaccuracy in the representations and warranties set forth in Section 3.1(c)(ii)(B));

(h) any failure by VEREIT to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a VEREIT Material Adverse Effect may be taken into account in determining whether there has been a VEREIT Material Adverse Effect);

(i) any change in the price or trading volume of shares of VEREIT Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a VEREIT Material Adverse Effect may be taken into account in determining whether there has been a VEREIT Material Adverse Effect);

(j) any reduction in the credit rating of VEREIT or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a VEREIT Material Adverse Effect may be taken into account in determining whether there has been a VEREIT Material Adverse Effect); and

(k) compliance with the terms of, or the taking of any action required by, this Agreement (including the Mergers, the Separation and the OfficeCo Distribution) (other than any action or failure to take any action pursuant to Section 4.1, unless Realty Income has unreasonably withheld, conditioned or delayed its written consent to any such action or failure to take action);

provided, that (x) if any event, development, change or occurrence described in any of clauses (a), (b), (c), (d), (e) or (f) has had a disproportionate adverse effect on VEREIT and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry, then the incremental disproportionate adverse impact (and only the incremental disproportionate adverse impact) of such event, development, change or may be taken into account for purposes of determining whether a VEREIT Material Adverse Effect has occurred, and (y) if any event, development, change or occurrence has caused or is reasonably likely to cause VEREIT to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a VEREIT Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“VEREIT Merger Counsel” means Wachtell, Lipton, Rosen & Katz.

“VEREIT Notes Indenture” means that certain Indenture, dated as of February 6, 2014, by and among ARC Properties Operating Partnership, L.P., Clark Acquisition, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee (as amended, supplemented or otherwise modified from time to time, including, without limitation, by that certain First Supplemental Indenture, dated as of February 9, 2015, by and among ARC Properties Operating Partnership, L.P., American Realty Capital Properties, Inc. and U.S. Bank National Association).

“VEREIT Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of VEREIT OP, dated as of January 3, 2014, as amended from time to time.

“VEREIT Partnership Common Unit” has the meaning assigned to the term “OP Unit” in the VEREIT Partnership Agreement.

“VEREIT Partnership Preferred Unit” has the meaning assigned to the term “Preferred Units” in the VEREIT Partnership Agreement.

“VEREIT Partnership Series F Preferred Unit” has the meaning assigned to the term “Series F Preferred Unit” in the VEREIT Partnership Agreement.

“VEREIT Partnership Unit” has the meaning assigned to the term “Partnership Unit” in the VEREIT Partnership Agreement.

“VEREIT REIT Counsel” means Goodwin Procter LLP.

“VEREIT RSU Award” means an award of restricted stock units that corresponds to a number of shares of VEREIT Common Stock granted under the VEREIT Equity Plans.

“VEREIT Series F Preferred Stock” means the 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, of VEREIT.

“VEREIT Stock Option” means each option to purchase shares of VEREIT Common Stock granted under the VEREIT Equity Plans.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a material breach of this Agreement.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on June 13, 2021 and (b) 11:59 p.m. (New York time) on the first (1st) Business Day after the end of any Notice Period (including any extensions thereof pursuant to Section 5.4(b)(iv)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to June 13, 2021.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, VEREIT, VEREIT OP, Realty Income, Merger Sub 1 and Merger Sub 2 have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

VEREIT, INC.

By:	/s/ Glenn J. Rafrano
Name: Glenn J. Rafrano
Title: Chief Executive Officer

VEREIT OPERATING PARTNERSHIP, L.P.

By:	VEREIT
its sole general partner

By:	/s/ Glenn J. Rafrano
Name: Glenn J. Rafrano
Title: Chief Executive Officer

REALTY INCOME CORPORATION

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

RAMS MD SUBSIDIARY I, INC.

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

RAMS ACQUISITION SUB II, LLC.

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

By mutual agreement, Realty Income and VEREIT may further modify the terms set forth in this Exhibit A to facilitate the objectives contemplated thereby.

Preliminary Matters
OfficeCo	OfficeCo will be a Maryland corporation that is initially a wholly owned direct or indirect subsidiary of Realty Income, or, subject to the consent of VEREIT (not to be unreasonably withheld, conditioned or delayed), VEREIT.
Separation	The “Separation” shall mean the separation of OfficeCo from Realty Income following the transfer to OfficeCo of the OfficeCo Business, in accordance with the terms of this Exhibit A and the Agreement.
OfficeCo Distribution	The Separation will be effectuated by a pro rata distribution (the “OfficeCo Distribution”) of all of the outstanding shares of OfficeCo common stock to the stockholders of Realty Income pursuant to the Form 10. Realty Income may elect to retain, cause an Affiliate to retain, or sell to a third party, a class of non-voting stock of OfficeCo.
Actions To Be Taken Prior to The Separation and The OfficeCo Distribution
OfficeCo Business

Realty Income, VEREIT and their respective Subsidiaries will cooperate and use reasonable best efforts to transfer, following the consummation of the Merger and prior to the Separation, and in accordance with the Reorganization Plan, the office real properties of Realty Income and VEREIT (and their respective Subsidiaries) and certain other identified assets that are listed on Schedule A of the Realty Income Disclosure Schedule (the “OfficeCo Properties”), as well as the material assets primarily related to those properties and material liabilities to the extent related to those properties (including any OfficeCo Financing, the “OfficeCo Business”), unless Realty Income, after consultation with and good faith consideration of any comments from VEREIT, elects to exclude any such OfficeCo Properties, assets or liabilities from the OfficeCo Business.

Realty Income, after consultation with and good faith consideration of any comments from VEREIT, may elect to include certain additional properties, assets or liabilities of VEREIT, Realty Income or its Subsidiaries.

Reorganization Plan	Realty Income, VEREIT and their respective Subsidiaries will cooperate and Realty Income shall, following consultation with and good faith consideration of any comments from VEREIT, as promptly as practicable, determine a reorganization plan (as may be amended, the “Reorganization Plan”) to effectuate the transfer of the OfficeCo Business to OfficeCo or Subsidiaries thereof.

Separation Documents

Realty Income, VEREIT and OfficeCo, and/or, as applicable, their respective Subsidiaries, will enter into a Separation and Distribution Agreement that will govern the rights and responsibilities of each party with respect to its relationship with the other following the Separation, including with respect to the allocation of assets and liabilities, cross-indemnification and other separation matters, in each case, on such terms as determined by Realty Income, after consultation with and good faith consideration of any comments from VEREIT.

In addition, Realty Income, VEREIT and OfficeCo, or their respective Subsidiaries, will enter into other customary agreements to the extent appropriate to address tax matters, employee matters, transition services and other terms of the Separation and the OfficeCo Distribution, in each case, on such terms as determined by Realty Income, after consultation with and good faith consideration of any comments from VEREIT.

Financing and Capital Structure	Realty Income and its Subsidiaries will use reasonable best efforts to procure, adequate financing for the capitalization of OfficeCo, as determined by Realty Income, after consultation with and good faith consideration of any comments from VEREIT (the “OfficeCo Debt Financing”), including the transfer to or assumption by OfficeCo or a Subsidiary thereof of mortgages related to OfficeCo Properties to be determined by Realty Income. VEREIT and its Subsidiaries will cooperate with respect to the OfficeCo Debt Financing on such terms as set forth in, and subject to, Section 5.14 of the Merger Agreement (other than with respect to the transfer to or assumption by OfficeCo or a Subsidiary thereof of mortgages related to OfficeCo Properties, which cooperation shall be on such terms as set forth in, and subject to, Section 5.15 of the Merger Agreement).
Governance and Management

OfficeCo’s certificate of incorporation and bylaws will be amended and restated in connection with consummation of the Separation and the OfficeCo Distribution to contain terms and provisions customary for a publicly traded REIT.

Prior to consummation of the Separation and the OfficeCo Distribution, Realty Income will, after consultation with and good faith consideration of any comments from VEREIT, identify and designate (i) individuals to serve on OfficeCo’s board of directors and committees thereof, and (ii) individuals to serve as executive officers of OfficeCo.

Stock Exchange	VEREIT and Realty Income and their respective Subsidiaries will use reasonable best efforts to cause the shares of OfficeCo’s common stock to be listed for trading on a nationally recognized U.S. stock exchange, to be selected by Realty Income.
Form 10	VEREIT and Realty Income and their respective Subsidiaries will cooperate and use reasonable best efforts to prepare and cause the Form 10 to be filed with and declared effective by the SEC as promptly as practicable.
Corporate Approvals	VEREIT and Realty Income and their respective Subsidiaries will cooperate and use reasonable best efforts to procure the requisite corporate and other approvals required to consummate the Separation and the OfficeCo Distribution, including the approval and declaration by the Realty Income board of directors of the OfficeCo Distribution.

Solvency Opinion

Realty Income will engage a reputable solvency expert to provide a customary solvency and surplus opinion with respect to Realty Income’s declaration and payment of the OfficeCo Distribution, if deemed necessary by Realty Income.

In furtherance of the foregoing, Realty Income and VEREIT will cooperate to provide such information, projections and analyses as may be required by the solvency expert in order to render such opinion.

Third Party Consents and Approvals

VEREIT and Realty Income and their respective Subsidiaries will cooperate and use reasonable best efforts to obtain any Consents required with respect to the Separation and the OfficeCo Distribution in accordance with the Reorganization Plan.

VEREIT and Realty Income will reasonably cooperate and seek to (i) minimize any fees or costs related to obtaining any such Consents, and (ii) cause such Consents, fees or costs to be contingent on and payable after the consummation of the Merger.

Exhibit 99.1

Realty Income to Combine With VEREIT

Further Distancing Itself as the Preeminent Net Lease REIT

REALTY INCOME

The Monthly Dividend Company®

VEREIT

April 29, 2021

Sainsbury's
Argos
Walmart
Neighborhood Market

Realty Income to Combine With VEREIT Further Distancing Itself as the Preeminent Net Lease REIT April 29, 2021

+ Forward-Looking Statements 2 This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income Corporation (“Realty Income”) and VEREIT, Inc. (“VEREIT”) operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; the potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; the risks associated with the ability to list the common stock of SpinCo on a national stock exchange following the proposed spin-off; risks associated with the ability to consummate any sales of the office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; risks associated with the ability to consummate the spin-off on terms contemplated by Realty Income and VEREIT; the failure to obtain debt financing to capitalize SpinCo, risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with clients, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Realty Income’s or VEREIT’s common stock or preferred stock or Realty Income’s or VEREIT’s ability to pay dividends; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward- looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made. No Offer or Solicitation This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

+ Transaction Overview 3 Transaction Details • All-stock acquisition by Realty Income Corporation (“Realty Income”) of VEREIT, Inc. (“VEREIT”), (the “Merger”) • VEREIT’s shareholders to receive 0.705 of a share of Realty Income for each VEREIT common share • Pro forma ownership of ~70% for Realty Income’s shareholders and ~30% for VEREIT’s shareholders • Concurrent spin-off of substantially all office assets of both companies into a new, self-managed, publicly traded REIT (“SpinCo”) Management and Board • Sumit Roy will remain President and Chief Executive Officer of Realty Income • Michael D. McKee will remain Realty Income’s Non-Executive Chairman of the Board of Directors • Two VEREIT board members to join Realty Income’s Board of Directors Anticipated Synergies and Earnings Impact • Anticipate $45-$55 million of annual G&A synergies1 • Relative to the $3.465 midpoint of Realty Income’s 2021 AFFO per share guidance, the transaction is expected to be over 10% accretive to shareholders on an annualized, leverage-neutral basis Expected Close • Expected to close Q4 2021 for both Merger and spin-off, subject to customary closing conditions, including shareholder approval from both Realty Income and VEREIT and the continued planning and preparation for the spin-off 1. Cash synergies expected to be $35-40mm

+ A Powerful Combination 4 • Immediately AFFO Accretive – 10%+ accretive relative to the midpoint of Realty Income’s 2021 AFFO per share guidance • Scale Driving Growth – Accelerates growth and client diversification, provides further runway for core clients to grow, and adds complementary investment pipeline and capabilities to the platform • Amplifies Cost of Capital Advantages – Benefit to existing VEREIT portfolio and catalyst for accretive, high-quality acquisition growth; attractive opportunities to refinance existing VEREIT debt with a ~4.0% weighted average cost and $373 million of outstanding preferred equity at a rate of 6.7%, which is freely prepayable at par • Track Record of Dividend Growth And Total Returns – Continued membership in the S&P 500 Dividend Aristocrats® Index; immediate increase in dividend per share to VEREIT’s shareholders upon close; Realty Income has delivered total return performance ahead of the S&P 500 and MSCI U.S. REIT Index (“RMZ”), with lower volatility, since its listing • Fortress Balance Sheet – Net lease industry leading credit ratings of A3 / A-; target leverage maintained at 5.5x debt/EBITDA. Other pro forma credit ratios consistent with current Realty Income profile • Unquestioned Leader in the Net Lease Industry – Realty Income will be the 6th largest REIT in the RMZ1 and ranked in the top half of the S&P 500 with a best-in-class portfolio 1 2 3 4 5 6 1. Based on equity market capitalization

+ .. Industry leading cost of equity and debt capital .. Currently rated A3/A- vs. VEREIT’s Baa2/BBB .. Incremental debt issuance opportunities in lower yielding currencies Significant Accretion for Shareholders 5 Multiple AFFO levers to drive 10%+ AFFO per share accretion to shareholders on a leverage neutral basis Debt Refinancing Opportunities 10%+ AFFO per share accretion to Realty Income’s shareholders2 Realty Income Cost of Capital Advantage Operating Cost Savings Enhanced Investment Platform .. Estimated run rate cost synergies of ~$45 - $55mm1 .. Increased size, scale and diversification unlocks additional flexibility for growth in core verticals .. Incremental opportunity to refinance ~$6 billion of VEREIT debt with a ~4.0% weighted average cost and weighted average term to maturity of ~6 years .. Additional $373 million of outstanding preferred equity with a rate of 6.7%, which is freely prepayable at par .. Near-term opportunity: ~$2.7bn of preferred equity and maturing debt through 2025 at a weighted average cost of 5.1% 1. Cash synergies expected to be $35-40mm. An estimated 75% of savings are expected to be achieved in the first 12 months post-closing. 2. Annualized, leverage-neutral accretion relative to midpoint of Realty Income 2021 guidance ($3.465)

+ 0.23% 0.32% 0.46% 0.49% 0.62% 0.69% 0.71% 0.89% Blue Chip 1 Blue Chip 2 Blue Chip 3 Blue Chip 4 Blue Chip 5 Blue Chip 6 Blue Chip 7 0.23% 0.32% 0.42% 0.43% 0.62% 0.64% 0.69% 0.75% 0.78% 0.80% 0.99% Transaction Size & Impact to Rent Concentration2 Current Rent $100 $200 $300 $400 $500 $1,000 $200 3% 6% 8% 11% 13% 23% $500 < 1% 2% 3% 5% 6% 11% $800 < 1% 1% 2% 3% 4% 7% $1,100 < 1% 1% 2% 2% 3% 5% $1,700 < 1% < 1% 1% 1% 2% 3% $2,500 < 1% < 1% < 1% 1% 1% 2% Benefits of Scale: Overhead Efficiency and Growth Flexibility 6 Source: Company Filings 1. Based on Q4 Annualized G&A and book Gross Real Estate Value; SPG includes Advertising and Promotion and Home and Regional Office Costs; EQR and AVB include property management costs 2. Assumes 6.0% cap rate for illustrative purposes 3. Cash synergies expected to be $35-40mm G&A Benchmarking (as a % of Gross Real Estate Value)1 + Increased size will allow Realty Income to pursue even larger sale-leaseback transactions without compromising prudent client and industry diversification metrics Larger Size Creates Growth Optionality Includes estimated corporate cost synergies of $45- 55mm3 + ($ in mm) Larger Asset Base Cements Position as Lowest Cost Owner of Net Lease Assets + Top 10 RMZ REITs (Excluding Data Center REITs) Net Lease Universe

REALTY INCOME + VEREIT

Top Industries

Top Tenants

	Before Transaction[1]		After Transaction	
Rank	Tenant	% of Rent	Tenant	% of Rent
1	Walgreens	6%	Walgreens	5%
2	7-ELEVEN	5%	DOLLAR GENERAL	4%
3	DOLLAR GENERAL	4%	DOLLAR TREE FAMILY DOLLAR	4%
4	FedEx	4%	FedEx	3%
5	DOLLAR TREE FAMILY DOLLAR	3%	7-ELEVEN	3%
6	LA FITNESS	3%	LA FITNESS	3%
7	Sainsbury's	3%	Walmart	2%
8	Walmart	3%	CVS pharmacy	2%
9	REGAL	3%	Sainsbury's	2%
10	amc	3%	BJ's	2%
	Total	**36%**	**Total**	**31%**

Capacity Growth Example: Convenience Stores

7

+ Complementary Real Estate Portfolios Result in Greater Diversity for Realty Income 7 Source: Company filings, Company management 1. Statistics as of Q4 2020 2. Assumes 6.0% cap rate Capacity Growth Example: Convenience Stores Top Industries Top Tenants Before Transaction1 After Transaction Rank Industry % of Rent Industry % of Rent 1 Convenience Stores 12% Convenience Stores 9% 2 Grocery Stores 10% Grocery 8% 3 Drug Stores 8% Dollar Stores 8% 4 Dollar Stores 8% Drug Stores 8% 5 Health and Fitness 7% Restaurants - Casual 7% 6 Theaters 6% Restaurants - Quick Service 7% 7 Restaurants - Quick Service 5% Health and Fitness 5% 8 Home Improvement 4% Home Improvement 4% 9 Transportation Services 4% Theaters 4% 10 General Merchandise 3% Transportation Services 4% Total 67% Total 64% Before Transaction1 After Transaction Rank Tenant % of Rent Tenant % of Rent 1 6% 5% 2 5% 4% 3 4% 4% 4 4% 3% 5 3% 3% 6 3% 3% 7 3% 2% 8 3% 2% 9 3% 2% 10 3% 2% Total 36% Total 31% Current Realty Income Convenience Store Concentration (#1 Industry) 12% Pro Forma Convenience Store Concentration (Remains #1 Industry but ~300 bps lower concentration) 9% Pro Forma Total Portfolio Rent ($bn) $2.5 Incremental Acquisition Capacity at Pre-Transaction Concentration Level ($bn)2 ~$1.3

Sustainable Cost of Capital Advantage & Material Refinancing Synergies

Pro Forma Debt Maturity Profile[1]

($ in mm)

$373
$357
$300
$378
$144
$750
$732
$1,100
$1
$1,050
$10
$1,575
$1,200
$1,650
$1,100
$11
$547
$3,281
Pref. Equity
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031+

	Pref. Equity	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031+	Total - $	Total - %
	Weighted Average Coupon on Preferred Equity and Debt Maturities by Year													
VEREIT	6.7%	5.4%	4.8%	4.3%	4.8%	4.6%	4.9%	4.0%	2.9%	3.1%	5.5%	2.9%	$6,356	4.1%
Realty Income	n.a.	0.8%	4.9%	4.7%	4.0%	3.9%	3.0%	3.0%	3.7%	3.3%	1.6%	3.5%	$8,202	3.4%
Realty Income + VEREIT	6.7%	3.0%	4.8%	4.6%	4.5%	4.3%	3.7%	3.5%	3.1%	3.2%	1.7%	3.4%	$14,558	3.7%

Secured Debt **Unsecured Debt** **Preferred Equity**

8

+ Sustainable Cost of Capital Advantage & Material Refinancing Synergies 8 Pro Forma Debt Maturity Profile1 Weighted Average Coupon on Preferred Equity and Debt Maturities by Year Total - $ Total - % 6.7% 5.4% 4.8% 4.3% 4.8% 4.6% 4.9% 4.0% 2.9% 3.1% 5.5% 2.9% $6,356 4.1% n.a. 0.8% 4.9% 4.7% 4.0% 3.9% 3.0% 3.0% 3.7% 3.3% 1.6% 3.5% $8,202 3.4% 6.7% 3.0% 4.8% 4.6% 4.5% 4.3% 3.7% 3.5% 3.1% 3.2% 1.7% 3.4% $14,558 3.7% + Unsecured Debt Secured Debt Preferred Equity ($ in mm) Source: Bloomberg 1. As of December 31, 2020 reported capital structure adjusted for previously disclosed activity 2. Reflects G-spread for Realty Income January 2031 USD unsecured bonds and VEREIT December 2032 unsecured bonds. As of April 27, 2021. VEREIT capital structure includes ~$2.7bn of preferred equity and maturing debt through 2025 with a weighted average rate of ~5.1% Realty Income enjoys a ~40-45 bps G-Spread2 benefit compared to VEREIT on its outstanding debt $300 $750 $1,100 $1,050 $1,575 $1,200 $1,650 $1,100 $547 $3,281 $357 $378 $144 $732 $1 $10 $11 $373 Pref. Equity 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031+

+ ($ in mm) Cumulative Annualized Interest Expense Accretion Assuming Various 10-yr Indicatives: 1 Year Maturities2 Rate 2.4% 1.8% 0.9% Pref + 2021 686 6.1% 25 30 36 2022 266 4.8% 32 38 46 2023 124 4.3% 34 41 50 2024 1,120 4.8% 61 74 94 2025 550 4.6% 73 90 115 Through ’25 $2,746 5.1% $73 $90 $115 2026 600 4.9% 88 108 139 2027 600 4.0% 98 121 157 2028 1,100 2.9% 103 133 178 2029 600 3.1% 107 141 192 2030 11 5.5% 107 141 192 2032 700 2.9% 110 148 205 Total $6,356 4.1% $110 $148 $206 Quantifying the Refinancing Opportunity 9 ₤ € $ Source: Bloomberg 1. Estimated indicatives as of 4/26/21 2. As of December 31, 2020 reported capital structure adjusted for previously disclosed activity Superior credit ratings and ability to issue in lower- yielding international markets provide natural organic growth lever for future value creation Illustrative Outcomes Based on Current Indicatives… Synergies amplified.. …As capital allocation progresses throughout Europe, refinancing opportunities support natural net investment hedging needs Estimated $75 - $115 million of annualized accretion by YE 2025 Estimated $110 - $205 million of annualized accretion over next 10 years

+ $0.90 $0.91 $0.93 $0.95 $0.98 $1.04 $1.09 $1.12 $1.15 $1.18 $1.24 $1.35 $1.44 $1.56 $1.66 $1.71 $1.72 $1.74$1.77 $2.15 $2.19 $2.27 $2.39 $2.53 $2.65 $2.73 $2.81 $2.82 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Dependable Dividends That Grow Over Time 10 Steady dividend track record supported by inherently stable business model, disciplined execution One of only three REITs included in the S&P 500 Dividend Aristocrats® index 94 Consecutive quarterly increases 110 Total increases since 1994 NYSE Listing 4.4% Compound average annualized growth rate since NYSE listing Immediate Dividend per Share Increases for VEREIT’s Shareholders Current Realty Income Annualized Dividend per Share $2.820 (x) Transaction Exchange Ratio 0.705 (=) Implied VEREIT Dividend per Share $1.988 Current VEREIT Dividend per Share $1.848 VEREIT Dividend per Share Increase ~7.6%

REALTY INCOME
The Monthly Dividend Company®
+
VEREIT

Track Record of Favorable Returns to Shareholders

Compound Average Annual Total Shareholder Return Since 1994

15.2%
+3.8%
11.4%
+4.3%
10.9%
+4.7%
10.5%
+4.8%
10.4%
REALTY INCOME
The Monthly Dividend Company®
Nasdaq Composite
DJIA
S&P 500
Equity REIT Index

A track record of market and industry outperformance

5.1%
Median AFFO Per
Share Growth Since 1996

11

+ 15.2% 11.4% 10.9% 10.5% 10.4% Nasdaq Composite DJIA S&P 500 Equity REIT Index Track Record of Favorable Returns to Shareholders 11 Since 1994 NYSE listing, Realty Income shares have outperformed benchmark indices Compound Average Annual Total Shareholder Return Since 1994 +4.8% +4.7% +4.3% +3.8% A track record of market and industry outperformance Note: Return metrics as of 03/31/2021 1. Beta measured using monthly frequency 2. Measured as AFFO per share growth 3. Based on regression analysis comparing beta and total stock return CAGR since 1994 4. Includes ADC, EPRT, FCPT, NNN, SRC, STOR, VER, WPC 0.4 Beta vs. S&P 500 Since ‘94 NYSE Listing1 95th Percentile Return per Unit of Market Risk Compared to S&P 5003 1 of 3 Net Lease REITs4 with Positive Earnings2 Growth in 2020 24 of 25 Years of Positive Earnings per Share Growth2 5.1% Median AFFO Per Share Growth Since 1996

+ 72% 3% 24% 1% Preserves Fortress Balance Sheet Supporting Growth and Resiliency 12 Key Credit Highlights • Leverage neutral transaction / Net lease industry leading A3 Moody’s / A- S&P credit ratings and expected 5.5x leverage ratio1 • One of eight REITs with ‘A’ ratings from two major agencies • Meaningful value embedded from the refinancing of ~$6 billion of VEREIT’s debt that will accrue to Realty Income over time • Additional $373 million of outstanding preferred equity at a rate of 6.7%, which is freely prepayable at par, creates additional near-term refinancing opportunity • Realty Income’s accelerating investment activity in the United Kingdom allows for significantly lower all-in borrowing costs in the high-grade unsecured bond market relative to the U.S. • Proven access to low cost of debt capital in the U.S. (1.48%)2 and in the U.K. (1.71%)2 Pro Forma Capital Structure (% of Total Capitalization)3 Pro Forma Credit Metrics Realty Income 12/31/20 Pro Forma Realty Income4 Net Debt / LTM EBITDA 5.3x ~5.5x LTM Fixed Charge Coverage 5.1x ~5.5x Unencumbered Assets to Unsecured Debt 257% ~300% Secured Debt / Gross Assets 1.4% < 3% Total Debt / Gross Assets 40% ~35% Unsecured Debt $13bn Secured Debt $2bn Common Equity $37bn Total Capitalization ~$50bn Preferred Equity $0.4bn Source: Bloomberg 1. Defined as net debt + preferred equity / Adjusted EBITDAre 2. 1.48% reflects the blended effective annual yield to maturity on Realty Income’s $725mm dual-tranche senior unsecured notes issuance in December 2020 at time of pricing; 1.71% reflects the effective annual yield to maturity of Realty Income’s £400mm senior unsecured notes issuance in September 2020 at time of pricing 3. Reflects Realty Income’s capitalization as of 12/31/2020 pro forma for subsequent significant events 4. Estimated as of transaction close

REALTY INCOME
+
VEREIT

ENTERPRISE VALUE ($BN)[1] – NET LEASE INDUSTRY

~$50
$33.1
$19.6
$15.6
$13.2
$11.7
$7.9
$5.6
$4.5
$3.6
$3.0
REALTY INCOME + VEREIT
REALTY INCOME
W. P. CAREY
VEREIT
STORE capital
NATIONAL RETAIL PROPERTIES
SPIRIT
AGREE REALTY CORPORATION
BROADSTONE NET LEASE, INC.
ESSENTIAL PROPERTIES
FCPT

6th Largest REIT In the RMZ REIT Index

EQUITY MARKET CAPITALIZATION VALUE ($BN) – TOP 10 RMZ REITS

$86.4
$63.6
$48.1
$46.0
$42.7
$37.0
$32.0
$27.7
$27.3
$26.3
PROLOGIS
EQUINIX
Public Storage
SIMON
DIGITAL REALTY
REALTY INCOME + VEREIT
welltower
Equity Residential
AvalonBay
ALEXANDRIA

13

+ ~$50 $33.1 $19.6 $15.6 $13.2 $11.7 $7.9 $5.6 $4.5 $3.6 $3.0 O + VER O WPC VER STOR NNN SRC ADC BNL EPRT FCPT $86.4 $63.6 $48.1 $46.0 $42.7 $37.0 $32.0 $27.7 $27.3 $26.3 PLD EQIX PSA SPG DLR O + VER WELL EQR AVB ARE + Leading Net Lease REIT Ranked 6th Among RMZ Constituents 13 ENTERPRISE VALUE ($BN)1 – NET LEASE INDUSTRY EQUITY MARKET CAPITALIZATION VALUE ($BN) – TOP 10 RMZ REITS Extends Realty Income’s Lead in the Net Lease REIT Sector 6th Largest REIT in the RMZ REIT Index Source: Capital IQ and SNL market data as of 04/27/2021 1. Realty Income and VEREIT enterprise values adjusted for subsequent events post balance sheet date +

Key Metrics Made Even Stronger Through Combination

	REALTY INCOME[1] The Monthly Dividend Company®	VEREIT[1]	"Pro Forma Realty Income" REALTY INCOME + VEREIT[2]
Total Enterprise Value ($bn)	$33	$16	~$50
# of Properties	6,592	3,831	~10,300
Portfolio Annualized Contractual Rent ($bn)	$1.7	$1.1	$2.5
WALT (yrs)	9.0	8.4	9.0
Occupancy (%)	98%	98%	98%
Top 10 Client Concentration	36%	27%	31%
Top 10 Industry Concentration	67%	66%	64%
Investment Grade (%)	51%	39%	45%
2021 E Gross Acquisition Volume ($bn)	$3.25 bn+	$1.15 bn+[3]	$4.4 bn+

14

+ Key Metrics Made Even Stronger Through Combination 14 Total Enterprise Value ($bn) # of Properties Portfolio Annualized Contractual Rent ($bn) WALT (yrs) Occupancy (%) Top 10 Client Concentration Top 10 Industry Concentration Investment Grade (%) 2021 E Gross Acquisition Volume ($bn) $2.5 31% 9.0 98% 45% ~$50 ~10,300 Source: Company Filings, Company management, Capital IQ and SNL as of 04/27/2021 1. Realty Income and VEREIT portfolio metrics as of 12/31/2020 2. Excludes SpinCo; Pro forma WALT weighted by annualized rental income, pro forma occupancy by property count, pro forma investment grade (%) weighted by annualized rental income 3. Based on midpoint of 2021 guidance $4.4 bn+ 1 1 + 2 “Pro Forma Realty Income” 64% $1.7 $1.1 36% 27% 9.0 8.4 98% 98% 51% 39% $33 $16 6,592 3,831 $3.25 bn+ $1.15 bn+ 3 67% 66%

+ Separation of Office Assets into New Publicly-Traded Company 15 .. Office industry investment is not in the long term plans for Pro Forma Realty Income and substantially all of the companies’ office assets1 expected to be spun off .. Accordingly, separation of office assets ("SpinCo") into a self-managed REIT is a strategic objective of the transaction .. Separation of SpinCo is anticipated to be effected via a spin-off into a newly traded public company that owns the office assets of VEREIT and Realty Income .. Consistent with the Merger, Realty Income’s shareholders will own ~70% of SpinCo while VEREIT’s shareholders will own ~30% .. Expected to carry modest initial leverage to support early growth initiatives .. Further updates on the SpinCo separation process, management, and governance will be provided periodically, including on Realty Income’s Q2 earnings call .. Expected to be led by experienced management team to be announced at a later date Separation Overview and Go-Forward Opportunity SpinCo Key Stats Top 5 Industries Top 5 Clients # of Properties 97 Total Contractual Rent $183mm Top 10 Tenant Concentration 47% Q4 2020 Rent Collections Over 99% % Investment Grade 76% High quality tenancy, resilient collections and high yielding assets; Dedicated team focused on growing the portfolio Client Name % Concentration 10% 7% 6% 4% 4% Industry % Concentration Healthcare 17% Telecommunications 14% Insurance 13% Financial Services 11% Government Services 11% WALT ~4 years 1. Excludes six office assets encumbered by CMBS debt that becomes freely pre-payable at par in November 2023, and four office assets held in VEREIT's office joint venture, in which it holds a 20% interest

+ 16 Unquestioned Leader in the Net Lease Industry Fortress Balance Sheet Scale Driving Growth Amplifies Cost of Capital Advantages Track Record of Dividend Growth and Total Returns Immediately AFFO Accretive + Credit Profile .. Continue to curate best-in-class global real estate portfolio known for consistent cash flow generation .. Relentlessly unlock new swim lanes for growth and value creation Portfolio Philosophy .. Maintain A3/A- credit ratings with target leverage in mid-5x area .. Continue to drive fixed charge coverage ratio higher with flexibility to issue in lower cost currencies .. Retail clients that have a service, non- discretionary, and/or low-price- point component to their business .. Industrial clients that are primarily investment grade rated companies and leaders in their respective industries Client Focus Go Forward Business Strategy